 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 3, 1997

                                                REGISTRATION NO. 333-37835

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              XPLOR ENERGY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                        1311                   76-0543361
     (STATE OR OTHER              (PRIMARY STANDARD         (I.R.S. EMPLOYER
     JURISDICTION OF                 INDUSTRIAL            IDENTIFICATION NO.)
    INCORPORATION OR         CLASSIFICATION CODE NUMBER)
      ORGANIZATION)

                                                     STEVEN W. NANCE
                                              PRESIDENT AND CHIEF EXECUTIVE
        10200 GROGANS MILL ROAD                          OFFICER
               SUITE 500                           XPLOR ENERGY, INC.
      THE WOODLANDS, TEXAS 77380           10200 GROGANS MILL ROAD, SUITE 500
            (281) 364-3700                     THE WOODLANDS, TEXAS 77380
   (ADDRESS, INCLUDING ZIP CODE, AND                 (281) 364-3700
           TELEPHONE NUMBER,               (NAME, ADDRESS, INCLUDING ZIP CODE,
 INCLUDING AREA CODE, OF REGISTRANT'S        AND TELEPHONE NUMBER, INCLUDING
     PRINCIPAL EXECUTIVE OFFICES)            AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

       J. DAVID KIRKLAND, JR.                         T. MARK KELLY
        BAKER & BOTTS, L.L.P.                    VINSON & ELKINS L.L.P.
        3000 ONE SHELL PLAZA                      2300 FIRST CITY TOWER
            910 LOUISIANA                              1001 FANNIN
      HOUSTON, TEXAS 77002-4995                   HOUSTON, TEXAS 77002
           (713) 229-1101                            (713) 758-4592


                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                     CALCULATION OF REGISTRATION FEE
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
                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                    MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED        REGISTERED (1) PER SHARE (1)   PRICE(2)(3)        FEE
-----------------------------------------------------------------------------------
Common Stock, par value
 $.001 per share........       --             --        $74,175,000     $22,345(4)
-----------------------------------------------------------------------------------

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(1) In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Includes shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(4) A filing fee of $17,425 has previously been paid, calculated on the former registration fee rate of 1/33 of 1% of a proposed maximum aggregate offering price of $57,500,000. The Registrant is registering an additional $16,675,000 aggregate offering price of securities, and an additional fee of $4,920 is being paid herewith, calculated on the new registration fee rate of .000295 of the incremental increase in the proposed maximum aggregate offering price.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS                   SUBJECT TO COMPLETION

                         DATED DECEMBER 3, 1997

4,300,000 Shares

[LOGO OF XPLOR ENERGY APPEARS HERE]

Common Stock
(Par value $.001 per share)

The shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by XPLOR Energy, Inc., a Delaware corporation (the "Company"). The Company and the Selling Stockholder identified herein have agreed to sell up to a total of 645,000 shares of Common Stock solely to cover over-allotments, if any.

Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between
$   and $   per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price of the Common Stock.

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "XPLR."

Shares of Common Stock are being reserved for sale to the Company's employees and certain other persons at the initial public offering price. See "Underwriting." Such employees are expected to purchase in the aggregate not more than five percent of the Common Stock offered in the Offering.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

           PRICE TO    UNDERWRITING PROCEEDS TO
           PUBLIC      DISCOUNT(1)  COMPANY(2)
-----------------------------------------------
Per Share  $           $            $
-----------------------------------------------
Total(3)   $           $            $
-----------------------------------------------

(1)The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2)Before deducting expenses of the Offering payable by the Company estimated at $1,300,000.

(3)The Company and the Selling Stockholder have granted to the Underwriters a 30-day option to purchase up to an additional 645,000 shares of Common Stock, on the same terms set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and the proceeds to the Selling Stockholder will
be $    , $    , $     and $    , respectively. See "Underwriting."

The shares of Common Stock offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Vinson & Elkins L.L.P., counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on or about
     , 1998 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.
      PRUDENTIAL SECURITIES INCORPORATED
            RAYMOND JAMES & ASSOCIATES, INC.
                   CREDIT LYONNAIS SECURITIES (USA) INC.

      , 1998

 [MAP OF TEXAS AND LOUISIANA AND ADJACENT GULF OF MEXICO; 3-DIMENSIONAL SEISMIC
                  DATA; 3-DIMENSIONAL XPLOR ENERGY LOGO]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON
STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

No action has been or will be taken in any jurisdiction by the Company, the Selling Stockholder or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholder and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                               TABLE OF CONTENTS

                                      Page                                                                            Page
Prospectus Summary..................    4       Business..............................................................  37
Risk Factors........................   11       Management............................................................  54
Use of Proceeds.....................   18       Certain Transactions..................................................  61
Dividend Policy.....................   18       Principal and Selling Stockholders....................................  66
Dilution............................   19       Shares Eligible for Future Sale.......................................  67
Capitalization......................   20       Description of Capital Stock..........................................  68
The Combination Transaction.........   21       Underwriting..........................................................  71
Unaudited Pro Forma Consolidated                Legal Matters.........................................................  73
 Financial Information..............   22       Experts...............................................................  73
Selected Historical Financial Data..   26       Additional Information................................................  73
Management's Discussion and Analysis            Glossary of Certain Industry Terms....................................  74
 of Financial Condition and Results             Index to Consolidated Financial Statements............................ F-1
 of Operations......................   27       Letter of Petroleum Engineers......................................... A-1

UNTIL FEBRUARY   , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

Prior to the Offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to the combination (the "Combination Transaction") in September 1997 of Araxas Energy Corporation ("Araxas"), South Coast Exploration Company ("South Coast"), SOCO Exploration, L.P. ("SOCO") and Interactive Exploration Solutions, Inc. ("INEXS" and, together with South Coast and SOCO, the "South Coast Companies"), (ii) assumes that the Underwriters' over-allotment option will not be exercised and
(iii) has been adjusted to reflect the 23.2-for-one split of the Common Stock effected in November 1997. Unless otherwise indicated by the context, references herein to the "Company" or "XPLOR" are to XPLOR Energy, Inc., a Delaware corporation, and its corporate and partnership subsidiaries and predecessors, and information with respect to the reserves and operating history of the Company includes the combined reserves and operating history of Araxas and the South Coast Companies. Certain terms used herein relating to the oil and gas industry are defined in the Glossary of Certain Industry Terms included elsewhere in this Prospectus.

                                  THE COMPANY

XPLOR is an independent energy company engaged in the exploration for and development of oil and gas reserves, primarily in the Louisiana and Texas Gulf Coast region. The Company focuses on growth through drilling, combining sophisticated technologies such as 3-D seismic data and interactive computer analytical techniques with an experienced technical staff and management. XPLOR applies a disciplined exploration methodology consisting of traditional subsurface geology followed by acquisition and analysis of specifically targeted 3-D seismic data, integrated with sound engineering and economic principles. This methodology is designed to use 3-D seismic data cost-effectively to confirm rather than to generate prospects.

XPLOR was formed through the strategic combination of Araxas and the South Coast Companies in the Combination Transaction. Management believes that the Combination Transaction will enhance the Company's ability to increase its reserves, production and cash flow per share by combining the complementary strengths of Araxas's operating expertise, the South Coast Companies' geophysical expertise and the two companies' portfolios of exploration prospects concentrated in the Gulf Coast region.

Between December 31, 1994 and September 30, 1997, the Company increased its net proved reserves from approximately 8 Bcfe to approximately 58 Bcfe. Average net production increased from 260 Mcfe per day for the year ended December 31, 1994 to approximately 9,700 Mcfe per day for the nine months ended September 30, 1997.

Drilling new wells and interpreting 3-D seismic and other data over existing fields have together generated approximately 60% of the increase in the Company's estimated proved reserves from December 31, 1994 to September 30, 1997. The Company drilled 48 gross wells during that time, consisting of 29 exploratory wells, of which 15 were commercially productive, and 19 development wells, of which 17 were commercially productive. The Company also has added reserves through acquisitions, which accounted for the balance of the reserve increase from December 31, 1994 to September 30, 1997. During this period, the Company completed major acquisitions of substantial working interests in the Adams-Baggett field in Crockett County, Texas and the Main Pass 35 field in the shallow state waters of Louisiana. The Company's reserve growth has been achieved at an average finding cost of $0.73 per Mcfe and an average acquisition cost of $0.70 per Mcfe. Although the Company expects that its future reserve and production growth will result primarily from its drilling program, the Company will consider acquisitions with significant growth potential.

The Company has acquired over 700 square miles of 3-D seismic data and has leased or optioned acreage in 17 project areas. As of September 30, 1997, XPLOR had an inventory of 98 exploration and development prospects within these project areas scheduled to be drilled over the next two years. Prior to the Offering, capital constraints limited the Company's ability to drill its prospect inventory. At the closing of this Offering, however, the Company expects to have $20.0 million available for borrowing under its revolving credit facility, in addition to its cash flow from operations and the unused net proceeds from the Offering, available for its drilling program. XPLOR has budgeted total capital expenditures of approximately $44 million for the period from October 1, 1997 through the end of 1998, which includes funds for drilling approximately 80% of its currently identified exploration and development prospects. The Company believes that its current prospect inventory includes both moderate potential, lower risk prospects and higher potential, higher risk prospects that, if successful, may result in significant increases in proved reserves.

                                   STRENGTHS

XPLOR believes it has the following strengths that are integral to its overall growth strategy:

Experienced Technical Team

The Company has assembled a technical team that has extensive experience in applying sophisticated exploration techniques and that it believes has the capacity to adapt to rapidly changing technological demands. The Company employs 11 geoscientists, consisting of four geologists and seven geophysicists, all of whom have 15 to 25 years of experience in exploring for oil and gas. The Company also has an experienced group of engineers who participate in the evaluation of the Company's potential projects and manage the Company's drilling and production operations.

Advanced Technology

The Company's experienced technical team applies advanced technology in oil and gas exploration and has access to the latest enhancements in such technology. The Company provides its technical team with a sophisticated in-house computer-based work environment, which enables the team to evaluate and integrate data efficiently. XPLOR has 10 networked workstations running the latest 3-D design, modeling, interpretation, mapping, processing and visualization software applications.

INEXS, the Company's geophysical consulting subsidiary, is an integral part of the Company's technology base and gives the Company access to the latest advances in geoscientific technologies. INEXS has specialized in 3-D seismic interpretation and project management services since 1990 and has interpreted over 180 3-D seismic surveys for over 133 companies, including major integrated, foreign national and independent oil and gas companies. As a result of this high level of activity, INEXS has formed working relationships with a number of technology providers. Consequently, INEXS has participated in the design and testing of new applications, providing the Company with access to emerging technologies prior to their availability for general use.

Existing Prospect Inventory and Proved Reserves

As of September 30, 1997, XPLOR had an inventory of 98 exploration and development prospects scheduled to be drilled within the next two years. The Company has leased or optioned acreage for all 98 prospects. Of these prospects, 70 are exploratory and 28 are development. The Company also has identified additional exploratory prospects in various stages of evaluation, planning and implementation. The Company had total proved reserves of approximately 58 Bcfe at September 30, 1997, of which approximately 29 Bcfe were proved developed. For the nine months ended September 30, 1997, net production averaged approximately 9,700 Mcfe per day.

Experienced Management

XPLOR's executive management has experience in both traditional exploratory and operational areas and in the application of the latest technological advances. The Company's executive management has an average of over 20 years of industry experience in engineering, geology, geophysics and finance, primarily with major integrated and large independent oil and gas companies. The Company has established both short-term and long-term incentive plans for management designed to align compensation with the interests of stockholders.

                               BUSINESS STRATEGY

XPLOR intends to increase its oil and gas reserves, production and cash flow per share by emphasizing the following:

Growth Through Exploration and Development

The Company believes that its future growth in reserves, production and cash flow per share will result principally from a combination of exploratory and development drilling on the Company's inventory of prospects. The Company follows a disciplined methodology for the evaluation of its prospects, consisting of four phases: (i) identification of prospects in prolific trends with a high density of potential reservoirs and traps; (ii) data acquisition and quality control; (iii) data integration and interdisciplinary review; and
(iv) final decision-making based upon a thorough analysis of economic and technical information.

Prospect Generation

XPLOR seeks to generate internally the majority of the prospects in which it participates. This focus on internal prospect generation enables the Company to control the entire process, from idea formulation to management of prospective risk and drilling decisions. The Company focuses on defining prospects that have multiple objectives based on subsurface geology before acquiring 3-D seismic data. The Company's inventory of prospects has also enabled the Company to trade for additional desirable prospects held by other oil and gas companies. In addition, third-party evaluations performed by INEXS provide the Company with opportunities to participate in exploratory prospects with industry partners.

Balanced Drilling Program

The Company engages in an active drilling program and attempts to maintain a balanced portfolio of exploratory and development prospects. The Company's exploratory prospect portfolio consists of both moderate potential, lower risk prospects and higher potential, higher risk prospects that, if successful, may result in significant increases in proved reserves. The Company considers balancing the relationship between risk and reward in its exploration program an important component of its business strategy.

Geographic Focus

XPLOR's operating activities are focused onshore and in state waters along the Gulf Coast, primarily in Louisiana and Texas, where the Company has substantial technical experience and expertise. Given the region's prolific production history, the existing infrastructure, existing technical database and the opportunities that have been created by advances in seismic and drilling technology, the Company believes that the Gulf Coast represents one of the most attractive exploration regions in North America. From January 1, 1994 to September 30, 1997, the Company drilled 42 wells along the Gulf Coast and acquired a database of geological and engineering data and approximately 400 square miles of 3-D seismic data in the region.

                          THE COMBINATION TRANSACTION

All of the operations of the Company were previously conducted through Araxas and the South Coast Companies, the interests of which were acquired, directly or indirectly, by the Company in the Combination Transaction. An aggregate of 4,709,413 shares of Common Stock and $3.0 million aggregate principal amount of the Company's notes (the "Combination Notes") were issued in exchange for such acquired interests. As a result of the Combination Transaction, Araxas and the South Coast Companies became wholly owned subsidiaries of XPLOR. See "The Combination Transaction."

                                  THE OFFERING

COMMON STOCK OFFERED BY THE
 COMPANY(1)........................ 4,300,000 shares

COMMON STOCK OUTSTANDING AFTER THE
 OFFERING(1)(2).................... 9,009,413 shares


USE OF PROCEEDS.................... The Company intends to use approximately
                                    $45.2 million of the net proceeds to repay outstanding indebtedness of the Company. The remainder of the net proceeds, along with borrowings under the Company's revolving credit facility, will be used for general corporate purposes, including funding the Company's exploration and development activities. See "Use of Proceeds."

DIVIDEND POLICY.................... The Company does not intend to declare or pay dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

LISTING............................ The Common Stock has been approved for quotation on the Nasdaq National Market.


PROPOSED NASDAQ NATIONAL MARKET
 SYMBOL............................ XPLR
--------

(1) Assumes the Underwriters' over-allotment option for up to 545,000 shares of Common Stock granted by the Company and up to 100,000 shares of Common Stock granted by the Selling Stockholder is not exercised. See "Underwriting."

(2) Excludes an aggregate of 548,984 shares of Common Stock reserved for issuance upon exercise of outstanding stock options granted under the Company's Long-Term Incentive Plan (the "Incentive Plan") and the Company's Nonemployee Director Stock Option Plan (the "Director Plan") and 730,991 shares of Common Stock reserved for issuance upon exercise of other outstanding stock options and warrants. See "Capitalization," "Management--Incentive Plan" and "Shares Eligible for Future Sale."

                                  RISK FACTORS

Prospective purchasers should carefully consider all of the information contained in this Prospectus before making an investment in shares of Common Stock. In particular, prospective purchasers should consider the factors set forth herein under "Risk Factors," including (i) the Company's dependence on exploratory drilling activities,(ii) the volatility of oil and gas prices,
(iii) the risks of the Company's hedging activities, (iv) reserve replacement risk, (v) the uncertainty of reserve information and future net revenue estimates, (vi) possible shortages of rigs, equipment, supplies and personnel,
(vii) operating risks of oil and gas operations, (viii) the Company's current concentration of producing properties, (ix) the Company's dependence upon key personnel, (x) the Company's ability to manage its growth and achieve its business strategy, (xi) the Company's limited combined operating history, (xii) the Company's reliance on technological development, (xiii) the Company's significant capital requirements, (xiv) control of the Company by certain stockholders, (xv) governmental regulation and environmental matters, (xvi) competition in all areas of the Company's operations, (xvii) the number of shares of Common Stock eligible for future sale, (xviii) the Company's intention not to pay dividends, (xix) the Company's recent losses, (xx) certain antitakeover provisions affecting the Company, (xxi) no prior public market for the Common Stock and (xxii) substantial dilution to purchasers of Common Stock in the Offering.

         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth summary unaudited pro forma consolidated financial information of the Company for the year ended December 31, 1996 and the nine months ended September 30, 1997 as if the Combination Transaction, the Company's August 1996 acquisition of Main Pass 35 and the Company's April 1997 disposition of Gulfland Industries, Inc., a contract operator of offshore platforms ("Gulfland Industries"), had occurred on January 1, 1996. The following financial information is qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Consolidated Financial Information of the Company and related notes thereto, and the financial statements of XPLOR, the South Coast Companies and Main Pass 35 and the related notes thereto included elsewhere in this Prospectus, and are based on assumptions and include adjustments as explained in the notes to Unaudited Pro Forma Consolidated Financial Information. The Unaudited Pro Forma Consolidated Financial Information does not purport to be indicative of the Company's results of operations had such transactions occurred as of such date or to project the Company's future financial condition or results of operations.

                                                         ----------------------
                                                                        NINE MONTHS
                                                           YEAR ENDED         ENDED
                                                         DECEMBER 31, SEPTEMBER 30,
                                                                 1996          1997
Dollars in thousands, except per share data              ------------ -------------
STATEMENT OF OPERATIONS DATA
Revenues
  Oil and gas revenues..................................  $   9,778       $ 7,100
  Consulting revenues...................................      1,395         1,282
                                                          ---------     ---------
    Total revenues......................................     11,173         8,382
                                                          ---------     ---------
Costs and expenses
  Lease operating expenses..............................      3,874         1,756
  Production taxes and gathering fees...................        988           536
  Consulting and workstation fees.......................        607           381
  Depreciation, depletion and amortization..............      2,960         2,690
  General and administrative............................      2,590         3,317
  Stock-based compensation..............................         --         1,324
                                                          ---------     ---------
    Total costs and expenses............................     11,019        10,004
                                                          ---------     ---------
    Income (loss) from operations.......................        154        (1,622)
Other (income) expenses
  Interest expense......................................      3,408         3,064
  Interest income.......................................       (259)          (87)
  Other expenses........................................        652           334
                                                          ---------     ---------
    Loss before income tax benefit and extraordinary
     item...............................................     (3,647)       (4,933)
  Income tax benefit....................................        480           244
                                                          ---------     ---------
    Loss before extraordinary item......................  $  (3,167)    $  (4,689)
                                                          =========     =========
    Loss per common share before extraordinary item.....  $   (0.48)    $   (0.97)
    Weighted average shares outstanding.................  4,696,249     4,825,608
GAS EQUIVALENT PRODUCTION (MMCFE).......................      3,239         2,649
OIL AND GAS OPERATING DATA (PER MCFE)
  Oil and gas revenues..................................  $    3.02     $    2.68
  Operating expenses and production taxes...............       1.50          0.87
  Depletion.............................................       0.79          0.87
  General and administrative expenses...................       0.80          1.25
  Operating income (loss)...............................       0.05         (0.61)

              SUMMARY CONSOLIDATED BALANCE SHEET INFORMATION

  The following table sets forth summary consolidated balance sheet information for the Company as of September 30, 1997 on an historical basis and as adjusted to give effect to the Offering. The following financial information is qualified by, and should be read in conjunction with, "Capitalization," "Use of Proceeds" and the financial statements of XPLOR and the notes thereto included elsewhere in this Prospectus.

                                                            -------------------

                                                          AT SEPTEMBER 30, 1997
                                                          ----------------------
                                                             ACTUAL  AS ADJUSTED
Dollars in thousands                                      ---------  -----------
BALANCE SHEET DATA
Working capital (deficit)................................ $ (39,078)   $
Net property and equipment...............................    41,434     41,434
Total assets.............................................    54,496
Long-term debt, net of current maturities................     1,557
Total stockholders' equity...............................     8,354

                        SUMMARY COMBINED OPERATING DATA

The following table sets forth certain historical combined operating data for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997. Such data represent combined operating data for Araxas and the South Coast Companies for such periods, but do not include data for Main Pass 35 prior to its acquisition by Araxas in August 1996.

                                        ------------------------------------
                                                                NINE MONTHS
                                         YEAR ENDED DECEMBER       ENDED
                                                 31,           SEPTEMBER 30,
                                          1994   1995 1996(1) 1996(1) 1997(1)
                                        ------ ------ ------- ------- -------
PRODUCTION VOLUMES
  Oil and condensate (MBbls)...........      4     55    177     104     232
  Gas (MMcf)...........................     74    486  1,304   1,008   1,258
  Gas equivalent (MMcfe)...............     96    814  2,368   1,630   2,649
AVERAGE SALES PRICES PER UNIT
  Oil and condensate (per Bbl)......... $14.63 $16.36 $20.80  $20.19  $16.77
  Gas (per Mcf)........................   1.83   1.53   2.33    2.36    2.39
NUMBER OF WELLS DRILLED
  Gross................................      6     16     23      13       9(2)
  Net..................................    0.9    3.1    3.0     1.5     1.3(2)

--------

(1)Average sales prices reflect hedging arrangements required by the Company's former debt agreement. During September 1997, the Company closed all its existing hedging arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Hedging" and "Business-- Marketing." If such hedging arrangements had not been in place, for the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, the average sales prices for oil and condensate per Bbl would have been $22.91, $20.66 and $19.80, respectively, and the average sales prices for gas per Mcf would have been $2.50, $2.44 and $2.59, respectively.
(2) During this period, capital constraints limited the Company's drilling.

                              SUMMARY RESERVE DATA

The following table sets forth summary data with respect to the Company's estimated net proved oil and gas reserves and the estimated future net pretax cash flows attributable thereto as of December 31, 1996, on a combined basis giving effect to the Combination Transaction, and as of September 30, 1997. See "The Combination Transaction." All information in this Prospectus relating to estimated net proved oil and gas reserves as of December 31, 1996 and September 30, 1997 and the estimated future net revenues attributable thereto is based upon the reserve reports (the "Netherland Sewell Reports") prepared by Netherland, Sewell & Associates, Inc. ("Netherland Sewell") for XPLOR. A summary of the Netherland Sewell Report with respect to reserves as of September 30, 1997 is included as Appendix A to this Prospectus. All calculations of estimated net proved reserves have been made in accordance with applicable requirements of the Securities and Exchange Commission (the "Commission") and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. See "Risk Factors--Uncertainty of Reserve Information and Future Net Revenue Estimates" and "Business--Oil and Gas Reserves."

                                                        -----------------------

                                                      DECEMBER 31, SEPTEMBER 30,
                                                           1996(1)    1997(2)(3)
Dollars in thousands                                  ------------ -------------
NET PROVED RESERVES
  Oil (MBbls)........................................      3,983        3,570
  Gas (MMcf).........................................     38,518       36,571
    Total (MMcfe)....................................     62,413       57,991
NET PROVED DEVELOPED RESERVES
  Oil (MBbls)........................................      2,650        2,373
  Gas (MMcf).........................................     12,526       14,979
    Total (MMcfe)....................................     28,424       29,215
Estimated future net revenues before income
 taxes...............................................   $172,038     $100,068
Present value of estimated future net revenues
 before income taxes(4)..............................   $ 96,947     $ 56,668

--------
(1) The prices used as of December 31, 1996 averaged $24.23 per Bbl of oil and $3.97 per Mcf of gas and do not give effect to hedging arrangements required by the Company's former debt agreement. During September 1997, the Company closed all of its outstanding hedging arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Hedging" and "Business--Marketing." Giving effect to such hedging arrangements, the prices used as of December 31, 1996 would have been $18.10 per Bbl of oil and $3.49 per Mcf of gas, and estimated future net revenues before income taxes and present value of estimated future net revenues before income taxes as of such date would have been $158,732,000 and $86,534,000, respectively.
(2) The prices used as of September 30, 1997 averaged $19.93 per Bbl of oil and $2.60 per Mcf of gas.
(3) The declines in proved reserves from December 31, 1996 to September 30, 1997 reflect production during the period and the exclusion of certain reserves that were no longer economic at September 30, 1997 prices. During this period, the Company's capital constraints limited additions to proved reserves.
(4) The present value of estimated future net revenues attributable to the Company's reserves was prepared using constant prices as of the calculation date (see Note 1), discounted at 10% per annum on a pretax basis.

                                  RISK FACTORS

This Prospectus contains certain forward-looking statements. These statements include, among others, statements regarding oil and gas reserves, future drilling and operations, future production of oil and gas, future net cash flows and future capital expenditures. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including, without limitation, those set forth below and elsewhere in this Prospectus. Prospective investors should carefully consider the following factors, in addition to other information contained in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

DEPENDENCE ON EXPLORATORY DRILLING ACTIVITIES

The success of the Company will be materially dependent upon the success of its exploratory drilling program, which will be funded in part with the proceeds from the Offering. Exploratory drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. The use of 3-D seismic data and other advanced technologies does not enable the interpreter to determine whether hydrocarbons are in fact present in subsurface structures that may be identified. In addition, the use of 3-D seismic data and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies, and the Company could incur losses as a result of such expenditures. Moreover, the Company may identify prospects through a number of methods that do not include interpretation of 3-D seismic data or the use of other advanced technologies. The Company's future drilling activities may not be successful, and if unsuccessful, such failure will have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company's overall drilling success rate or its drilling success rate for activity within a particular project area will not decline. The Company may choose not to acquire option and lease rights prior to acquiring seismic data and may identify a prospect or drilling location before seeking option or lease rights in the prospect or location. Although the Company has identified or budgeted for numerous drilling prospects, there can be no assurance that such prospects will ever be drilled (or drilled within the scheduled time frame) or that oil or gas will be produced from any such prospects or any other prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF OIL AND GAS PRICES

The Company's revenues, future rate of growth, results of operations, financial condition and ability to borrow funds or obtain additional capital, as well as the carrying value of its properties, are substantially dependent upon prevailing prices of oil and gas. Historically, the markets for oil and gas have been volatile, and such markets are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and gas price movements with certainty. Declines in oil and gas prices may materially adversely affect the Company's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower oil and gas prices also may reduce the amount of oil and gas that the Company can produce economically. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Marketing."

The Company periodically reviews the carrying value of its oil and gas properties under the full cost accounting rules of the Commission. Under these rules, capitalized costs of proved oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of this "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. The Company may be required to write down the carrying value of its oil and gas properties when oil and gas prices are depressed or unusually volatile, which would result in a charge to earnings but would not affect cash flow from operating activities. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

RISKS OF HEDGING ACTIVITIES

The Company's former debt agreement with Stratum Group Energy Partners, L.P. (collectively with its affiliates, "Stratum") required the Company to put into place significant long-term commodity price arrangements in an effort to reduce the effects of short-term fluctuations in the price of oil and gas. Such arrangements were required at the closing of such financing and at the times of additional drawdowns thereunder. During the year ended December 31, 1996, the Company received a fixed price and paid the New York Mercantile Exchange ("NYMEX") price with respect to 575 MMBtus of gas and 60 MBbls of oil under commodity price arrangements, realizing losses of $598,000. During the first nine months of 1997, the Company received a fixed price and paid the NYMEX price with respect to 589 MMBtus of gas and 257 MBbls of oil under commodity price arrangements, realizing losses of $906,000. The Company did not engage in hedging prior to 1996. The Company repaid and terminated its former debt agreement in September 1997, and the Company's current credit facility with Credit Lyonnais, New York Branch ("Credit Lyonnais") does not require the Company to maintain hedges. During September 1997, the Company closed all its outstanding hedging arrangements, at a cost to the Company of $2.8 million. The Company has recorded this cost as a deferred charge, which is required to be amortized through 2001 (the life of the commodity price arrangements that gave rise to the loss) as part of the hedged oil and gas revenues. During September 1997, the Company recorded $46,000 of the amortization as a reduction of oil and gas revenues. The total amortization for 1998 is expected to be $0.8 million. The Company currently does not intend to hedge more than one-third of its production, but may reevaluate its hedging policy from time to time. The Company may also close out any portion of hedges that may exist from time to time as determined to be appropriate by management. Any future hedging arrangements would apply to only a portion of the Company's production and would provide only partial price protection against declines in oil and gas prices. Such hedging may expose the Company to risk of financial loss in certain circumstances, including instances where production is less than expected, where the Company's customers fail to purchase contracted quantities of oil or gas or where a sudden, unexpected event materially affects oil or gas prices. In addition, such hedging would limit the benefit to the Company of increases in the price of oil and gas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Hedging" and "Business--Marketing."

RESERVE REPLACEMENT RISK

In general, the volume of production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. During 1997, the Company's capital constraints have limited its ability to add to proved reserves. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and gas reserves would be impaired. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, if prevailing prices for oil and gas increase significantly, the Company's finding and development costs could also increase. Of the Company's 98 identified drilling prospects as of September 30, 1997, approximately 80% (representing approximately 55% of the Company's estimated capital drilling expenditures for such projects) were operated by parties other than the Company. As nonoperator, the Company has less control over the timing of drilling and other operations on such prospects than if it were the operator of such properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent estimates only. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general. See "Business--Oil and Gas Reserves."

SHORTAGES OF RIGS, EQUIPMENT, SUPPLIES AND PERSONNEL

There is a general shortage of drilling rigs, equipment and supplies, which the Company believes may intensify. The costs and delivery times of rigs, equipment and supplies are substantially greater than in prior periods and are currently escalating. Shortages of drilling rigs, equipment or supplies could delay and adversely affect the Company's exploration and development operations, which could have a material adverse effect on its financial condition and results of operations.

The demand for, and wage rates of, qualified rig crews have begun to rise in the drilling industry in response to the increasing number of active rigs in service. Such shortages have in the past occurred in the industry in times of increasing demand for drilling services. If the number of active drilling rigs continues to increase, the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs, which could delay the Company's drilling operations and adversely affect the Company's financial condition and results of operations.

OPERATING RISKS OF OIL AND GAS OPERATIONS

The oil and gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable, and the Company carries only limited business interruption insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company. See "Business--Operating Hazards and Insurance."

The availability of a ready market for the Company's oil and gas production depends on the proximity of reserves to, and the capacity of, oil and gas gathering systems, pipelines and trucking or terminal facilities. The Company delivers gas through gas gathering systems and gas pipelines that it does not own. Federal and state regulation of gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and gas.

CURRENT CONCENTRATION OF PRODUCING PROPERTIES

Approximately 33% of the Company's average daily net production for the nine months ended September 30, 1997 was attributable to Main Pass 35. As of September 30, 1997, approximately 30% of the Company's proved reserves were associated with this field. Consequently, the Company's future results of operations are significantly dependent upon the future performance of Main Pass
35. In the third quarter of 1997, the field was shut in for a period of three days due to a hurricane, and otherwise experienced curtailments of production due to temporary capacity constraints of its water injection system. As a result, average net production attributable to the field decreased from 580 BOE per day in the second quarter of 1997 to 420 BOE per day in the third quarter of 1997. Since acquiring the field in August 1996, the Company has expended approximately $1.0 million to upgrade the operating equipment. If the Company's operations in Main Pass 35 are adversely affected by future events that increase costs, reduce availability of equipment or supplies, restrict drilling activity or limit production, the Company could experience a material adverse impact on its financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

The Company depends to a large extent on the services of certain key management personnel, the loss of any of which could have a material adverse effect on the Company's operations. Prior to the Offering, the Company entered into employment agreements with each of Mr. Steven W. Nance (the Company's President and Chief Executive Officer), Mr. Ron A. Krenzke (the Company's Executive Vice President and Chief Operating Officer) and Mr. Stephen M. Clark (the Company's Vice President, Chief Financial Officer, Secretary and Treasurer) described herein under "Management--Employment Agreements." The Company does not maintain key-man life insurance with respect to any of its employees. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel. See "Business--Strengths."

ABILITY TO MANAGE GROWTH AND ACHIEVE BUSINESS STRATEGY

The Company has experienced significant growth in the recent past, which has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. The Company has relied in the past and expects to continue to rely to a certain extent on project partners and independent contractors that have provided the Company with land acquisition, drilling and other services. At September 30, 1997, the Company had 32 full-time employees and seven contract employees. As the Company increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical, operational and administrative resources and continued reliance by the Company on project partners and independent contractors, and these strains on resources, additional demands and continued reliance may negatively affect the Company. The Company's ability to continue its growth will depend upon a number of factors, including its ability to obtain leases or options on properties for 3-D seismic surveys, its ability to acquire additional 3-D seismic data, its ability to identify and acquire new exploratory sites, its ability to develop existing sites, its ability to continue to retain and attract skilled personnel, its ability to maintain or enter into new relationships with project partners and independent contractors, the results of its drilling program, hydrocarbon prices, access to capital and other factors. There can be no assurance that the Company will be successful in achieving growth or any other aspect of its business strategy.

LIMITED COMBINED OPERATING HISTORY

The Company was organized in July 1997 to consolidate and continue the activities previously conducted by Araxas and the South Coast Companies. Prior to the Combination Transaction, Araxas and the South Coast Companies operated as separate, independent businesses. The historical financial results of Araxas and the South Coast Companies cover periods when such companies were not under common control or management and, therefore, may not be indicative of the Company's future financial or operating results. Moreover, there can be no assurance that the consolidation of the management and administrative functions of Araxas and the South Coast Companies will be successful or that the Company's management will be able to manage the operations of the combined entity effectively or profitably.

RELIANCE ON TECHNOLOGICAL DEVELOPMENT AND POSSIBLE TECHNOLOGICAL OBSOLESCENCE

The Company's business is dependent upon utilization of changing technology. As a result, the Company's ability to adapt to evolving technologies, obtain new products and maintain technological advantages will be important to its future success. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. There can be no assurance that the Company will be able to use successfully, or expend the financial resources necessary to acquire, new technology, that others will not achieve technological expertise comparable to or exceeding that of the Company or that others will not implement new technologies before the Company. One or more of the technologies currently used by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to use the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business--Strengths--Advanced Technology."

SIGNIFICANT CAPITAL REQUIREMENTS

The Company has experienced and expects to continue to experience substantial working capital needs, particularly as a result of its active 3-D seismic data acquisition and drilling program. The Company intends to fund its capital expenditures through the end of 1998 from the unused net proceeds from the Offering, borrowings under its revolving credit facility and cash flow from operations. Upon consummation of the Offering, the Company expects to have $20.0 million of borrowing capacity under the credit facility available for its drilling program. The Company expects to fund the balance of such capital expenditures from cash flow from operations and the unused net proceeds from the Offering. However, additional financing may be required in the future to fund the Company's growth. No assurances can be given as to the availability or terms of any such additional financing that may be required or to the continued availability of financing under existing credit arrangements. In the event such capital resources are not available to the Company, its drilling, development and other activities may be curtailed, and the Company may be unable to drill some of its currently identified prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

CONTROL BY CERTAIN STOCKHOLDERS

Upon completion of the Offering, the Company's officers, directors and key employees will beneficially own approximately 33% (31% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock, and Equitable Resources, Inc., through its subsidiaries (collectively, "Equitable"), and New West Resources, Inc. ("New West") will beneficially own approximately 8% and 10%, respectively (7%, and 8%, respectively, if the Underwriters' over-allotment option is exercised in full), of the outstanding shares. As a result, such stockholders will be in a position to influence significantly or to control the outcome of certain matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. Such ownership of Common Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other stockholders. See "Principal Stockholders."

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

Oil and gas operations are subject to various federal, state and local governmental regulations, which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of oil and gas. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. Legal requirements are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. No assurance can be given that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition. The development, production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to federal, state and local laws and regulations primarily relating to protection of human health and the environment. The discharge of oil, gas or pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. See "Business--Regulation."

COMPETITION

The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of exploratory prospects and proven properties. The Company's competitors include major integrated oil and gas companies, numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies that have substantially larger operating staffs and greater capital resources than those of the Company and that, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that the Company believes are and will be increasingly important to the current and future success of oil and gas companies. The Company's ability to explore for oil and gas prospects and to acquire additional properties in the future will be dependent upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. See "Business-- Competition."

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of Common Stock in the public market after the closing of the Offering, or the expectation of such sales or the availability of shares for sale, could adversely affect the market price of the Common Stock. Upon the completion of the Offering, the Company will have a total of 9,009,413 shares of Common Stock outstanding. Of these shares, the 4,300,000 shares of Common Stock offered hereby will be freely tradeable without restrictions or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 4,709,413 shares of Common Stock outstanding will be restricted securities as that term is defined by Rule 144 as promulgated under the Securities Act ("Rule 144"). In addition, 548,984 shares of Common Stock are issuable pursuant to options granted under the Company's Incentive Plan and its Director Plan, 515,991 shares of Common Stock are issuable upon exercise of an option granted to Stratum and 215,000 shares of Common Stock (242,250 shares if the Underwriters' over-allotment option is exercised in full) are issuable upon exercise of a warrant granted to Credit Lyonnais.

Under Rule 144 (and subject to certain volume limitations, manner of sale and other requirements related to the sale of securities), the 4,709,413 restricted shares will become eligible for sale in September 1998, or one year following the consummation of the Combination Transaction. The Company anticipates that the 548,984 shares of Common Stock issuable upon exercise of outstanding employee and director options will become available for future sale in the public market pursuant to subsequently filed registration statements on Form S-
8. See "Management--Executive Compensation." The Company also has entered or intends to enter into registration rights agreements with stockholders who beneficially own substantially all of the currently outstanding shares of Common Stock and with Stratum and Credit Lyonnais, which have options and warrants to purchase 730,991 shares of Common Stock (758,241 shares if the Underwriters' over-allotment option is exercised in full), pursuant to which such persons have received demand and "piggyback" registration rights that provide for the registration of the resale of such shares at the Company's expense. See "Certain Transactions-- Registration Rights." The Company, substantially all of its existing stockholders and certain other persons have agreed, however, to certain restrictions relating to the sale of their Common Stock for a period of 180 days following the date of this Prospectus. See "Underwriting." Future sales of substantial amounts of Common Stock in the public market following this Offering, or the expectation of such sales or the availability of shares for sale, could adversely affect the market price of the Common Stock. For further information concerning Common Stock available for resale after this Offering, see "Shares Eligible for Future Sale."

NO INTENTION TO PAY DIVIDENDS

The Company currently intends to retain any earnings for the future operation and development of its business and does not currently intend to declare or pay any dividends on its Common Stock in the foreseeable future. In addition, the payment of dividends by the Company is restricted by the Company's credit facility. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RECENT LOSSES

On a pro forma basis, the Company incurred net losses for the year ended December 31, 1996 and the nine months ended September 30, 1997. There can be no assurance that the Company will be profitable in the future. The Company was not in compliance with certain restrictive covenants of its former credit facility with Stratum at December 31, 1996. The Company obtained waivers to such covenants at December 31, 1996 and through August 31, 1997. See "Unaudited Pro Forma Consolidated Financial Information" and the related notes thereto, "Selected Historical Financial Data" and the financial statements of XPLOR and the related notes thereto included elsewhere in this Prospectus.

CERTAIN ANTI-TAKEOVER PROVISIONS

The Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of delaying, deferring or preventing a change in control of the Company. These provisions, among other things, provide for a classified Board of Directors with staggered terms, restrict the ability of stockholders to take action by written consent, authorize the Board of Directors to set the terms of preferred stock and provide for a supermajority vote for business combinations with related persons. See "Description of Capital Stock."

NO PRIOR PUBLIC MARKET

Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Underwriters and may not be indicative of the price at which the Common Stock will trade following the completion of the Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The completion of the Offering provides no assurance that an active trading market for the Common Stock will develop or, if developed, that it will be sustained. The market price of the Common Stock could also be subject to significant fluctuation and may be influenced by many factors, including variations in results of operations, variations in oil and gas prices, investor perceptions of the Company and the oil and gas industry and general economic and other conditions.

DILUTION

Purchasers of Common Stock in the Offering will experience immediate and
substantial dilution in the net tangible book value of their stock of $     per
share (assuming an initial public offering price of $     per share). See
"Dilution."

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the 4,300,000 shares of Common Stock offered hereby to be sold by the Company are estimated to be
approximately $     million ($     million if the Underwriters' over-allotment
option is exercised in full), based on an assumed initial public offering price
of $      per share and after deducting underwriting discounts and expenses of the Offering payable by the Company. If the Underwriters exercise the over-allotment option, the Company will receive no proceeds from the sale of shares of Common Stock by the Selling Stockholder. The Company intends to use the net proceeds as follows:

                                                                        -------
Dollars in thousands
Repayment of Bridge Loan(1)............................................ $34,000
Repayment of notes payable(2)..........................................  11,200
General corporate purposes(3)..........................................
                                                                        -------
                                                                        $
                                                                        =======

--------

(1) The Company's bridge loan (the "Bridge Loan") with Credit Lyonnais bears interest at a fluctuating rate (10% per annum at September 30, 1997) based upon the Credit Lyonnais base rate or LIBOR, and will mature upon closing of the Offering. At September 30, 1997, $30.8 million was outstanding under the Bridge Loan, the proceeds of which were used primarily to repay indebtedness of Araxas and to close hedging arrangements entered into by Araxas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources--Financing Transactions."

(2) Notes payable include (i) $3.0 million principal amount of the Combination Notes, which bear no interest and will mature upon the closing of the Offering;
(ii) $2.2 million of indebtedness incurred in the acquisition by the Company of Faulkinberry Oil and Gas Company, Inc. ("FO&G"), which indebtedness bears interest at 5.8% per annum and will mature upon the closing of the Offering (the "FO&G Note"); (iii) $5.0 million of indebtedness to Equitable incurred in July 1997 to provide working capital to the Company, which indebtedness bears interest at 9% per annum and will mature on July 31, 1998 (the "Equitable Note"); and (iv) a $1.0 million principal amount note issued to Mr. W.E. Rowsey, III in October 1997, which note bears no interest and will mature upon the closing of the Offering (the "Rowsey Note"). See "The Combination Transaction," "Certain Transactions" and "Management."
(3) General corporate purposes are expected to include capital expenditures to fund the Company's exploration and development activities. Pending such use, such net proceeds will be invested in short-term, investment grade securities.

                                DIVIDEND POLICY

The Company does not intend to declare or pay dividends on the Common Stock in the foreseeable future. The Company currently intends to retain any earnings for the future operation and development of its business, including exploration, development and acquisition activities. In addition, the payment of dividends by the Company is restricted by the terms of the Company's credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                    DILUTION

As of September 30, 1997, the net tangible book value of the Company was approximately $2.2 million, or approximately $0.47 per share of Common Stock. Net tangible book value per share represents the amount of the Company's tangible book value (total book value of tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding. After giving effect to the receipt of the estimated net proceeds from the
Offering at an assumed initial public offering price of $      per share (after
deducting underwriting discounts and expenses of the Offering payable by the Company), the adjusted pro forma net tangible book value of the Common Stock
outstanding at September 30, 1997 would have been $     per share, representing
an immediate increase in net tangible book value of $     per share to existing
stockholders and an immediate and substantial dilution of $     per share (the
difference between the assumed initial public offering price and the net tangible book value per share after the Offering) to new investors purchasing Common Stock at the assumed initial public offering price. The following table illustrates such per share dilution:

                                                                    ------------
Assumed initial public offering price per share....................       $
  Net tangible book value per share before the Offering............ $0.47
  Increase attributable to new investors...........................
                                                                    -----
Pro forma net tangible book value per share after the Offering.....       $
                                                                          ------
Dilution in net tangible book value per share to new investors.....       $
                                                                          ======

The following table sets forth as of September 30, 1997 the differences between the existing stockholders of the Company and the new investors with respect to the number of shares of Common Stock acquired from the Company or to be purchased in the Offering, the average price per share and the total consideration paid or to be paid.

                         --------------------------------------------------------
                                                 AVERAGE PRICE
                                                     PER SHARE       TOTAL
                         SHARES PURCHASED(1)     -------------   CONSIDERATION
                             NUMBER    PERCENT                     AMOUNT    PERCENT
                         ------------ ----------               ----------    -------
Existing stockholders...    4,709,413     52.3%      $1.77     $8,353,614(2)      %
New investors...........    4,300,000     47.7
                         ------------  -------       -----     ----------     ----
  Total.................    9,009,413      100%      $         $               100%
                         ============  =======       =====     ==========     ====

--------
(1) Assumes that the Underwriters do not exercise their over-allotment option.

(2) Total consideration for the existing stockholders represents the book value at September 30, 1997 of the allocable portion of the Company's net assets and liabilities.

                                 CAPITALIZATION

The following table sets forth at September 30, 1997 the historical capitalization of the Company and the capitalization of the Company as adjusted to give effect to the issuance and sale by the Company of 4,300,000 shares of
Common Stock in the Offering at an assumed initial offering price of $      per
share and the application of the estimated net proceeds to the Company
therefrom of $     million as set forth in "Use of Proceeds" (including the
repayment of debt incurred after September 30, 1997). This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of XPLOR and of the South Coast Companies and the notes thereto included elsewhere in this Prospectus.

                                                               ----------------

                                                    AS OF SEPTEMBER 30, 1997
                                                                       AS
                                                    HISTORICAL   ADJUSTED
                                                   ------------ ----------
Dollars in thousands
Long-term debt
  Bridge Loan.....................................    $30,750   $      --
  Credit facility.................................         --          --
  Notes payable(1)................................     10,017         987
                                                    ---------   ---------
    Total long-term debt, including current
     portion......................................     40,767         987
Stockholders' equity
  Preferred Stock, $.001 par value; 10,000,000
   shares authorized; none outstanding............         --          --
  Common Stock, $.001 par value; 30,000,000 shares
   authorized; 4,709,413 shares issued and
   outstanding (historical); 9,009,413 shares
   issued and outstanding (as adjusted)(2)........          5           9
  Additional paid-in capital......................     18,935
  Accumulated deficit.............................    (10,586)    (14,378)
                                                    ---------   ---------
    Total stockholders' equity....................      8,354
                                                    ---------   ---------
    Total capitalization..........................  $  49,121   $
                                                    =========   =========

--------

(1) Includes (i) $3.0 million of Combination Notes issued in connection with the Combination Transaction (recorded at $2.7 million, net of discount), (ii) the $2.2 million FO&G Note issued in connection with the Company's acquisition of FO&G (recorded at $1.3 million prior to the Offering) and (iii) the $5.0 million Equitable Note issued to provide working capital to the Company.

(2) Does not include (i) an aggregate of 548,984 shares of Common Stock reserved for issuance upon exercise of outstanding stock options granted to employees and nonemployee directors, (ii) 515,991 shares of Common Stock reserved for issuance upon exercise of an outstanding option granted to Stratum, which has an exercise price of $2.42 per share and expires on June 30, 1999, and (iii) 215,000 shares of Common Stock (242,250 shares if the Underwriters' over-allotment option is exercised in full) reserved for issuance upon exercise of an outstanding warrant granted to Credit Lyonnais, which has an exercise price of 125% of the initial public offering price per share set forth on the cover page of this Prospectus and expires two years following the closing of the Offering. See "Management" and "Certain Transactions."

                          THE COMBINATION TRANSACTION

XPLOR was formed through the strategic combination in September 1997 of Araxas and the South Coast Companies in the Combination Transaction, which was accounted for as a purchase of the South Coast Companies by XPLOR, as successor to Araxas. Management believes that the Combination Transaction will enhance the Company's ability to increase its reserves, production and cash flow per share by combining the complementary strengths of Araxas's operating expertise, the South Coast Companies' geophysical expertise and the two companies' portfolios of exploration prospects concentrated in the Gulf Coast region.

The Company was incorporated in Delaware in July 1997 to continue activities previously conducted by Araxas and to acquire the South Coast Companies. In the Combination Transaction, the Company (i) acquired all of the outstanding capital stock of Araxas, South Coast and INEXS, and all of the outstanding limited partnership interests of SOCO, (ii) exchanged all of the outstanding stock of Araxas for 2,923,988 shares of Common Stock and (iii) issued to the owners of the outstanding capital stock and limited partnership interests of the South Coast Companies 1,785,425 shares of Common Stock and $3.0 million principal amount of Combination Notes. The Combination Notes mature at the closing of the Offering and will be repaid with the net proceeds therefrom. To secure payment of the Combination Notes, the former stockholders of INEXS (all of whom are officers of the Company) hold a lien on all of the capital stock of INEXS. Such lien will be released following repayment of the Combination Notes with a portion of the net proceeds of the Offering.

Prior to the Combination Transaction, the outstanding capital stock of Araxas was owned in part by Messrs. Rowsey and Nance and by New West, and the outstanding capital stock and partnership interests of the South Coast Entities were owned in part by Mr. Krenzke, Mr. Craig S. Davis and Mr. Philip V. Duggan, and by Equitable. In addition, Stratum held an option to purchase capital stock of Araxas. As a result of the Combination Transaction, Mr. Rowsey, Mr. Nance and New West beneficially own 1,877,599; 77,008 and 874,570 shares of Common Stock, respectively (approximately 40%, 2% and 19%, respectively, of the Company's currently outstanding Common Stock), Messrs. Krenzke, Davis and Duggan and Equitable beneficially own 365,539; 359,438; 256,012 and 714,166 shares of Common Stock, respectively (approximately 8%, 8%, 5% and 15%, respectively, of the Company's currently outstanding Common Stock), and Stratum has an option to purchase 515,991 shares of Common Stock (approximately 11% of the Company's currently outstanding Common Stock).

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated financial information of XPLOR, as successor to Araxas, reflects the Combination Transaction as a purchase of the South Coast Companies, the August 1996 acquisition of Main Pass 35 and the April 1997 divestiture of Gulfland Industries. The unaudited pro forma consolidated statement of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 is based on the historical financial results of XPLOR giving effect to the transactions as though they were consummated as of January 1, 1996.

The following unaudited pro forma information has been included as required by the rules of the Commission and is provided for comparison purposes only. The unaudited pro forma information is based upon the historical consolidated financial statements of XPLOR and the South Coast Companies and the statements of revenues and direct operating expenses of Main Pass 35, and should be read in conjunction with such financial statements and the related notes thereto included elsewhere herein. The unaudited pro forma information does not include the impact of the debt refinancing that occurred coincident with the Combination Transaction. An extraordinary charge of approximately $3.9 million to reflect these items is included in the unaudited interim financial statements of the Company for the nine months ended September 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

The pro forma information is based on assumptions and includes adjustments as explained in the notes to the unaudited pro forma consolidated financial statements, and the actual recording of the transactions could differ once fair value estimates and actual costs are finalized. The unaudited pro forma information does not purport to be indicative of the Company's financial condition or results of operations had such transactions occurred as of the date or prior to the periods presented or to project the Company's future financial condition or results of operations.

          UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS OF XPLOR

                              ------------------------------------------------------
                                       YEAR ENDED DECEMBER 31, 1996
                                          SOUTH     MAIN
                                  XPLOR   COAST  PASS 35 ADJUSTMENTS       PRO FORMA
                              ---------  ------  ------- -----------       ---------
Dollars in thousands, except
per share data
Oil and gas revenues........    $ 6,043  $  686  $3,548     $  (304)(a)      $ 9,778
                                                               (195)(b)
Offshore services...........      1,745      --      --      (1,745)(c)           --
Consulting revenues.........         --   1,395      --          --            1,395
                              ---------  ------  ------   ---------        ---------
  Total revenues............      7,788   2,081   3,548      (2,244)          11,173
                              ---------  ------  ------   ---------        ---------
Lease operating expenses....      1,614      69   2,292        (101)(a)        3,874
Production taxes and
 gathering fees.............        555      29     444         (40)(a)          988
Cost of offshore services...      2,194      --      --      (2,194)(c)           --
Consulting and workstation
 fees.......................         --     607      --          --              607
Depletion, depreciation and
 amortization...............      1,714     256      --         990 (d)(e)     2,960
General and administrative..      1,501   1,089      --          --            2,590
                              ---------  ------  ------   ---------        ---------
  Total costs and expenses..      7,578   2,050   2,736      (1,345)          11,019
                              ---------  ------  ------   ---------        ---------
  Income (loss) from
   operations...............        210      31     812        (899)             154
Interest expense............      2,076      --      --       1,332 (f)        3,408
Interest income.............        (24)   (235)     --          --             (259)
Other expense (income)......        658      (6)     --          --              652
                              ---------  ------  ------   ---------        ---------
                                  2,710    (241)     --       1,332            3,801
                              ---------  ------  ------   ---------        ---------
  Income (loss) before
   income tax benefit
   (expense)................     (2,500)    272     812      (2,231)          (3,647)
Income tax benefit
 (expense)..................         36     (95)     --         539 (g)          480
                              ---------  ------  ------   ---------        ---------
    Net income (loss).......  $  (2,464) $  177  $  812   $  (1,692)       $  (3,167)
                              =========  ======  ======   =========        =========
Net loss per common share...  $   (0.55)                                   $   (0.48)
                              =========                                    =========
Weighted average common
 shares and dilutive common
 equivalent shares
 outstanding................  2,829,019                   1,785,425 (h)    4,696,249
                                                             81,805 (h)

          UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS OF XPLOR

                                        ------------------------------------------
                                        NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                   SOUTH
                                            XPLOR  COAST  ADJUSTMENTS    PRO FORMA
                                        ---------  -----  -----------    ---------
Dollars in thousands, except per share
data
Oil and gas revenues...................   $ 6,536  $ 564          --       $ 7,100
Offshore services......................     1,581     --     $(1,581)(c)        --
Consulting revenues....................        --  1,282          --         1,282
                                        ---------  -----   ---------     ---------
    Total revenues.....................     8,117  1,846      (1,581)        8,382
                                        ---------  -----   ---------     ---------
Lease operating expenses...............     1,714     42          --         1,756
Production taxes and gathering fees....       487     49          --           536
Cost of offshore services..............     1,689     --      (1,689)(c)        --
Consulting and workstation fees........        --    381          --           381
Depletion, depreciation and
 amortization..........................     2,240    262         188 (d)     2,690
General and administrative.............     1,520  1,797          --         3,317
Stock-based compensation...............     1,324     --          --         1,324
                                        ---------  -----   ---------     ---------
    Total costs and expenses...........     8,974  2,531      (1,501)       10,004
                                        ---------  -----   ---------     ---------
  Income (loss) from operations........      (857)  (685)        (80)       (1,622)
Interest expense.......................     2,823     --         241 (f)     3,064
Interest income........................       (44)   (43)         --           (87)
Other expense (income).................       362    (28)         --           334
                                        ---------  -----   ---------     ---------
                                            3,141    (71)        241         3,311
                                        ---------  -----   ---------     ---------
  Income (loss) before income tax
   benefit (expense) and extraordinary
   item................................    (3,998)  (614)       (321)       (4,933)
  Income tax benefit (expense).........        --    122         122 (g)       244
                                        ---------  -----   ---------     ---------
    Loss before extraordinary item..... $  (3,998) $(492)  $    (199)    $  (4,689)
                                        =========  =====   =========     =========
Loss per common share before
 extraordinary item.................... $   (1.32)                       $   (0.97)
                                        =========                        =========
Weighted average common shares and
 dilutive shares outstanding........... 3,040,183          1,785,425 (h) 4,825,608

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro forma adjustments to record the Combination Transaction, the acquisition of Main Pass 35 and the disposition of Gulfland Industries are summarized below:

(a) To adjust August 1996 oil and gas revenue and expenses on the Main Pass 35 acquisition for the August 6, 1996 closing date of the acquisition.

(b) To adjust oil and gas revenues for the 5.5% overriding royalty interest assigned to Stratum in connection with the Main Pass 35 acquisition.

(c) To eliminate the offshore services revenue and expense related to the divestiture of Gulfland Industries.

(d) To adjust depreciation, depletion and amortization to give effect to the Combination Transaction and the Main Pass 35 acquisition under the full cost method of accounting.

(e) To adjust for the amortization of goodwill of $1,375,555 attributable to the acquisition of INEXS in the Combination Transaction, assuming a 10 year life.

(f) To adjust interest expense for the $3.0 million in Combination Notes issued to the South Coast principals at an assumed implicit interest rate of 12% per annum and the incremental interest expense related to the cash portion of the Main Pass 35 purchase price of $9,625,000 assuming the acquisition occurred as of January 1, 1996, at an estimated effective rate of 18% per annum.

(g) To adjust for taxes at an assumed federal and state effective income tax rate of 38%, including the tax effect on the SOCO partnership.

(h) To record the issuance of shares of XPLOR in the acquisitions of the South Coast Companies and Main Pass 35.

                    SELECTED HISTORICAL FINANCIAL DATA

  The selected financial data as of December 31, 1995 and 1996 and for each of the years ended December 31, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of XPLOR (as successor to Araxas) included elsewhere in this Prospectus. The selected financial data presented below as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 are derived from consolidated financial statements of the Company not included in this Prospectus. The selected financial data as of and for the nine months ended September 30, 1996 and 1997 are derived from the unaudited financial statements of XPLOR that in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations of the Company as of such dates and for such periods. The results for the nine month period ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. The selected historical financial data up to September 30, 1997 reflect the results of operations of Araxas as predecessor to XPLOR and are not combined with the results of operations of the South Coast Companies. The September 30, 1997 balance sheet reflects the acquisition of the South Coast Companies, which occurred in September 1997. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and notes thereto included elsewhere in the Prospectus.

                              ------------------------------------------------------------
                                                                           NINE MONTHS
                                                                              ENDED
                                    YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                1992    1993     1994     1995     1996     1996      1997
                              ------  ------  -------  -------  -------  -------- --------
Dollars in thousands, except
per share data                 (UNAUDITED)                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Revenue
  Oil and gas revenues......  $  322  $   98   $  190  $ 1,376  $ 6,043   $4,069   $ 6,536
  Offshore services.........      --      --       --       --    1,745      636     1,581
                              ------  ------  -------  -------  -------  -------  --------
    Total revenues..........     322      98      190    1,376    7,788    4,705     8,117
                              ------  ------  -------  -------  -------  -------  --------
Costs and expenses
  Lease operating expenses..      17     251      245      296    1,614      781     1,714
  Production taxes and
   gathering fees...........      23       5       12       99      555      325       487
  Offshore services.........      --      --       --       --    2,194      774     1,689
  Depreciation, depletion
   and amortization.........      17      46      134      741    1,714    1,257     2,240
  General and
   administrative...........     821     527      920      867    1,501    1,004     1,520
  Stock-based compensation..      --      --       --    1,313       --       --     1,324
                              ------  ------  -------  -------  -------  -------  --------
    Total costs and
     expenses...............     878     829    1,311    3,316    7,578    4,141     8,974
                              ------  ------  -------  -------  -------  -------  --------
    Income (loss) from
     operations.............    (556)   (731)  (1,121)  (1,940)     210      564      (857)
Other (income) expenses
  Gain on sale of oil and
   gas properties...........    (676) (1,190)  (1,320)      --       --       --        --
  Interest expense..........      93      85      117      500    2,076    1,191     2,823
  Interest income...........      (2)     --       (1)     (17)     (24)     (17)      (44)
  Other expenses (income)...     (10)   (265)      17       96      658      242       362
                              ------  ------  -------  -------  -------  -------  --------
    Income (loss) before
     income tax (expense)
     benefit and
     extraordinary item.....      39     639       66   (2,519)  (2,500)    (852)   (3,998)
Income tax benefit
 (expense)..................      27    (219)     (26)     949       36       36        --
Extraordinary item--early
 extinguishment of debt.....      --      --       --       --       --       --    (3,909)
                              ------  ------  -------  -------  -------  -------  --------
    Net income (loss).......  $   66  $  420  $    40  $(1,570) $(2,464) $  (816) $ (7,907)
    Preferred stock
     dividends..............      --      --       --       --      (67)     (67)       --
    Preferred stock
     redemption discount....      --      --       --       --      980      980        --
                              ------  ------  -------  -------  -------  -------  --------
    Net income (loss)
     applicable to common
     shares.................  $   66  $  420  $    40  $(1,570) $(1,551) $    97  $ (7,907)
                              ======  ======  =======  =======  =======  =======  ========
    Net income (loss) per
     common share before
     extraordinary item.....  $  .03  $  .21  $   .02  $  (.64) $  (.55) $   .04  $  (1.31)
                              ======  ======  =======  =======  =======  =======  ========
    Net income (loss) per
     common share...........  $  .03  $  .21  $   .02  $  (.64) $  (.55) $   .04  $  (2.60)
                              ======  ======  =======  =======  =======  =======  ========
                              ------------------------------------------------------------
                                         AT DECEMBER 31,                 AT SEPTEMBER 30,
                                1992    1993     1994     1995     1996              1997
                              ------  ------  -------  -------  -------  -----------------
                                   (UNAUDITED)                                (UNAUDITED)
Dollars in thousands
BALANCE SHEET DATA
Working capital (deficit)...  $ (808) $ (374) $(2,546) $(4,318) $   606          $(39,078)
Net property and equipment..     927   2,009    3,347   13,330   23,689            41,434
Total assets................   1,272   2,287    3,732   14,291   32,832            54,496
Long-term debt, net of
 current maturities.........      37     902       --    2,944   20,846             1,557
Total stockholders' equity..     118     538      577    4,533    5,807             8,354

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

XPLOR is an independent energy company engaged in the exploration for and development of oil and gas reserves, primarily in the Louisiana and Texas Gulf Coast region. The Company focuses on growth through drilling, combining sophisticated technologies such as 3-D seismic data and interactive computer analytical techniques with an experienced technical staff and management. XPLOR applies a disciplined exploration methodology consisting of traditional subsurface geology followed by acquisition and analysis of specifically targeted 3-D seismic data, integrated with sound engineering and economic principles. This methodology is designed to use 3-D seismic data cost-effectively to confirm rather than to generate prospects.

XPLOR was formed through the strategic combination of Araxas and the South Coast Companies in the Combination Transaction. Management believes that the Combination Transaction will enhance the Company's ability to increase its reserves, production and cash flow per share by combining the complementary strengths of Araxas's operating expertise, the South Coast Companies' geophysical expertise and the two companies' portfolios of exploration prospects concentrated in the Gulf Coast region. See "The Combination Transaction."

The Company has grown through exploration, development opportunities and the acquisition of properties with existing production. In 1995, the Company acquired substantial working interests in the Adams-Baggett field in Crockett County, Texas, and in 1996 acquired substantial working interests in Main Pass 35 in the shallow state waters of Louisiana and High Island 30L in the state waters of Texas. These acquisitions were funded through borrowings and cash flow from operations.

Over time, the Company has shifted its focus from being primarily a generator and seller of prospects to that of a working interest owner and operator. In connection with the Company's acquisition of Main Pass 35, the Company also acquired Gulfland Industries, a contract operator of offshore platforms. The Company divested Gulfland Industries in April 1997.

The Company's historical financial statements reflect the financial position of XPLOR, as successor to Araxas, and the acquired companies from their acquisition date.

The Company uses the full-cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration and development costs, including any general and administrative costs that are directly attributable to the Company's acquisition, exploration and development activities, are capitalized as incurred. The Company records depletion of capitalized costs and future development costs using the unit-of-production method. To the extent that such capitalized costs (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and gas reserves, such excess costs are recorded as additional depletion. The Company has not been required to make any such write-downs. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of capital have been borrowings, equity capital from private sources and funds generated by operations. The Company's primary capital requirements are drilling expenditures and 3-D seismic and land acquisition costs. As of September 30, 1997, the Company had a working capital deficit of $39.1 million (due to the current classification of the Company's indebtedness under the Bridge Loan, the Equitable Note and the Combination Notes) and indebtedness as a percentage of total capitalization of 83%. The Company intends to use the net proceeds from the Offering to repay indebtedness and for general corporate purposes, including funding its exploration and development activities.

Financing Transactions

The Company's borrowings were formerly made under a $42.5 million credit facility with Stratum. The Company was not in compliance with certain restrictive covenants of its credit facility with Stratum at December 31, 1996. The Company obtained waivers to such covenants at December 31, 1996 and through August 31, 1997.

In September 1997, the Company entered into the Bridge Loan with Credit Lyonnais and repaid in full and terminated its borrowing arrangements with Stratum. The Bridge Loan provides for availability of up to $35.0 million, and bears interest at the Credit Lyonnais short-term commercial loan rate plus 2.5% per annum, payable quarterly, or, at the option of the Company, at a fixed rate based on short-term LIBOR plus a margin of 4.3% per annum. At September 30, 1997, $30.8 million was outstanding, bearing interest at a rate of 10% per annum. The Company is required to repay the portion of the Bridge Loan that exceeds $20 million with the net proceeds from the Offering, but intends to use such net proceeds to repay the Bridge Loan in full. The Company expects to record a charge of approximately $0.6 million to write off the unamortized debt financing costs of the Bridge Loan upon such repayment. Upon the closing of the Offering, the Bridge Loan will convert into a revolving credit facility (the "Credit Facility"), which will provide for a maximum loan amount of $100 million, subject to borrowing base limitations and credit approvals. The initial borrowing base will provide for availability of up to $20 million. The principal amount outstanding under the Credit Facility will be due and payable upon maturity in September 2000. Borrowings under the Credit Facility will bear interest at the Credit Lyonnais short-term commercial rate or, at the option of the Company, short-term LIBOR rates plus a margin of 1% per annum. Interest rates under the Credit Facility are subject to an increase of 0.25% per annum if funded debt exceeds 40% of total capitalization and, under the LIBOR option, are subject to an increase of 0.25% per annum if borrowings exceed 50% of the borrowing base and 0.5% per annum if borrowings exceed 75% of the borrowing base. The Company's obligations under the agreement governing both the Bridge Loan and the Credit Facility (the "Credit Agreement") are secured by all of its oil and gas properties and by the capital stock of its subsidiaries. The Company's subsidiaries also provide guarantees under the Credit Agreement.

Under the Credit Facility, Credit Lyonnais will make semi-annual borrowing base determinations, in its sole discretion, based upon the proved oil and gas properties of the Company. In addition, Credit Lyonnais may redetermine the borrowing base at any time after December 31, 1997. The Company may also request borrowing base redeterminations at the Company's cost in addition to the required semi-annual reviews.

The Company is subject to certain covenants under the terms of the Credit Agreement and must meet certain financial tests. In particular, the Company must maintain a minimum tangible net worth of $5.5 million plus 75% of net income (without deduction for losses) after July 1, 1997 plus 75% of the net proceeds from the issuance of equity securities and, commencing in March 1998, must maintain a minimum current ratio of 1 and a minimum fixed charge coverage ratio of 3 to 1. The Company believes that it is currently in compliance with those covenants that are currently in effect, and expects that it will be in compliance with all of such covenants upon the closing of the Offering. The Credit Agreement prohibits mergers, dividends, dispositions of assets and changing the nature of the Company's business, and places restrictions on incurring additional indebtedness and liens and investments.

In the Combination Transaction, the Company issued to former stockholders of INEXS an aggregate of $3.0 million principal amount of Combination Notes maturing on the closing of the Offering. The Company has also issued the $1.0 million Rowsey Note maturing on the closing of the Offering. The Company intends to use a portion of the proceeds from the Offering to repay in full the Combination Notes and the Rowsey Note. See "Use of Proceeds," "The Combination Transaction" and "Certain Transactions."

To provide additional working capital for the Company prior to the consummation of the Bridge Loan, the Company borrowed $5.0 million from Equitable in July 1997. The Equitable Note in respect of such loan bears interest at the rate of 9% per annum and will mature on July 31, 1998. The Company intends to use a portion of the net proceeds from the Offering to repay the Equitable Note in full. See "Use of Proceeds."

In connection with the termination of employment of a former employee, the Company purchased FO&G, which owned small working interests in certain of the Company's properties. The Company purchased FO&G for

$750,000 in cash and the $2.2 million FO&G Note that bears interest at the rate of 5.8% per annum and will mature upon the closing of the Offering. The Company intends to use a portion of the net proceeds from the Offering to repay the FO&G Note in full. See "Use of Proceeds" and "Certain Transactions."

Capital Expenditures

The Company has budgeted capital expenditures for the last three months of 1997 and for 1998 of approximately $44 million. The capital expenditure budget includes the planned drilling of 68 gross (17.0 net) wells, the acquisition of additional 3-D seismic data and further additions to and upgrades of seismic interpretation hardware and software. The actual number of wells drilled in this period may differ significantly from these estimates. See "Business-- Significant Properties and Project Areas."

As a result of the Company's active drilling and 3-D seismic acquisition programs, the Company has experienced and expects to continue to experience substantial capital requirements. The Company intends to fund its capital expenditures through the end of 1998 from the unused net proceeds from the Offering, borrowings under the Credit Facility and cash flow from operations. Upon consummation of the Offering, the Company expects to have unused net
proceeds from the Offering of approximately $     million available for capital
expenditures (assuming an initial public offering price of $      per share),
and will have $20.0 million of borrowing capacity under the Credit Facility. The Company expects to fund the balance of such capital expenditures from cash flow from operations. While the Company believes that the net proceeds from the Offering, borrowings under the Credit Facility and cash flow from operations should allow the Company to finance its operations through 1998 based on current conditions, additional financing may be required in the future to fund the Company's drilling and 3-D seismic acquisition programs. In the event that cash flow from operations is insufficient and additional financing is not available, the Company may be required to curtail its drilling, development and other activities, and may be unable to drill some of its currently identified prospects.

Escrow Arrangements

  The Company is contractually obligated by the terms of certain purchase agreements to contribute funds to escrow accounts amounting to $1,556,000 for the future dismantlement and abandonment of certain oil and gas properties over the reserve life of these properties. The restricted cash is recorded as an other asset on the Company's balance sheet. At September 30, 1997, the Company had funded a total of $1,198,000, and intends to fund the remainder from cash flow from operations.

PRO FORMA RESULTS OF OPERATIONS

The Combination Transaction was consummated in September 1997 and accounted for as a purchase of the South Coast Companies by XPLOR, as successor to Araxas, effective as of September 30, 1997. As a result of the Combination Transaction, the Company's results of operations reflect a substantial expansion in the size of its operations compared to the individual historical results of operations of Araxas and the South Coast Companies. To facilitate an understanding of the changes in results of operations of the Company's business, the discussion below is based upon a comparison of the unaudited pro forma operating information for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, prepared assuming that the Combination Transaction, the August 1996 acquisition of Main Pass 35 and the April 1997 divestiture of Gulfland Industries had been consummated on January 1, 1995 and January 1, 1996, as appropriate.

                                            ----------------------------------
                                                       PRO FORMA
                                                                NINE MONTHS
                                              YEAR ENDED           ENDED
                                             DECEMBER 31,      SEPTEMBER 30,
                                               1995     1996     1996     1997
                                            -------  -------  -------  -------
                                                      (UNAUDITED)
Dollars in thousands
STATEMENT OF OPERATIONS DATA
Revenues
  Oil and gas revenues..................... $ 6,131   $9,778  $ 7,560  $ 7,100
  Consulting revenues......................     878    1,395    1,000    1,282
                                            -------  -------  -------  -------
    Total revenues.........................   7,009   11,173    8,560    8,382
                                            -------  -------  -------  -------
Costs and expenses
  Lease operating expenses.................   3,303    3,874    3,027    1,756
  Production taxes and gathering fees......     709      988      746      536
  Consulting and workstation fees..........     332      607      366      381
  Depreciation, depletion and amortization.   2,179    2,960    2,152    2,690
  General and administrative...............   1,851    2,590    1,700    3,317
  Stock-based compensation.................   1,313       --       --    1,324
                                            -------  -------  -------  -------
    Total costs and expenses...............   9,687   11,019    7,991   10,004
                                            -------  -------  -------  -------
    Income (loss) from operations..........  (2,678)     154      569   (1,622)
Other (income) expenses
  Interest expense.........................   2,555    3,408    2,443    3,064
  Interest income..........................    (531)    (259)    (126)     (87)
  Other expense............................     102      652      225      334
                                            -------  -------  -------  -------
    Loss before income tax benefit and
     extraordinary item....................  (4,804)  (3,647)  (1,973)  (4,933)
Income tax benefit.........................   1,818      480      478      244
                                            -------  -------  -------  -------
    Loss before extraordinary item......... $(2,986) $(3,167) $(1,495) $(4,689)
                                            =======  =======  =======  =======

Pro Forma Nine Months Ended September 30, 1997 Compared to Pro Forma Nine Months Ended September 30, 1996

Revenues. Oil and gas revenues decreased $0.5 million, or 6%, from $7.6 million in the first nine months of 1996 to $7.1 million in the first nine months of 1997. Total production volumes increased 6% from 2,500 MMcfe in the first nine months of 1996 to 2,649 MMcfe in the first nine months of 1997. Production volumes for oil and condensate decreased slightly from 238 MBbls in the first nine months of 1996 to 232 MBbls in the first nine months of 1997, primarily due to curtailment of production at Main Pass 35 as a result of EPA water discharge rule changes, offset by production from the High Island 30L field, which was acquired in late 1996, and from new wells. These EPA rule changes have been addressed by the Company and production levels have been partially restored. The Company does not expect these rule changes to adversely affect production over the long term. Production volumes for gas increased 17% from 1,074 MMcf in the first nine months of 1996 to 1,258 MMcf in the first nine months of 1997.

This increase was primarily attributable to production from three new wells. The increase of $0.3 million in revenues from higher production was more than offset by declines of 18% and 3% in the prices received for oil and gas, respectively.

As a result of hedging activities, the Company realized an average oil price of $16.77 per Bbl and an average gas price of $2.39 per Mcf for the nine months ended September 30, 1997, compared to average prices of $19.80 per Bbl and $2.59 per Mcf, respectively, that otherwise would have been received. These hedging activities decreased oil and gas revenues by approximately $1.0 million and $0.1 million in the nine months ended September 30, 1997 and 1996, respectively. The hedges, which were required by the terms of the Stratum debt agreement, were entered into commencing in May 1996. During September 1997, the Company closed all of its outstanding hedging arrangements. See "--Hedging."

Consulting revenues increased $0.3 million, or 28%, from $1.0 million in the first nine months of 1996 to $1.3 million in the first nine months of 1997. The increase was primarily due to a greater level of activity with more geophysical consultants working for the Company, resulting in higher billable hours, as well as higher rates.

Expenses. Lease operating expenses decreased from $3.0 million in the first nine months of 1996 to $1.8 million in the first nine months of 1997, a decrease of $1.2 million, or 42%, primarily as a result of unusual costs incurred in the operation of Main Pass 35 in 1996 prior to its acquisition. The decrease in production taxes and gathering fees from the first nine months of 1996 to the first nine months of 1997 was $0.2 million, or 28%, due to lower taxable revenues.

Consulting and workstation fees increased slightly from the first nine months of 1996 to the first nine months of 1997. The increase was primarily due to a greater number of consultants being employed.

Depreciation, depletion and amortization ("DD&A") was $2.2 million in the first nine months of 1996, compared to $2.7 million in the first nine months of 1997, an increase of $0.5 million, or 25%. This increase resulted primarily from the use of a higher depletion rate ($0.87 per Mcfe in 1997 compared to $0.79 per Mcfe in 1996) attributable to the decrease in reserve volumes as of September 30, 1997, which was due to production during the period, the exclusion of certain reserves that were no longer economic at September 30, 1997 prices, and limited reserve additions during the period due to capital constraints.

General and administrative expenses increased 95% from $1.7 million in the first nine months of 1996 to $3.3 million in the first nine months of 1997. The increase was primarily due to an increase in the number of employees and consultants, as well as bonuses paid in the third quarter of 1997, severance payments of $0.2 million to employees whose employment was terminated in the third quarter of 1997, an increase in the cost of independent engineering services and an increase in office rent.

Stock-based compensation of $1.3 million for the nine months ended September 30, 1997 resulted from the issuance of stock to employees and the settlement of stock options granted to former employees. There was no similar expense in 1996.

Interest expense increased from $2.4 million in the first nine months of 1996 to $3.1 million in the first nine months of 1997. The increase was primarily attributable to the higher debt outstanding during the first nine months of 1997 compared to the first nine months of 1996. The incremental debt was incurred to fund capital expenditures.

Income tax benefit was $0.2 million for the nine months ended September 30, 1997 compared to $0.5 million for the same period in 1996.

Loss Before Extraordinary Item. Loss before extraordinary item was $1.5 million in the first nine months of 1996, compared to a loss before extraordinary item of $4.7 million in the first nine months of 1997 as a result of the factors described above.

Pro Forma Year Ended December 31, 1996 Compared to Pro Forma Year Ended December 31, 1995

Revenues. Oil and gas revenues increased $3.7 million, or 59%, from $6.1 million in 1995 to $9.8 million in 1996. Total production volumes increased 35% from 2,402 MMcfe in 1995 to 3,239 MMcfe in 1996. Production volumes for oil and condensate increased from 272 MBbls in 1995 to 311 MBbls in 1996. This increase was attributable to one new well brought on in 1996 and the acquisition of the High Island 30L field. Production volumes for gas increased from 769 MMcf in 1995 to 1,371 MMcf in 1996. This increase was primarily attributable to four wells brought on in 1996 and late 1995. The increase in total net production in 1996 increased revenues by $1.7 million, or 28%. In addition, the Company experienced a 17% increase in oil prices and a 45% increase in gas prices received in 1996 compared to 1995.

As a result of hedging activities, the Company realized an average oil price of $20.79 per Bbl and an average gas price of $2.41 per Mcf for the year ended December 31, 1996, compared to average prices of $21.99 per Bbl and $2.58 per Mcf that otherwise would have been received. These hedging activities decreased oil and gas revenues by approximately $0.6 million in 1996. The hedges were entered into in 1996 and were required by the terms of the Stratum debt agreement.

Consulting revenues increased $0.5 million, or 59%, from $0.9 million in 1995 to approximately $1.4 million in 1996. The increase was primarily due to a greater level of activity with more geophysical consultants working for the Company, resulting in higher billable hours, as well as higher rates.

Expenses. Lease operating expenses increased from $3.3 million in 1995 to $3.9 million in 1996, an increase of $0.6 million, or 17%, primarily as a result of new wells that were brought on in late 1995 and in 1996, as well as the High Island 30L field acquisition. Likewise, production taxes and gathering fees increased from $0.7 million in 1995 to $1.0 million in 1996, an increase of $0.3 million, or 39%, due to greater volumes and resulting revenue increases.

Consulting and workstation fees increased $0.3 million, from $0.3 million in 1995 to $0.6 million in 1996. The increase was primarily due to a greater number of consultants being employed.

DD&A was $2.2 million in 1995, compared to $3.0 million in 1996, an increase of $0.8 million, or 36%, based on an assumed depletion rate of $0.79 per Mcfe.

General and administrative expenses increased from $1.9 million in 1995 to $2.6 million in 1996, an increase of $0.7 million, or 40%. This increase was associated with a larger staff and more activity as the Company underwent significant growth.

Stock-based compensation of $1.3 million in 1995 resulted from the granting of stock options to employees. There was no similar expense in 1996.

Interest expense increased by $0.8 million, or 33%, from $2.6 million in 1995 to $3.4 million in 1996. The increase was primarily attributable to the higher debt outstanding during 1996 compared to 1995. The incremental debt was incurred to fund capital expenditures.

Interest income decreased $0.2 million from $0.5 million in 1995 to $0.3 million in 1996. The decrease was primarily due to decreasing cash balances.

Other expense increased by $0.6 million from $0.1 million in 1995 to $0.7 million in 1996, primarily as a result of an unrealized loss on securities.

Income tax benefit decreased from $1.8 million in 1995 to $0.5 million in 1996, a decrease of $1.3 million, or 74%, primarily as a result of the complete use of deferred tax liabilities as an offset to deferred tax assets.

Net Loss. Net loss was $3.0 million in 1995, compared to $3.2 million in 1996, as a result of the factors described above.

HISTORICAL RESULTS OF OPERATIONS

The historical results of operations of the Company reflect the results of Araxas as predecessor to XPLOR and are not combined with the results of operations of the South Coast Companies.

Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

Revenues. Oil and gas revenues increased $2.4 million from $4.1 million for the nine months ended September 30, 1996 to $6.5 million for the nine months ended September 30, 1997. Total production volumes increased 63% from 1,521 MMcfe for the nine months ended September 30, 1996 to 2,473 MMcfe for the nine months ended September 30, 1997. Production volumes for oil and condensate increased from 87 MBbls for the nine months ended September 30, 1996 to 212 MBbls for the same period in 1997. This increase was attributable primarily to production from Main Pass 35, which was acquired in the latter part of 1996 and accounted for 111 MBbls of the increase. Production volumes for gas increased 23% from 981 MMcf for the nine months ended September 30, 1996 to 1,202 MMcf for the same period in 1997. This increase was primarily attributable to three new wells. The increase in volumes of oil and gas accounted for an increase in revenues of approximately $3.0 million, offset by a decline of 18% in the price received for oil.

As a result of hedging activities, the Company realized an average oil price of $16.50 per Bbl and an average gas price of $2.36 per Mcf for the nine months ended September 30, 1997, compared to average prices of $19.81 per Bbl and $2.56 per Mcf that otherwise would have been received. For the same period in 1996, the Company realized an average oil price of $20.05 per Bbl and an average gas price of $2.34 per Mcf, compared to average prices of $20.61 per Bbl and $2.43 per Mcf that otherwise would have been received. These hedging activities decreased oil and gas revenues by approximately $1.0 million and $0.1 million in the nine months ended September 30, 1997 and 1996, respectively. The hedges, which were required by the terms of the Company's debt agreement with Stratum, were entered into commencing in May 1996.

Revenues from offshore services (conducted by Gulfland Industries) were $1.6 million and $0.6 million in the nine months ended September 30, 1997 and 1996, respectively. The cost of offshore services was $1.7 million and $0.8 million for the nine months ended September 30, 1997 and 1996, respectively. The Company did not acquire this business until August 1996, and later disposed of it in April 1997.

Expenses. Lease operating expenses increased from $0.8 million for the nine months ended September 30, 1996 to $1.7 million for the same period in 1997, an increase of $0.9 million, primarily as a result of the greater production due to the Main Pass 35 and High Island 30L property acquisitions that were completed in 1996, as well as the new wells that were brought on production during the latter part of 1996 and in 1997 in other fields. In addition, lease operating expenses per Mcfe were relatively higher on Main Pass 35 as a result of the offshore location, the age of the platform and water injection operations. Production taxes and gathering fees increased from $0.3 million for the nine months ended September 30, 1996 to $0.5 million for the same period in 1997 due to greater production volumes and resulting revenue increases.

DD&A was $1.3 million for the nine months ended September 30, 1996, compared to $2.2 million for the nine months ended September 30, 1997, an increase of $0.9 million, or 78%, as a result of higher production volumes. On a per Mcfe basis, the depletion rate increased 28% from $0.65 for the nine months ended September 30, 1996 compared to $0.83 for the same period in 1997, due primarily to a decrease in reserves at September 30, 1997, which was due to production during the period, the exclusion of certain reserves that were no longer economic at September 30, 1997 prices, and limited reserve additions during the period due to capital constraints.

General and administrative expenses increased from $1.0 million for the nine months ended September 30, 1996 to $1.5 million for the nine months ended September 30, 1997, an increase of $0.5 million. The increase was primarily due to a larger number of employees and consultants, as well as increased independent engineering services.

Stock-based compensation of $1.3 million for the nine months ended September 30, 1997 resulted from the issuance of stock to employees and the settlement of stock options granted to former employees. There was no such expense in 1996.

Interest expense increased $1.6 million, from $1.2 million for the nine months ended September 30, 1996 to $2.8 million for the same period in 1997. The increase was primarily attributable to the higher debt outstanding during

1997 compared to 1996 and the higher rate associated with the debt outstanding during the entire period in 1997. The debt outstanding during the nine months ended September 30, 1997 was principally incurred in April 1996 to refinance debt and to acquire assets requiring a cash outlay of approximately $10.3 million.

Extraordinary item--early extinguishment of debt was a loss of $3.9 million for the nine months ended September 30, 1997, relating to the repayment of the debt to Stratum in September 1997. The extraordinary item consisted of $3.2 million of unamortized debt discount and $0.7 million of unamortized debt financing costs. There was no similar amount in 1996.

Income tax benefit was insignificant for both the nine months ended September 30, 1996 and September 30, 1997, despite pre-tax losses before extraordinary item of $0.9 million and $4.0 million, respectively, primarily as a result of net operating losses attributable to tax losses not expected to be realized as a tax benefit to Araxas.

Net Loss. Net loss was $7.9 million for the nine months ended September 30, 1997, compared to $0.8 million for the same period in 1996, as a result of the factors described above.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Revenues. Oil and gas revenues increased $4.6 million, from $1.4 million in 1995 to $6.0 million in 1996. Total production volumes increased 202% from 721 MMcfe in 1995 to 2,179 MMcfe in 1996. Production volumes for oil and condensate increased from 44 MBbls in 1995 to 154 MBbls in 1996. This increase was attributable primarily to production from Main Pass 35 and High Island 30L, which were acquired in 1996 and accounted for 90 MBbls of the increase, and from new wells brought on during 1996. Production volumes for gas increased from 460 MMcf in 1995 to 1,256 MMcf in 1996. This increase was primarily attributable to four new wells brought on in 1996 or late 1995. The increase in total net production in 1996 compared to 1995 increased revenues by $2.9 million. In addition, the Company experienced a 29% increase in oil prices and a 55% increase in gas prices received in 1996 as compared to 1995.

As a result of hedging activities, the Company realized an average oil price of $20.68 per Bbl and an average gas price of $2.28 per Mcf for the year ended December 31, 1996, compared to average prices of $23.12 per Bbl and $2.46 per Mcf, respectively, that otherwise would have been received. These hedging activities decreased oil and gas revenues by approximately $0.6 million in 1996. The hedges were entered into in 1996 and were required by the terms of the Company's debt agreement with Stratum.

Revenues from offshore services were $1.7 million in 1996. The Company entered this business with the purchase of Gulfland Industries, which was acquired in connection with Main Pass 35, in August 1996. Cost of offshore services was $2.2 million in 1996. The Company disposed of this business in April 1997.

Expenses. Lease operating expenses increased from $0.3 million in 1995 to $1.6 million in 1996, an increase of $1.3 million, primarily as a result of the greater production due to the Main Pass 35 and High Island 30L acquisitions that were completed in 1996 and the more costly operations in Main Pass 35, as well as new wells that were brought on production during 1996 in other fields. Likewise, production taxes and gathering fees increased from $0.1 million in 1995 to $0.6 million in 1996, an increase of $0.5 million, resulting from greater production volumes and resulting revenue increases.

DD&A was $0.7 million in 1995, compared to $1.7 million in 1996, an increase of $1.0 million. On a per Mcfe basis, the depletion rate decreased by $0.13 from $0.78 in 1995 to $0.65 in 1996.

General and administrative expenses increased from $0.9 million in 1995 to $1.5 million in 1996, an increase of $0.6 million, or 73%. The increase was associated with a larger staff and more activity as the Company experienced significant growth.

Stock-based compensation of $1.3 million in 1995 resulted from the granting of stock options to employees. There was no similar expense in 1996.

Interest expense increased $1.6 million, from $0.5 million in 1995 to $2.1 million in 1996. The increase was primarily attributable to the higher debt outstanding during 1996 compared to 1995 and the higher rate associated with the debt outstanding in 1996. The debt incurred in 1996 was incurred to refinance debt and to acquire assets in April 1996 requiring a cash outlay of approximately $10.3 million.

Other expense increased from $0.1 million in 1995 to $0.7 million in 1996, primarily as a result of an unrealized loss on securities.

Income tax benefit decreased from $0.9 million in 1995 to $36,000 in 1996, primarily as a result of net operating losses attributable to tax losses not expected to be realized as a tax benefit to Araxas.

Net Loss. Net loss was $1.6 million in 1995, compared to $2.5 million in 1996, as a result of the factors described above.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

Revenues. Oil and gas revenues increased $1.2 million from $0.2 million in 1994 to $1.4 million in 1995. Total production volumes were 721 MMcfe in 1995. Production volumes for oil and condensate increased to 44 MBbls in 1995, and production volumes for gas increased to 460 MMcf in 1995. Production volumes for both oil and gas were insignificant in 1994. The increase in production volumes was attributable primarily to production from the Adams-Baggett field and another property, both acquired in 1995, and from new wells brought on during that year. The increase in total net production in 1995 compared to 1994 increased revenues by $1.2 million.

Expenses. Lease operating expenses increased from $245,000 in 1994 to $296,000 in 1995, an increase of 21%, primarily as a result of the greater production due to property acquisitions that were completed in 1995, and the new wells that were brought on production during that year in other fields. Likewise, production taxes and gathering fees increased from $12,000 in 1994 to $99,000 in 1995 due to greater volumes and resulting revenue increases.

DD&A was $0.1 million in 1994, compared to $0.7 million in 1995. On a per Mcfe basis, the depletion rate decreased from $0.79 in 1994 to $0.78 in 1995.

General and administrative expenses held constant at approximately $0.9 million in 1994 and 1995.

Stock-based compensation of $1.3 million in 1995 resulted from the granting of stock options to employees. There was no similar expense in 1994.

Gains on sales of oil and gas properties were $1.3 million in 1994. During 1994, the Company sold interests in a number of leases, each of which were significant to the Company, thus requiring the recognition of gain or loss on the transactions, rather than crediting the full cost pool. In 1995, the Company began to shift its focus from being primarily a generator and seller of prospects to that of a participating working interest owner, attempting to retain greater interests.

Interest expense increased from $0.1 million in 1994 to $0.5 million in 1995. The increase was primarily attributable to the higher debt outstanding during 1995 compared to 1994. The debt was incurred in connection with the purchase of properties in 1995.

Income tax benefit was $0.9 million in 1995 as compared to an expense of $26,000 in 1994, primarily as a result of the use of deferred tax liabilities as an offset to deferred tax assets.

Net Loss. Net loss was $1.6 million in 1995, compared to net income of $40,000 in 1994, as a result of the factors described above.

HEDGING

The Company's former debt agreement with Stratum required the Company to put into place significant long-term commodity price arrangements in an effort to reduce the effects of short-term fluctuations in the price of oil and gas. Such arrangements were required at the closing of such financing in April 1996 and at the times of additional drawdowns thereunder. During the year ended December 31, 1996, the Company received a fixed price and paid the NYMEX price with respect to 575 MMBtus of gas and 60 MBbls of oil under commodity price arrangements, realizing losses of $598,000. During the first nine months of 1997, the Company received a fixed price and paid the NYMEX price with respect to 589 MMBtus of gas and 257 MBbls of oil under commodity price arrangements, realizing losses of $906,000. See "Business--Marketing." The Company repaid the Stratum debt and terminated the Stratum debt agreement in September 1997, and the Credit Agreement does not require the Company to maintain hedges. During September 1997, the Company closed all its outstanding hedging arrangements at a cost to the Company of $2.8 million. The Company has recorded this cost as a deferred charge, which will be amortized through 2001 (the life of the commodity price arrangements that gave rise to the loss) as part of the hedged oil and gas revenues. During September 1997, the Company recorded $46,000 of the amortization as a reduction of oil and gas revenues. The total amortization for 1998 is expected to be $0.8 million. The Company currently does not intend to hedge more than one-third of its production, but may reevaluate its hedging policy from time to time. The Company may also close out any portion of hedges that may exist from time to time as determined to be appropriate by management.

EFFECTS OF INFLATION AND CHANGES IN PRICE

The Company's results of operations and cash flows are affected by changing oil and gas prices. Inflation has had a minimal effect on the Company. See "Risk Factors--Volatility of Oil and Gas Prices."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 regarding earnings per share. SFAS No. 128 replaces the presentation of primary earnings per share ("EPS") with the presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. SFAS No. 128 also requires dual presentation of basic EPS and diluted EPS on the face of the income statement and requires a reconciliation of the numerators and denominators of basic EPS and diluted EPS. The Company will adopt SFAS No. 128 in the quarter ended December 31, 1997.

In June 1997, FASB issued SFAS No. 130 regarding reporting comprehensive income, which establishes standards for reporting and display of comprehensive income and its components. The components of comprehensive income refer to revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS No. 130 requires that all items recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed in equal prominence with the other financial statements; the total of other comprehensive income for a period is required to be transferred to a component of equity that is separately displayed in a statement of financial condition at the end of an accounting period. SFAS No. 130 is effective for both interim and annual periods beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt SFAS No. 130 for the year ending December 31, 1998.

In June 1997, FASB issued SFAS No. 131 regarding disclosures about segments of an enterprise and related information. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for periods beginning after December 15, 1997. The Company will adopt SFAS No. 131 for the year ending December 31, 1998.

The Company believes that adoption of these financial accounting standards will not have a material effect on its financial condition or results of operations.

                                    BUSINESS

GENERAL

XPLOR is an independent energy company engaged in the exploration for and development of oil and gas reserves, primarily in the Louisiana and Texas Gulf Coast region. The Company focuses on growth through drilling, combining sophisticated technologies such as 3-D seismic data and interactive computer analytical techniques with an experienced technical staff and management. XPLOR applies a disciplined exploration methodology consisting of traditional subsurface geology followed by acquisition and analysis of specifically targeted 3-D seismic data, integrated with sound engineering and economic principles. This methodology is designed to use 3-D seismic data cost-effectively to confirm rather than to generate prospects. See "--Exploration Methodology."

XPLOR was formed through the strategic combination of Araxas and the South Coast Companies in the Combination Transaction. Management believes that the Combination Transaction will enhance the Company's ability to increase its reserves, production and cash flow per share by combining the complementary strengths of Araxas's operating expertise, the South Coast Companies' geophysical expertise and the two companies' portfolios of exploration prospects concentrated in the Gulf Coast region. See "The Combination Transaction."

Between December 31, 1994 and September 30, 1997, the Company increased its net proved reserves from approximately 8 Bcfe to approximately 58 Bcfe. Average net production increased from 260 Mcfe per day for the year ended December 31, 1994 to approximately 9,700 Mcfe per day for the nine months ended September 30, 1997.

Drilling new wells and interpreting 3-D seismic and other data over existing fields have together generated approximately 60% of the increase in the Company's estimated proved reserves from December 31, 1994 to September 30, 1997. The Company drilled 48 gross wells during that time, consisting of 29 exploratory wells, of which 15 were commercially productive, and 19 development wells, of which 17 of which were commercially productive. The Company also has added reserves through acquisitions, which accounted for the balance of the reserve increase from December 31, 1994 to September 30, 1997. During this period, the Company completed major acquisitions of substantial working interests in the Adams-Baggett field in Crockett County, Texas and Main Pass 35 in the shallow state waters of Louisiana. The Company's reserve growth has been achieved at an average finding cost of $0.73 per Mcfe and an average acquisition cost of $0.70 per Mcfe. Although the Company expects that its future reserve and production growth will result primarily from its drilling program, the Company will consider acquisitions with significant growth potential.

The Company has acquired over 700 square miles of 3-D seismic data and has leased or optioned acreage in 17 project areas. As of September 30, 1997, XPLOR had an inventory of 98 exploration and development prospects within these project areas scheduled to be drilled over the next two years. Prior to the Offering, capital constraints limited the Company's ability to drill its prospect inventory. At the closing of this Offering, however, the Company expects to have $20.0 million available for borrowing under the Credit Facility, in addition to its cash flow from operations and the unused net proceeds from the Offering, available for its drilling program. XPLOR has budgeted total capital expenditures of approximately $44 million for the period from October 1, 1997 through the end of 1998, which includes funds for drilling approximately 80% of its currently identified exploration and development prospects. The Company believes that its current prospect inventory includes both moderate potential, lower risk prospects and higher potential, higher risk prospects that, if successful, may result in significant increases in proved reserves.

The address of the Company's principal executive offices is 10200 Grogans Mill Road, Suite 500, The Woodlands, Texas 77380, and its telephone number is (281) 364-3700.

STRENGTHS

XPLOR believes it has the following strengths that are integral to its overall growth strategy:

Experienced Technical Team

The Company has assembled a technical team that has extensive experience in applying sophisticated exploration techniques and that it believes has the capacity to adapt to rapidly changing technological demands. The Company employs 11 geoscientists, consisting of four geologists and seven geophysicists, all of whom have 15 to 25 years of experience in exploring for oil and gas. The Company also has an experienced group of engineers who participate in the evaluation of the Company's potential projects and manage the Company's drilling and production operations.

Advanced Technology

The Company's experienced technical team applies advanced technology in oil and gas exploration and has access to the latest enhancements in such technology. The Company provides its technical team with a sophisticated in-house computer-based work environment, which enables the team to evaluate and integrate data efficiently. XPLOR has 10 networked workstations running the latest 3-D design, modeling, interpretation, mapping, processing and visualization software applications.

INEXS, the Company's geophysical consulting subsidiary, is an integral part of the Company's technology base and gives the Company access to the latest advances in geoscientific technologies. INEXS has specialized in 3-D seismic interpretation and project management services since 1990 and has interpreted over 180 3-D seismic surveys for over 133 companies, including major integrated, foreign national and independent oil and gas companies. INEXS's clients have drilled more than 100 wells based on INEXS's interpretation work, over 70% of which the Company believes have been completed as commercial producers. As a result of this high level of activity, INEXS has formed working relationships with a number of technology providers. Consequently, INEXS has participated in the design and testing of new applications, providing the Company with access to emerging technologies prior to their availability for general use.

Existing Prospect Inventory and Proved Reserves

As of September 30, 1997, XPLOR had an inventory of 98 exploration and development prospects scheduled to be drilled within the next two years. The Company has leased or optioned acreage for all 98 prospects. Of these prospects, 70 are exploratory and 28 are development. The Company also has identified additional exploratory prospects in various stages of evaluation, planning and implementation. The Company had total proved reserves of approximately 58 Bcfe at September 30, 1997, of which approximately 29 Bcfe were proved developed. For the nine months ended September 30, 1997, net production averaged approximately 9,700 Mcfe per day.

Experienced Management

XPLOR's executive management has experience in both traditional exploratory and operational areas and in the application of the latest technological advances. The Company's executive management has an average of over 20 years of industry experience in engineering, geology, geophysics and finance, primarily with major integrated and large independent oil and gas companies. The Company has established both short-term and long-term incentive plans for management designed to align compensation with the interests of stockholders. See "Management."

BUSINESS STRATEGY

XPLOR intends to increase its oil and gas reserves, production and cash flow per share by emphasizing the following:

Growth Through Exploration and Development

The Company believes that its future growth in reserves, production and cash flow per share will result principally from a combination of exploratory and development drilling on the Company's inventory of prospects. In addition to its 98 exploration and development prospects scheduled to be drilled over the next two years, the Company has identified additional exploratory prospects in various phases of evaluation, planning and implementation. The Company follows a disciplined methodology for the evaluation of its prospects. See "-- Exploration Methodology."

Prospect Generation

XPLOR seeks to generate internally the majority of the prospects in which it participates. This focus on internal prospect generation enables the Company to control the entire process, from idea formulation to management of prospective risk and drilling decisions. The Company focuses on defining prospects that have multiple objectives based on subsurface geology before acquiring 3-D seismic data. The Company's inventory of prospects has also enabled the Company to trade for additional desirable prospects held by other oil and gas companies. In addition, third-party evaluations performed by INEXS provide the Company with opportunities to participate in exploratory prospects with industry partners. XPLOR may also pursue acquisition opportunities with significant growth potential.

Balanced Drilling Program

The Company engages in an active drilling program and attempts to maintain a balanced portfolio of exploratory and development prospects. The Company's exploratory prospect portfolio consists of both moderate potential, lower risk prospects and higher potential, higher risk prospects that, if successful, may result in significant increases in proved reserves. The Company considers balancing the relationship between risk and reward in its exploration program an important component of its business strategy. See "--Exploration Methodology."

Geographic Focus

XPLOR's operating activities are focused onshore and in state waters along the Gulf Coast, primarily in Louisiana and Texas, where the Company has substantial technical experience and expertise. Given the region's prolific production history, the existing infrastructure and the opportunities that have been created by advances in seismic and drilling technology, the Company believes that the Gulf Coast represents one of the most attractive exploration regions in North America. The Company has access to an extensive technical database of well logs, production information and speculative seismic data for the Gulf Coast region, and has assembled a technical staff with substantial experience and expertise in the area. From January 1, 1994 to September 30, 1997, the Company drilled 42 wells along the Gulf Coast and acquired a database of geological and engineering data and approximately 400 square miles of 3-D seismic data in the region.

EXPLORATION METHODOLOGY

The Company follows a disciplined methodology for the evaluation of exploratory and development prospects. The methodology comprises four phases: (i) identification of prospects in prolific geological trends with a high density of potential reservoirs and traps; (ii) data acquisition and quality control;
(iii) data integration and interdisciplinary review; and (iv) final decision-making based upon a thorough analysis of economic and technical information.

Prospect Identification

The Company focuses on the identification of prospects primarily in the Gulf Coast region, where its technical staff has substantial experience and expertise. Once a prospective area has been identified, the Company undertakes a thorough analysis of pre-existing technical data prior to committing to major capital expenditures for acreage and 3-D seismic data. The potential prospects are quantified and compared to nearby fields to determine reserve and economic potential. To qualify for a 3-D seismic program, the prospective area generally should meet the following criteria: (i) high prospect density, with numerous potential reservoirs and traps within a narrowly defined project area; (ii) attractive economics for finding and developing potential reserves; and (iii) sufficient unleased acreage or acreage that can be acquired through negotiation. The Company subjects prospects meeting these criteria to a preliminary economic analysis, which includes estimates of costs associated with acreage acquisition, 3-D seismic acquisition, drilling and development, and estimates of the probability of success. Although the Company's methodology focuses on its 3-D seismic acquisition program, the Company may also identify prospects based on its use of other technologies.

Data Acquisition and Quality Control

Once the Company has selected a project area for a 3-D seismic evaluation, the Company's primary goal is to acquire a complete technical database and high-quality 3-D seismic data to facilitate the detailed evaluation of prospects and delineation of targets for exploration drilling. The Company's technical team designs the 3-D seismic survey to image the objectives properly while taking into consideration acquisition constraints due to surface conditions and acreage restrictions. The Company believes that optimal results can be obtained only through a thorough quality control effort by experienced personnel, including analysis of proper design, selection of appropriate acquisition equipment and techniques, field testing of acquisition parameters and selection of appropriate processing algorithms and parameters.

Integration and Interdisciplinary Approach

The Company seeks to define accurately its prospects and reserve potential by incorporating 3-D seismic data, well data, geological interpretations, other geophysical data and analyses, petrophysical data and reservoir data. The Company integrates the prospect information with drilling data, pressure information, data relative to lease terms and restrictions, surface conditions, identified hazards and environmental conditions to design a safe and efficient well. The Company employs an integrated team concept in an effort to ensure that a high degree of expertise in each of the disciplines is incorporated, to ensure that the data are used properly in the technical evaluation and to optimize the results of each phase of the exploration and development process.

Decision Making

If the technical evaluation has yielded positive results, the Company performs a final economic analysis on the prospect prior to drilling. This analysis includes estimates of reserves, production rates, drilling risks, costs and probability of success. To determine probability of success, the Company analyzes the quantity and quality of technical data used in the evaluation, as well as the specific structural and stratigraphic attributes of the prospect and the relationship of the prospect to analogous fields within the immediate area.

INEXS

INEXS provides a complete range of geophysical and geological consulting services, including prospect evaluation, complex 2-D and 3-D modeling, 3-D seismic survey design, detailed seismic interpretation and fully integrated field studies. INEXS operates as the project manager of 3-D surveys and as the outsourced exploration and development department for several clients. INEXS provides services for the Company and for major integrated, foreign national and independent oil and gas companies. Since 1990, INEXS has performed over 180 detailed interpretation projects using 2-D and 3-D seismic data, remote sensing data and available well information. INEXS's clients have drilled more than 100 wells based on INEXS's interpretation work, over 70% of which the Company believes have been completed as commercial producers. Having formed working relationships with a number of technology providers, INEXS gains access to emerging technologies prior to their availability for general use by participating in the design and testing of new geophysical applications.

INEXS's geologists and geophysicists have from 15 to 25 years experience in the oil industry. Through the combined backgrounds of its staff, INEXS has experience in all major petroleum regions of the world.

Although a wholly owned subsidiary of the Company, INEXS maintains a separate identity from that of XPLOR. This separate identity is designed to maintain the confidentiality necessary to perform consulting services for its other clients. Many times, clients of INEXS are interested in finding an industry partner to participate in their projects, and INEXS, with the consent of its clients, offers XPLOR the opportunity to participate in such projects. The relationship with INEXS has in the past provided, and the Company believes that the relationship will in the future continue to provide, the Company with several important benefits, including continuing industry relationships with INEXS's client base, access to advanced exploration technology and an ongoing source of prospects.

SIGNIFICANT PROPERTIES AND PROJECT AREAS

As of September 30, 1997, XPLOR had 98 prospects in 17 project areas scheduled to be drilled over the next two years. Of these prospects, 70 are exploration and 28 are development. The following table sets forth the number of producing wells as of September 30, 1997, the average production, the exploratory and development prospect inventory and total estimated proved reserves as of September 30, 1997 in each region.

                               ------------------------------------------------

                                   GROSS                   GROSS PROSPECT
                               PRODUCING     NET DAILY        INVENTORY
                                WELLS(1) PRODUCTION(2) DEVELOPMENT EXPLORATION
                               --------- ------------- ----------- -----------
LOUISIANA GULF COAST--TOTAL
 NET PROVED RESERVES 50 BCFE
  Main Pass 35................     35        2,875           3          --
  Lapeyrouse..................     --           --           2           4
  Lake Boeuf..................     --           --           2           4
  Egan/Jennings...............     --           --           4          14
  Lake Raccourci..............      5        2,475           1          --
  Other.......................     15        2,459           5           4
                                  ---       ------         ---         ---
    Total.....................     55        7,809          17          26
                                  ---       ------         ---         ---
TEXAS GULF COAST--TOTAL NET
 PROVED RESERVES 4 BCFE
  Falcon......................     --           --          --           4
  South Texas.................     --           --          --           2
  Hostetter...................     --           --           6          16
  Other.......................     21        1,864           2          13
                                  ---       ------         ---         ---
    Total.....................     21        1,864           8          35
                                  ---       ------         ---         ---
WEST TEXAS AND OTHER--TOTAL
 NET PROVED RESERVES 4 BCFE
    Total.....................     99          961           3           9
                                  ---       ------         ---         ---
                                  175       10,634          28          70
                                  ===       ======         ===         ===

--------
(1) Does not include wells in which the Company owns only an overriding royalty interest.

(2) Represents average daily net production for September 1997 (Mcfe per day).

Set forth below are descriptions of the Company's key project areas where it is actively exploring for oil and gas and the Company's properties that have significant existing production. Unless otherwise indicated in the discussion below, current production statistics are for the month of September 1997.

Louisiana Gulf Coast

The Company has ten active exploration projects in the Louisiana Gulf Coast region. The Company has an inventory of 26 exploration and 17 development drilling prospects based in part on its more than 275 square miles of proprietary 3-D seismic data in the region. These prospects include an aggregate of 30 drilling prospects associated with the Lapeyrouse, Lake Boeuf and Egan/Jennings fields. The Company also has significant producing properties in the region, including Main Pass 35 and Lake Raccourci. As of September 30, 1997, approximately 85% of the Company's proved reserves were concentrated in the Louisiana Gulf Coast region. The Company has budgeted to drill 15 exploration prospects and 12 development prospects in 1998.

Main Pass 35. In 1996, the Company acquired a 70% working interest in Main Pass 35, located in the shallow state waters of Louisiana approximately 55 miles southeast of New Orleans. This Company-operated field had average net production of 480 BOE per day from Upper and Middle Miocene sands for the month of September 1997. The Company has budgeted approximately $5.7 million through the end of 1998 for development operations. The Company's 1997 budget includes the purchase of an additional 25 square miles of 3-D seismic data to enhance the exploitation of the field as well as to identify exploration opportunities.

Lapeyrouse. The Lapeyrouse project area is located in the coastal marshes of southeast Louisiana in Terrebonne Parish, approximately 50 miles southwest of New Orleans. The Company's working interest in this project ranges from 9% in horizons below approximately 16,000 feet to 36% in shallower horizons. In 1996, the Company acquired a 30 square mile proprietary 3-D seismic survey over the project area as part of a larger regional shoot. The Company has completed the processing and interpretation of the data and expects exploratory drilling to commence in the first quarter of 1998. The targets consist of several untested fault blocks of field productive sands and deeper potential reservoirs ranging in depth from 13,000 to 20,000 feet. The Company has budgeted three exploratory prospects and one development prospect to be drilled in 1998.

Lake Boeuf. The Lake Boeuf field is located in Lafourche Parish, Louisiana, 20 miles west of New Orleans. During the first half of 1997, the Company completed a 30 square mile proprietary 3-D seismic survey covering the field and associated prospects. The field adjoins the Southwest Lake Boeuf and the Rousseau-Thibodeaux fields, which were discovered in the 1950s. Recent exploratory efforts using high resolution 3-D seismic surveys have added significant reserves to these nearby fields. The Company operates the project with a 45% working interest and has identified several significant exploration prospects and several prospects for shallower zones within the field. The Company has budgeted three exploratory prospects and two development prospects in 1998.

Egan/Jennings. The Company has acquired, processed and interpreted a 38 square mile proprietary 3-D seismic survey covering both the Egan field and a portion of the Jennings salt dome immediately west of the Egan field, located in Acadia Parish, Louisiana. There are 11 structurally trapped objective sands of Oligocene age ranging in depth from 9,000 to 14,000 feet. The Company has a 25% working interest in this project and has budgeted nine exploratory and development wells to be drilled in 1998.

Lake Raccourci. In 1995, the Company consummated a farm-in agreement in the Lake Raccourci field located in Lafourche Parish, Louisiana, where the Company has interpreted an existing third-party 3-D seismic survey covering approximately 55 square miles. Since 1995, the Company has drilled five wells, all of which have been completed as commercially productive. The Company's working interest in the field varies from 39% in its two operated wells, both of which produce from the Upper Miocene, to an average of 7% in its nonoperated wells. The Company's average net production in Lake Raccourci for the month of September 1997 was 2.5 MMcfe per day. The Company has identified an additional development drilling location scheduled to be drilled in 1998.

Texas Gulf Coast

In the Texas Gulf Coast region, the Company has five active exploration projects, including the Falcon project, the Hostetter project and the South Texas project. The Company has an inventory of 43 exploratory and development drilling prospects based in part on its approximately 200 square miles of proprietary 3-D seismic data existing or in the process of being acquired in the region. Of this inventory, 19 exploratory and two development prospects are scheduled to be drilled in 1998.

Falcon. The Falcon Project is located in southwest Hardin County near the Louisiana border. The Company controls over 14,500 acres under seismic options, and expects to complete a 36 square mile proprietary 3-D seismic project in the fourth quarter of 1997. The primary objectives in this project are the Yegua sands ranging from 7,000 to 11,000 feet, and secondary objectives exist in the shallower Miocene and Frio sands. The Company has identified several prospects using conventional 2-D seismic data and subsurface well control. The Company has a 52% working interest in this Company-operated project and expects to commence exploratory drilling in 1998.

South Texas. The South Texas project areas are located in Duval County. Having mapped and evaluated extensively this project area using subsurface well control and 2-D seismic data, the Company has committed to acquire a minimum of 50 square miles of 3-D seismic data scheduled for completion in the first half of 1998. The objectives include the 13 expanded Upper Wilcox Guerra sands ranging from 10,000 to 13,000 feet that have demonstrated production to the southwest at the Guerra field, to the northeast at the Rosita field, to the southeast at the Muy Grande field and to the north at the East Seven Sisters field. The Company is the operator of this project and currently has an 86% working interest, a portion of which the Company expects to trade to an industry partner, with a targeted working interest for the Company of approximately 50%.

Hostetter. This exploration and development project, approximately 50 miles west of Corpus Christi, is located in McMullen, Live Oak and Duval Counties along the expanded Wilcox trend. The existing proprietary 3-D seismic survey covers approximately 85 square miles shot over the Bonne Terre field, the Hostetter field, the Rhode Ranch field and numerous other smaller fields. The data collected from the survey have been acquired, processed and largely interpreted, and the Company has identified 22 prospects. The Company has a 15% working interest in the 30 prospective reservoirs within this project area ranging from the shallow Frio sands to the deeper Upper Wilcox sands. The majority of the prospects are located in the Upper Wilcox, in depths ranging from 7,500 to 16,000 feet.

West Texas

The Company currently participates in three areas in West Texas, including two exploratory projects in Reeves County and Garza County and production in Crockett County. The Reeves project, located between Midland and El Paso, includes a 72,320 acre checkerboard farmout from landowners in the area. The Company has a 7.5% working interest in a 240 square mile proprietary 3-D seismic project with targets ranging from the Permian Wolfcamp sands to the deep Silurian-Devonian age limestones at depths ranging from 13,000 to 20,000 feet. The Garza Project covers several different counties in West Texas and includes the Miller Ranch producing area. Over 76 square miles of proprietary 3-D seismic data have been acquired. Targets include the San Andres, Strawn and Ellenburger formations. In the Adams-Baggett field, located in Crockett County, the Company operates 93 wells that produce from multiple formations in the Canyon Sand found at depths of approximately 5,000 feet. Net production from such wells is approximately 881 Mcf per day, and the Company's working interest is 100%.

General

Although the Company is currently pursuing prospects within the project areas listed above, there can be no assurance that these prospects will be drilled within the expected timeframe or at all. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including (i) the results of exploration efforts and the acquisition, review and analysis of the seismic data, (ii) the availability of sufficient capital resources by the Company and other participants for drilling the prospects, (iii) the approval of the prospects by other participants after additional data have been compiled, (iv) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for gas and oil and the availability of drilling rigs and crews, (v) the financial resources and results of the Company and (vi) the permitting for the prospect. There can be no assurance that these prospects can be successfully developed or that the scheduled or budgeted wells discussed will, if drilled, encounter reservoirs of commercially productive gas or oil. The reserve data set forth above are based upon the Netherland Sewell Report. There are numerous uncertainties in estimating quantities of proved reserves, including many factors beyond the control of the Company. See "Risk Factors--Dependence on Exploratory Drilling Activities," "-- Reserve Replacement Risk" and "--Uncertainty of Reserve Information and Future Net Revenue Estimates."

OIL AND GAS RESERVES

The following table sets forth estimated net proved oil and gas reserves of the Company and the present value of estimated future pretax net cash flows related to such reserves as of December 31, 1996, on a combined basis giving effect to the Combination Transaction, and as of September 30, 1997. The reserve data and the present value as of December 31, 1996 and September 30, 1997 were prepared by Netherland Sewell. For further information concerning Netherland Sewell's estimates, see Netherland Sewell's letter included as Appendix A to this Prospectus. The present value of estimated future net revenues before income taxes was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pretax basis, and is not intended to represent the current market value of the estimated oil and gas reserves owned by the Company. For further information concerning the present value of future net revenue from these proved reserves, see the Notes to the Consolidated Financial Statements of Araxas and the South Coast Companies. Also see "Risk Factors-- Uncertainty of Reserve Information and Future Net Revenue Estimates."

                                                     --------------------------

                                                     DECEMBER 31, SEPTEMBER 30,
                                                          1996(1)       1997(2)
                                                     ------------ -------------
Dollars in thousands
NET PROVED RESERVES(3)
  Oil (MBbls).......................................      3,983        3,570
  Gas (MMcf)........................................     38,518       36,571
  Total (MMcfe).....................................     62,413       57,991
NET PROVED DEVELOPED RESERVES
  Oil (MBbls).......................................      2,650        2,373
  Gas (MMcf)........................................     12,526       14,979
  Total (MMcfe).....................................     28,424       29,215
Estimated future net revenues before income taxes...   $172,038     $100,068
Present value of estimated future net revenues
 before income taxes(4).............................   $ 96,947     $ 56,668

--------
(1) The prices used as of December 31, 1996 averaged $24.23 per Bbl of oil and $3.97 per Mcf of gas and do not give effect to hedging arrangements required by the Stratum debt agreement. During September 1997, the Company closed all of its outstanding hedging arrangements. See "--Marketing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Hedging." Giving effect to such hedging arrangements, the prices used as of December 31, 1996 would have been $18.10 per Bbl of oil and $3.49 per Mcf of gas, and estimated future net revenues before income taxes and present value of estimated future net revenues before income taxes as of such date would have been $158,732,000 and $86,534,000, respectively.
(2) The prices used as of September 30, 1997 averaged $19.93 per Bbl of oil and $2.60 per Mcf of gas.
(3) The declines in proved reserves from December 31, 1996 to September 30, 1997 reflect production during the period and the exclusion of certain reserves that were no longer economic at September 30, 1997 prices. During this period, the Company's capital constraints limited additions to proved reserves.
(4) The present value of estimated future net revenues attributable to the Company's reserves was prepared using constant prices as of the calculation date (see Note 1), discounted at 10% per annum on a pretax basis.

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein represent estimates only. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately recovered. Furthermore, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including future prices, production levels and costs, that may not prove correct.

No estimates of proved reserves comparable to those included herein have been included in reports to any federal agency other than the Commission.

In accordance with applicable requirements of the Commission, the Netherland Sewell Reports used oil and gas prices in effect at December 31, 1996 and September 30, 1997. The prices used in calculating the estimated future net revenue attributable to proved reserves do not necessarily reflect market prices for oil and gas production subsequent to such date. There can be no assurance that all of the proved reserves will be produced and sold within the periods indicated, that the assumed prices will actually be realized for such production or that existing contracts will be honored or judicially enforced.

VOLUMES, PRICES AND OIL & GAS OPERATING EXPENSE

The following table sets forth certain historical combined information regarding the production, average sales prices and average production costs associated with the Company's oil and gas sales. Such data represent combined operating data for each of Araxas and the South Coast Companies, but do not include data for Main Pass 35 prior to its acquisition by Araxas in August 1996.

                                         --------------------------------------

                                                                  NINE MONTHS
                                           YEAR ENDED DECEMBER       ENDED
                                                   31,           SEPTEMBER 30,
                                            1994   1995 1996(1) 1996(1) 1997(1)
                                          ------ ------ ------- ------- -------
PRODUCTION VOLUMES
  Oil and condensate (MBbls).............      4     55    177     104     232
  Gas (MMcf).............................     74    486  1,304   1,008   1,258
  Gas equivalent (MMcfe).................     98    814  2,368   1,630   2,649
AVERAGE SALES PRICES
  Oil and condensate (per Bbl)........... $14.63 $16.36 $20.80  $20.19  $16.77
  Gas (per Mcf)..........................   1.83   1.53   2.33    2.36    2.39
AVERAGE OIL & GAS OPERATING EXPENSE (PER
 MCFE)(2)................................ $ 2.50 $ 0.55 $ 0.96  $ 0.72  $ 0.87

--------

(1) Average sales prices reflect hedging arrangements required by the Stratum debt agreement. During September 1997, the Company closed all its existing hedging arrangements. See "--Marketing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Hedging." If such hedging arrangements had not been in place, for the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, the average sales prices for oil and condensate per Bbl would have been $22.91, $20.66 and $19.80, respectively, and the average sales prices for gas per Mcf would have been $2.50, $2.44 and $2.59, respectively.

(2) Includes direct lifting costs (labor, repairs and maintenance, materials and supplies), workover costs, insurance and property and severance taxes.

DEVELOPMENT, EXPLORATION AND ACQUISITION COSTS

From December 31, 1994 to September 30, 1997, the Company incurred total development, exploration and acquisition costs of approximately $48.1 million. Total exploration, development and acquisition activities from December 31, 1994 to September 30, 1997 have resulted in the addition of approximately 66 Bcfe, net to the Company's interest, of proved reserves at an average reserve replacement cost of $0.73 per Mcfe. Reserve replacement costs reflect the proceeds from the sales of unproved prospects.

The following table sets forth certain information regarding the costs incurred by the Company in the acquisition of proved and unproved properties and in development and exploration activities.

                                            ------------------------------
                                                                     NINE MONTHS
                                             YEAR ENDED DECEMBER           ENDED
                                                     31,           SEPTEMBER 30,
                                              1994    1995    1996          1997
                                            ------ ------- ------- -------------
Dollars in thousands
Acquisition costs:
  Unproved properties......................   $757  $2,005  $1,102       $   210
  Proved properties........................     --   7,435   9,468           731
Exploration................................  1,594   3,323   7,279         4,847
Development................................     --   2,196   4,469         5,003
                                            ------ ------- -------       -------
Total costs incurred....................... $2,351 $14,959 $22,318       $10,791
                                            ====== ======= =======       =======

Costs incurred do not reflect sales of proved properties, which are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationships between capitalized costs and proved reserves. The Company's development, exploration and acquisition costs have historically fluctuated on a year-to-year basis. Such costs, as measured annually, may not be indicative of the Company's ability to replace oil and gas reserves economically, because the recognition of costs may not necessarily coincide with the addition of proved reserves.

DRILLING ACTIVITY

The following table sets forth the drilling activity of the Company for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997. In the table, "gross" refers to the total wells in which the Company has a working interest and "net" refers to gross wells multiplied by the Company's working interest therein.

                                        ---------------------------------------

                                                                   NINE MONTHS
                                      YEAR ENDED DECEMBER 31,            ENDED
                                                                 SEPTEMBER 30,
                                     1994      1995      1996             1997
                                   GROSS NET GROSS NET GROSS NET  GROSS   NET
                                   ----- --- ----- --- ----- --- ------- ------
Exploratory Wells
  Productive......................    4  0.7    8  1.4    6  0.6       1    0.1
  Nonproductive...................    2  0.2    3  0.5    8  0.7       3    0.6
                                    ---  ---  ---  ---  ---  ---  ------ ------
    Total.........................    6  0.9   11  1.9   14  1.3       4    0.7
                                    ===  ===  ===  ===  ===  ===  ====== ======
Development Wells
  Productive......................   --   --    3  0.7    9  1.7       5    0.6
  Nonproductive...................   --   --    2  0.5   --   --      --     --
                                    ---  ---  ---  ---  ---  ---  ------ ------
    Total.........................   --   --    5  1.2    9  1.7       5    0.6
                                    ===  ===  ===  ===  ===  ===  ====== ======

During the period from September 30 to November 15, 1997, the Company completed drilling or evaluation of 8 gross exploratory wells (1.5 net), of which 7 (1.2 net) were productive, and 2 gross development wells (0.3 net), of which 1 (0.1 net) was productive. As of September 30, 1997, the Company was drilling or evaluating 7 gross exploratory wells (1.3 net) and 2 gross development wells (0.2 net).

PRODUCTIVE WELLS

The following table sets forth the number of productive oil and gas wells in which the Company owned an interest as of September 30, 1997.

                                                                      ---------

                                                                        TOTAL
                                                                     GROSS   NET
                                                                     ----- -----
Oil.................................................................   54   27.6
Gas.................................................................  121   94.0
                                                                      ---  -----
  Total.............................................................  175  121.6
                                                                      ===  =====

ACREAGE DATA

The following table sets forth certain information regarding the Company's developed and undeveloped lease acreage as of September 30, 1997. "Developed acres" refers to acreage within producing units and "undeveloped acres" refers to acreage that has not been placed in producing units.

                                                  -----------------------------

                                                       DEVELOPED    UNDEVELOPED
                                                         ACRES         ACRES
                                                      GROSS    NET  GROSS    NET
                                                     ------ ------ ------ ------
Louisiana...........................................  7,981  3,335 35,942  6,956
Texas............................................... 20,717 14,895 43,073  6,142
Other...............................................    320     75  1,404    182
                                                     ------ ------ ------ ------
  Total............................................. 29,018 18,305 80,419 13,280
                                                     ====== ====== ====== ======

The table does not include 80,113 gross (13,351 net) acres that the Company has a right to acquire pursuant to various farm-in and seismic option agreements.

MARKETING

The Company's production is marketed to third parties consistent with industry practices. Typically, oil is sold at the wellhead at field-posted prices plus a bonus, and gas is sold under contract at a negotiated price based upon factors normally considered in the industry, such as distance from the well to the pipeline, well pressure, estimated reserves, quality of gas and prevailing supply and demand conditions.

The Company's marketing objective is to receive the highest possible wellhead price for its product. The Company is aided by the presence of significant infrastructure near its production in the Gulf Coast. The Company takes an active role in determining the available pipeline alternatives for each property based upon historical pricing, capacity, pressure, market relationships, seasonal variances and long-term viability.

There are a variety of factors that affect the market for oil and gas, including the extent of domestic production and imports of oil and gas, the proximity and capacity of gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and gas production and sales. The Company has not experienced any difficulties in marketing its oil and gas. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

The Company is subject to price fluctuations for gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand. The Company's former debt agreement with Stratum required the Company to put into place significant long-term commodity price arrangements in an effort to reduce price risk. Such arrangements were required at the closing of such financing in April 1996 and at the times of additional drawdowns thereunder. During the year ended December 31, 1996, the Company received a fixed price and paid the NYMEX price with respect to 575 MMBtus of gas and 60 MBbls of oil under commodity price arrangements, realizing losses of $598,000. During the first nine months of 1997, the Company received a fixed price and paid the NYMEX price with respect to 589 MMBtus of gas and 257 MBbls of oil under commodity price arrangements, realizing losses of $906,000. The Company repaid and terminated the Stratum debt agreement in September 1997, and the Credit Agreement does not require the Company to maintain hedges. During September 1997, the Company closed all of its outstanding hedging arrangements at a cost to the Company of $2.8 million. The Company has recorded this cost as a deferred charge, which is required to be amortized through 2001 (the life of the commodity price arrangement that gave rise to the loss) as part of the hedged oil and gas revenues. During September 1997, the Company recorded $46,000 of the amortization as a reduction of oil and gas revenues. The total amortization for 1998 is expected to be $0.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Hedging." The Company currently does not intend to hedge more than one-third of its production, but may reevaluate its hedging policy from time to time. The Company may also close out any portion of hedges that may exist from time to time as determined to be appropriate by management.

COMPETITION

The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of exploratory prospects and proven properties. The Company's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies that have substantially larger operating staffs and greater capital resources than those of the Company and that, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to identify, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that the Company believes are and will be increasingly important to the current and future success of oil and gas companies. The Company's ability to explore for oil and gas prospects and to acquire additional properties in the future will be dependent upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. The Company believes that its exploration, drilling and production capabilities and the experience of its management and technical staff enable it to compete effectively. Many of the Company's competitors, however, have financial resources and exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies.

REGULATION

The availability of a ready market for oil and gas production depends upon numerous factors beyond the Company's control. These factors include regulation of oil and gas production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by well or proration unit, the amount of oil and gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive gas well may be "shut-in" because of an oversupply of gas or lack of an available gas pipeline in the areas in which the Company may conduct operations. State and federal regulations generally are intended to prevent waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir, control the amount of oil and gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies. The following discussion summarizes the regulation of the United States oil and gas industry. The Company believes that it is in substantial compliance with such statutes, rules, regulations and governmental orders, although there can be no assurance that this is or will remain the case. The following discussion is not intended to constitute a complete discussion of the various statutes, rules, regulations and governmental orders to which the Company's operations may be subject.

Regulation of Oil and Gas Exploration and Production

The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company is contractually obligated to contribute funds to escrow accounts for the future dismantlement and abandonment of certain oil and gas properties over the reserve life of such properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Escrow Arrangements." The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells that may be drilled in and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units, and therefore more difficult to develop a project, if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

Regulation of Sales and Transportation of Gas

Historically, the transportation and sale for resale of gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). Maximum selling prices of certain categories of gas sold in "first sales," whether sold in interstate or intrastate commerce, were regulated pursuant to the NGPA. The Natural Gas Wellhead Decontrol Act (the "Decontrol Act") removed, as of not later than January 1, 1993, all remaining federal price controls from gas sold in "first sales." The FERC's jurisdiction over gas transportation was unaffected by the Decontrol Act. Although sales by producers, such as the Company, of gas and all sales of crude oil, condensate and gas liquids can currently be made at market prices, Congress could reenact price controls in the future.

The Company's sales of gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. In recent years, the FERC has undertaken various initiatives to increase competition within the gas industry. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide transportation separate or "unbundled" from their sales service, and require that pipelines provide firm and interruptible transportation service on an open access basis that is equal for all gas supplies. In many instances, the result of Order No. 636 and related initiatives has been to reduce substantially or eliminate the interstate pipelines' traditional role as wholesalers of gas in favor of providing only storage and transportation services.

The FERC has announced several important transportation-related policy statements and proposed rule changes, including a statement of policy and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology to establish the rates interstate pipelines may charge for their services. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. In February

1997, the FERC announced a broad inquiry into issues facing the gas industry to assist the FERC in establishing regulatory goals and priorities in the post-Order No. 636 environment. Similarly, the Texas Railroad Commission has been reviewing changes to its regulations governing transportation and gathering services provided by intrastate pipelines and gatherers, and recently implemented a code of conduct intended to prevent undue discrimination by intrastate pipelines and gatherers in favor of their marketing affiliates. Although the changes being considered by these federal and state regulators would affect the Company only indirectly, they are intended to further enhance competition in gas markets.

The Company owns certain gas pipelines that it believes meet the standards the FERC has used to establish a pipeline's status as a gatherer not subject to FERC jurisdiction under the NGA. State regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. Gas gathering may receive greater regulatory scrutiny at both state and federal levels in the post-Order No. 636 environment.

The Company cannot predict what further action the FERC or state regulators will take on these matters; the Company does not believe, however, that it will be affected by any action taken materially differently than other gas producers with which it competes.

Additional proposals and proceedings that might affect the gas industry are pending before Congress, the FERC, state commissions and the courts. The gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

Oil Price Controls and Transportation Rates

Sales of crude oil, condensate and gas liquids by the Company are not currently regulated and are made at market prices. The price the Company receives from the sale of these products may be affected by the cost of transporting the products to market. Effective January 1995, the FERC implemented regulations establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling limits. The indexing system generally indexes such rates to inflation, subject to certain conditions and limitations. The Company is not able at this time to predict the effects of these regulations, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

Environmental Regulations

The Company's operations are subject to numerous federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands within wilderness, wetlands and other protected areas, require remedial measures to mitigate pollution from former operations, such as pit closure and plugging abandoned wells, and impose substantial liabilities for pollution resulting from production and drilling operations. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations as applied to the oil and gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly waste handling, disposal and cleanup requirements, the business and prospects of the Company could be adversely affected.

The Company generates wastes that may be subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes.

Furthermore, certain wastes generated by the Company's oil and gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.

The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company believes that it has used good operating and waste disposal practices, prior owners and operators of these properties may not have used similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), RCRA and analogous state laws as well as state laws governing the management of oil and gas wastes. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

The Company's operations may be subject to the Clean Air Act ("CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. The EPA and states have been developing regulations to implement these requirements. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues. In addition, the Company is currently involved in discussions with the Louisiana Department of Environmental Quality ("LDEQ") regarding the late submittal of a Title V operating permit application and the installation of necessary air pollution control equipment. LDEQ has accepted the Company's proposals, and the Company does not believe that its operations will be materially adversely affected by these matters or any other future CAA requirements.

Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control, countermeasure ("SPCC") and response plans relating to the possible discharge of oil into surface waters. The Company has acknowledged the need to update its SPCC plans at certain of its properties and believes that it will be able to update and implement these plans in the near future. The Oil Pollution Act of 1990 ("OPA") contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The OPA also requires owners and operators of offshore facilities that could be the source of an oil spill into federal or state waters, including wetlands, to post a bond, letter of credit or other form of financial assurance in amounts ranging from $10 million in specified state waters to $35 million in federal outer continental shelf waters to cover costs that could be incurred by governmental authorities in responding to an oil spill. Such financial assurances may be increased by as much as $150 million if a formal assessment indicates such an increase is warranted. Noncompliance with OPA may result in varying civil and criminal penalties and liabilities. Operations of the Company are also subject to the federal Clean Water Act ("CWA") and analogous state laws. In accordance with the CWA, the state of Louisiana has issued regulations prohibiting discharges of produced water in state coastal waters effective July 1, 1997. To comply with these Louisiana regulations, the Company has undertaken extensive physical and operational modifications to eliminate the discharge of produced water into Louisiana coastal waters. Although currently in full compliance with Louisiana's regulations prohibiting the discharge of produced waters into Louisiana coastal waters, the Company may incur additional capital expenses of up to $1.0 million and additional operating expenses of up to $200,000 every two years to remain in compliance with the produced water discharge prohibition without curtailing production. Pursuant to other requirements of the CWA, the EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. While certain of its properties may require permits for discharges of storm water runoff, the Company believes that it will be able to obtain, or be included under, such permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on the Company. Like OPA, the CWA and analogous state laws relating to the control of water pollution provide varying civil and criminal penalties and liabilities for releases of petroleum or its derivatives into surface waters or into the ground.

CERCLA, also known as the "Superfund" law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

The Company also is subject to a variety of federal, state and local permitting and registration requirements relating to protection of the environment. Except with respect to certain CAA matters described above, management believes that the Company is in substantial compliance with current applicable environmental laws and regulations. Management also believes continued compliance with existing requirements will not have a material adverse effect on the Company.

OPERATING HAZARDS AND INSURANCE

The oil and gas business involves a variety of operating risks, including the risk of fire, explosion, blow-out, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations.

In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. The Company maintains a $1.0 million general liability policy and a related $5.0 million umbrella liability policy, which covers, among other things, products/completed operations, personal and advertising injury, fire damage and underground resources and equipment. The Company also maintains an energy package that covers (i) physical damage on platforms, associated equipment and pipelines for up to $5.5 million, (ii) control of well and extra expense for amounts ranging from $5.0 million for wells drilled to shallower zones to $25.0 million for wells drilled to deeper zones and in state waters, (iii) marine builders' risk and offshore construction for up to $10.0 million and (iv) charterer's legal liability for up to $1.0 million. In addition, the Company's insurance covers business interruption and loss of revenues in certain limited circumstances, including force majeure, but does not protect against certain losses related to environmental matters. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations.

TITLE TO PROPERTIES

The Company believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens that the Company believes do not materially interfere with the use of or affect the value of such properties. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Investigations, including a title opinion of local counsel, are generally made before commencement of drilling operations. The Credit Agreement is secured by all of the Company's oil and gas properties.

EMPLOYEES

At September 30, 1997, the Company had 32 full-time employees and seven contract employees. As drilling and production activities increase, the Company intends to hire additional technical, operational and administrative personnel as appropriate. The Company believes that its relationships with its employees are good. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company uses the services of independent consultants and contractors to perform various professional services, particularly in the areas of acquisition of leases and lease options, construction, design, well-site surveillance, permitting and environmental assessment. Field and on-site production operation services, such as pumping, maintenance, dispatching, inspection and testing, are generally provided by independent contractors. The Company believes that this use of third-party service providers has enhanced in the past, and will continue to enhance in the future, its ability to contain general and administrative expenses.

LEGAL PROCEEDINGS

From time to time the Company is a party to various legal proceedings arising in the ordinary course of business. The Company is not currently a party to any litigation that it believes could have a material adverse effect on the financial position, results of operations or liquidity of the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY OFFICERS AND MANAGEMENT

The following table sets forth the names, ages (as of November 1, 1997) and titles of the Company's directors, executive officers and certain other key employees.

--------------------------------------------------------------------------------

                                                                         DIRECTOR'S
                                                                               TERM
NAME                     AGE POSITION                                        ENDING
----                     --- --------                                    ----------
Executive Officers and
 Directors

Steven W. Nance.........  40 President, Chief Executive Officer and         1998
                             Director
Ron A. Krenzke..........  44 Executive Vice President, Chief Operating      1999
                             Officer and Director
Stephen M. Clark........  46 Vice President and Chief Financial Officer
W.E. Rowsey, III........  46 Chairman of the Board and Director             2000
Jack L. Gregory(1)......  65 Director                                       1999
Frank M. Weisser(1).....  50 Director                                       2000
Other Key Officers and
 Managers
Craig S. Davis..........  41 Vice President--Geophysics
Philip V. Duggan........  39 Director of Technology Development
Nicola L. Maddox........  42 Vice President--Land
Alan L. Smith...........  34 Vice President--Operations

--------
(1) Appointment will become effective upon closing of the Offering.

The Company's Board of Directors is divided into three classes with staggered terms of office, initially ending as set forth above. Thereafter, the term for each class will expire on the date of the third annual stockholders' meeting for the election of directors following the most recent election of directors for such class. Each director holds office until the next annual meeting of stockholders for the election of directors of his class and until his successor has been duly elected and qualified. Officers serve at the discretion of the Board of Directors.

Effective upon closing of the Offering, there will be two standing committees of the Board of Directors: an Audit Committee and a Compensation Committee. The Audit Committee will recommend the appointment of independent public accountants to conduct audits of the Company's financial statements, review with the independent accountants the plan and results of the auditing engagement, approve other professional services provided by the independent accountants and evaluate the independence of the accountants. The Audit Committee will also review the scope and results of procedures for internal auditing of the Company and the adequacy of the Company's system of internal accounting controls. The Compensation Committee will approve, or in some cases recommend to the Board, remuneration arrangements and other compensation plans involving the Company's directors, executive officers and certain other employees and consultants whose compensation exceeds specified levels. The Compensation Committee will also act on the granting of stock options, including under the Incentive Plan. The members of the Audit and Compensation Committees will not be employees of the Company.

EXECUTIVE OFFICERS AND DIRECTORS

STEVEN W. NANCE is President, Chief Executive Officer and a director of the Company. From June 1997 to the consummation of the Combination Transaction, he was the President and Chief Executive Officer of Araxas, and from January 1997 to June 1997 he was Executive Vice President and Chief Operating Officer of Araxas. From August 1985 to January 1997, he held various management and executive positions with Burlington Resources Inc. (formerly Meridian Oil Inc.). His responsibilities as Vice President of the Gulf Coast/Offshore Division, which position he held from April 1994 to January 1997, included management of onshore and offshore Gulf of Mexico exploration and production activities. Mr. Nance holds a B.S. degree in Petroleum Engineering from Texas Tech University and is a registered Professional Engineer in the State of Texas. He is the chairman of the Petroleum Industry Advisory Board for the Department of Petroleum Engineering at Texas Tech University.

RON A. KRENZKE is Executive Vice President, Chief Operating Officer and a director of the Company. In 1990, he founded South Coast and co-founded INEXS, where he served as President and director, respectively, until the consummation of the Combination Transaction. Prior to 1990, Mr. Krenzke held various management positions with Mobil Oil Corporation, Monsanto Oil Company and Amerada Hess. Mr. Krenzke has more than 23 years of experience in the oil and gas business. He received a B.S. degree in Geophysics from Texas A&M University and is a member of the Society of Exploration Geophysicists and the American Association of Petroleum Geologists.

STEPHEN M. CLARK is Vice President and Chief Financial Officer of the Company. From May 1997 until the consummation of the Combination Transaction, he was the Chief Financial Officer of Araxas. From May 1994 to May 1997, he was Chief Financial Officer of the North American Companies of Pittencrieff Resources plc, an Edinburgh, Scotland based oil and gas company. From May 1990 to April 1994 he served in several positions for Aviva Petroleum, Inc., lastly as Vice President and Secretary. Mr. Clark holds B.S. and M.S. Accountancy degrees from the University of Houston and is a Certified Public Accountant.

W. E. ROWSEY, III is Chairman of the Board and a nonemployee director of the Company. He founded Araxas in 1988, has been the Chairman of the Board since that time and was President and Chief Executive Officer until June 1997. From 1986 to the present he has served as President and Director of WER Holdings, Inc. as well as a trustee of family trusts which own oil and gas interests in Oklahoma and Texas. From 1979 until 1985 he was a stockholder and officer of Mahan-Rowsey, Inc. ("MR Inc."), an Oklahoma City based independent exploration and production company that filed for Chapter 11 bankruptcy protection. MR Inc. was a borrower from Penn Square Bank, a commercial bank in Oklahoma City. Mr. Rowsey has a B.S. degree in commerce from the University of Virginia and a law degree from the University of Oklahoma. He is a member of the Oklahoma Bar Association. From 1988 until 1995 he was a member of the Board of Trustees for the Muskogee Regional Medical Center, serving as Chairman the last two years. From 1992 until 1995, he served as Community Director of Bank IV in Muskogee. Mr. Rowsey has served on various other corporate and civic boards.

JACK L. GREGORY will become a director of the Company upon the closing of the Offering. He currently serves as President of Gregco Resources, Inc., which he founded in 1993 to invest in oil and gas exploration and acquisitions. Prior to 1993, he served as Ambassador-At-Large worldwide for British Gas Exploration and Production, Inc. and had responsibility for their KomiArcticOil Russian Venture in the Komi Republic. From 1988 until 1992, he was Director and General Manager for British Gas Exploration and Production, Inc. for the United Kingdom, Europe, Mid-East and Far-East. From 1967 until 1988, he served in various executive and management positions with Tenneco Oil Co. Mr. Gregory received a B.S. degree in Geology from the University of Oklahoma.

FRANK M. WEISSER will become a director of the Company upon the closing of the Offering. Mr. Weisser co-founded Weisser, Johnson & Co., an energy investment banking firm, in 1991 and Weisser, Johnson & Co. Capital Corporation in 1992, a broker-dealer registered with the National Association of Securities Dealers, Inc. engaged in private financing for the energy industry. He serves as Managing Director, President and Treasurer of both companies. From 1974 until 1991, he was an investment banker with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co, Inc. primarily specializing in financing and merger advice for corporate energy clients. Mr. Weisser received a B.S. degree in Chemical Engineering from the University of Texas and M.S. and M.B.A. degrees from the University of Michigan.

KEY OFFICERS AND MANAGERS

CRAIG S. DAVIS is Vice President--Geophysics of the Company. In 1990, he co-founded INEXS, where he served as President, and became Vice President of South Coast, positions which he held until the consummation of the Combination Transaction. Prior to 1990, Mr. Davis held various positions with Landmark Graphics Corporation, Monsanto Oil Company and Texaco Inc. Mr. Davis received a B.S. degree in Geology from Indiana University.

PHILIP V. DUGGAN is Director of Technology Development of the Company. In 1990, he co-founded INEXS and joined South Coast, and served as Vice President of each until the consummation of the Combination Transaction. Prior to 1990, Mr. Duggan held various positions with Landmark Graphics Corporation and ARCO Exploration and Production Company. Mr. Duggan received a B.S. degree in Geology from the University of Texas.

NICOLA L. MADDOX is Vice President--Land of the Company. From March 1997 until the consummation of the Combination Transaction, she was the Vice President of South Coast. From July 1996 to March 1997, she was the U.S. onshore land manager for Coastal Oil and Gas Corporation. From 1993 to 1996, she was the Vice President of Land for Texas Meridian Resources. Prior to that she was a land manager with Phillips Petroleum Company. Ms. Maddox received a B.A. degree in Communications from the University of Colorado at Denver.

ALAN L. SMITH is Vice President--Operations of the Company. From March 1997 until the consummation of the Combination Transaction, he was the Operations Manager of Araxas. From October 1996 to March 1997, Mr. Smith was a petroleum engineer with Ryder Scott Company, performing reserve and property appraisals for properties located in, among others, the Gulf of Mexico, the Louisiana and Texas Gulf Coast and east Texas. From July 1994 to October 1996, he served as senior staff engineer with Burlington Resources Inc. (formerly Meridian Oil Inc.). Prior thereto, he served in several operational and engineering capacities with Vastar Resources, Inc. Mr. Smith received a B.S. degree in Petroleum Engineering from Texas Tech University.

DIRECTOR COMPENSATION

Directors who are employees of the Company will not receive additional compensation for serving as directors. Each director who is not an employee of the Company (a "Nonemployee Director") will receive a fee of $750 for attendance at each Board of Directors meeting and $500 for each committee meeting (unless held on the same day as a Board of Directors meeting). All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof and for other expenses incurred in their capacity as directors. Nonemployee directors of the Company will be eligible to participate in the Nonemployee Director Stock Option Plan (the "Director Plan"). Under the Director Plan, nonemployee directors will receive annual awards of options to acquire shares of Common Stock at an exercise price equal to the market price of the Common Stock on the date the option is awarded. Newly elected or appointed nonemployee directors will receive options to acquire 10,000 shares of Common Stock, effective as of the date of their election or appointment. These initial awards shall become exercisable in three annual installments, with one-third of the shares covered by the option becoming subject to purchase on the day preceding each successive annual meeting of stockholders. On the date of each annual meeting of stockholders following the election or appointment of each nonemployee director, the director will receive an option to acquire 2,500 shares of Common Stock, which will become exercisable in full on the day preceding the next following annual meeting of stockholders. All options awarded under the Director Plan will become exercisable in full in the event the recipient ceases to serve as a director due to death or disability. The options will be nonqualified stock options, and will terminate ten years after the date of grant or, if earlier, one year after the recipient ceases to serve as a director.

The Company has reserved 150,000 shares of Common Stock, subject to adjustment, for use in connection with the Director Plan. In connection with the Offering, each nonemployee director will receive the initial option to purchase 10,000 shares of Common Stock at a price per share equal to the initial public offering price per share set forth on the cover page of this Prospectus. This initial grant will become exercisable in cumulative annual installments of one-third beginning on the first anniversary of the closing date of the Offering.

OFFICER AND DIRECTOR INDEMNIFICATION

The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Delaware General Corporation Law. The Bylaws include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined therein). The Company has entered into indemnification agreements with its directors and officers that provide for similar protections. In addition, the Company expects to purchase a directors' and officers' liability insurance policy prior to the consummation of the Offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain summary information concerning the compensation provided by the Company's predecessors during the year ended December 31, 1996 to the Chief Executive Officer and the four other most highly compensated executive officers of the Company's predecessors (collectively, the "Named Executive Officers"). The principal position listed for each Named Executive Officer represents his current position with XPLOR.

                           SUMMARY COMPENSATION TABLE

                                                      ---------------------
                                                                ANNUAL
                                                            COMPENSATION(1)
NAME AND PRINCIPAL POSITION                           YEAR   SALARY BONUS(2)
---------------------------                           ---- -------- --------
W.E. Rowsey, III .................................... 1996 $157,292 $37,500
 Chairman of the Board(3)
Ron A. Krenzke....................................... 1996  138,000  60,296
 Executive Vice President
 and Chief Operating Officer
Craig S. Davis....................................... 1996  138,000  10,808
 Vice President--Geophysics
Philip V. Duggan..................................... 1996  138,000  14,735
 Director of Technology Development
John L. Faulkinberry(4).............................. 1996  100,000  34,404

--------

(1) Other annual compensation for each Named Executive Officer during each year presented did not exceed the lesser of $50,000 or 10% of the annual compensation earned by such individual. In 1996, the Company paid insurance premiums of less than $100 for term life insurance for each named individual.

(2) Bonuses are reflected in the year in which they are earned and are paid in the following year.
(3) Effective upon consummation of the Offering, Mr. Rowsey will remain Chairman of the Board as a nonemployee director of the Company.
(4) Mr. Faulkinberry was employed by Araxas prior to the closing of the Combination Transaction, but is no longer employed by the Company. See "Certain Transactions."

EMPLOYMENT AGREEMENTS

In connection with the Combination Transaction, the Company entered into employment agreements with each of Messrs. Krenzke, Davis and Duggan. The Company also has entered into employment agreements with Messrs. Nance and Clark. The following summary of these agreements does not purport to be complete and is qualified by reference to them, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

Effective as of the closing of the Offering, each of these agreements provides for an annual base salary in the amount, and an annual performance bonus of up to the percentage of annual base salary, set forth in the table below. The precise amount of the bonus will be determined based on specific performance goals established by the Board of Directors.

                                                             -------------------
                                                                           BONUS
                                                                           (AS %
NAME                                                           SALARY OF SALARY)
----                                                         -------- ----------
Steven W. Nance(1).......................................... $200,000    100%
Ron A. Krenzke(2)........................................... $165,000     75%
Stephen M. Clark............................................ $125,000     40%
Craig S. Davis.............................................. $155,000     40%
Philip V. Duggan............................................ $145,000     40%

--------
(1) Effective January 1, 1998, Mr. Nance's base salary will be increased to $225,000 per year. His bonus for 1997 will be $200,000, subject to certain conditions.
(2) Mr. Krenzke's bonus for 1997 will be $125,000.

Each agreement also entitles the employee to participate in the Company's employee benefit plans, executive compensation plans and insurance and welfare benefit plans in which other officers of the Company participate, including the Incentive Plan. Each agreement generally provides that the employee's annual base salary shall be reviewed annually and may be increased as determined by the Compensation Committee of the Board of Directors.

Each of the agreements has an initial three-year term, and beginning at the end of the second year (the third year in the case of Messrs. Nance and Clark) of such initial term, the term will be automatically extended unless either party has given advance notice that the term not be extended. Each agreement will be subject to the right of the Company and the employee to terminate the employee's employment at any time. Upon termination of employment because of illness or other incapacity, the employee will generally be entitled to (i) a pro rata share of the employee's incentive compensation based on the number of days in the year that elapsed prior to termination and (ii) other benefits as determined by the Company. Upon termination of employment for any other reason (except under certain limited circumstances defined as "for cause" in the agreements), or if employment is terminated by the employee subsequent to a change of control (as defined) or with good reason (as defined), the employee generally will be entitled to (i) compensation for the remaining term of the agreement, but in no event less than one year (two years for a change of control), and (ii) all incentive compensation that would have been paid to the employee as if all performance goals had been met during the balance of the term of the agreement, but in no event less than one annual incentive bonus (two annual incentive bonuses for a change of control). Except in the case of Mr. Nance and Mr. Clark, upon termination for any reason other than for cause, the employee will be entitled to immediate vesting of any stock options or restricted stock awards previously granted to such employee and outstanding as of the time immediately prior to the date of his termination. The Company will also pay the employee (other than Mr. Clark) any such amount as may be necessary to hold the employee harmless from the consequences of any resulting excise or other similar purpose tax relating to "parachute payments" under the Internal Revenue Code of 1986, as amended.

Each agreement also provides that, during the term of the agreement and after termination thereof, the employee shall not impart to any person any of the Company's proprietary or confidential information, subject to limited exceptions. In addition, each agreement generally provides that, for six months following termination of the employee's employment, the employee will not (i) own, operate, be employed by or participate in a business conducted by a competitor of the Company or (ii) contact or encourage others to contact any employee of the Company for the purpose of recruiting such employee for another employer.

Pursuant to his employment agreement, Mr. Nance received a restricted grant of 33,779 shares of Common Stock and options to acquire an additional 129,688 shares of Common Stock. The restricted stock awards become vested and the options become exercisable in cumulative annual increments of one-third beginning on January 21, 1998, and become fully vested and exercisable upon a change of control. The options have an exercise price of $10.78 per share and expire in January 2007.

Pursuant to his employment agreement, Mr. Clark received options to acquire 69,600 shares of Common Stock in accordance with the Incentive Plan. The options become exercisable in cumulative annual increments of one-third beginning on the first anniversary of the closing of the Offering. The options have an exercise price of $10.78 per share and a term of ten years.

INCENTIVE PLAN

The Company has adopted the Incentive Plan, the objectives of which are to retain selected employees and independent contractors and consultants of the Company and reward them for making significant contributions to the success of the Company by making awards ("Awards") designed to provide participants in the Incentive Plan with a proprietary interest in the growth and performance of the Company. Persons eligible for Awards under the Incentive Plan include employees of the Company and certain nonemployee consultants and other independent contractors providing services to the Company.

The Compensation Committee of the Company's Board of Directors (the "Committee") will administer the Incentive Plan. The Committee has exclusive power to interpret the Incentive Plan and to adopt such rules, regulations and guidelines for carrying out the Incentive Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Incentive Plan. The Committee may delegate to the President and other senior officers of the Company certain duties under the Incentive Plan.

The Board of Directors may amend, modify, suspend or terminate the Incentive Plan for the purpose of meeting or addressing any changes in legal requirements or for any other lawful purpose, except that no amendment or alteration that would impair the rights of any participant under any Award previously granted to such participant shall be made without such participant's consent and no amendment or alteration shall be effective prior to approval by the Company's stockholders to the extent such approval is then required by applicable legal requirements. The Board of Directors may make certain adjustments in the event of any subdivision or consolidation of outstanding shares of Common Stock or declaration of a dividend payable in shares of Common Stock or capital reorganization or reclassification or other transaction involving an increase or reduction in the number of outstanding shares of Common Stock, any consolidation or merger of the Company with another corporation or entity or the adoption by the Company of a plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock).

Awards may be in the form of (i) rights to purchase a specified number of shares of Common Stock at a specified price (an "option"), (ii) rights to receive a payment, in cash or Common Stock, equal to the excess of the fair market value or other specified value of a number of shares of Common Stock on the rights exercise date over a specified strike price, (iii) grants of restricted or unrestricted Common Stock or units denominated in Common Stock ("Stock Awards") and (iv) grants denominated in cash. An option granted to an employee may be in the form of an incentive stock option that complies with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The Committee will determine the type or types of Awards to be made to each participant under the Incentive Plan, and the terms, conditions and limitations applicable to each such Award. With respect to Stock Awards, such conditions may include, but are not limited to, continuous service with the

Company, achievement of specific business objectives, increases in specified indices, attaining specified growth rates and other comparable measurements of performance.

Unless otherwise specifically provided in the related option agreement, each option granted under the Incentive Plan will provide that if the participant ceases to be employed by the Company or its affiliates for any reason whatsoever, the option will immediately terminate to the extent the option is not vested (or does not become vested as a result of such termination of employment) on the date the participant terminates employment.

The occurrence of a change of control of the Company shall result in acceleration of the vesting and exercisability of, and lapse of restrictions with respect to, all Awards granted under the Incentive Plan. For purposes of this provision, a "change of control" means (i) any sale by the Company of substantially all of its assets or (ii) the acquisition by any "person," including a "group" as determined in accordance with Section 13(d)(3) under the Exchange Act, of beneficial ownership, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then-outstanding securities. No change of control shall be deemed to occur, however, if beneficial ownership in the Company's then-outstanding securities is acquired pursuant to any reorganization of the Company or recapitalization, spinoff or other transaction if, after giving effect to such transaction, however structured, at least 50% of the outstanding voting securities with the ultimate parent entity corporation are beneficially owned in the aggregate, directly or indirectly through one or more intermediaries, by the former stockholders of the Company.

The Company has reserved 997,600 shares of Common Stock, subject to adjustment, for use in connection with the Incentive Plan. Including the options granted to Mr. Nance and Mr. Clark in connection with their employment agreements, options under the Incentive Plan have been granted to approximately 30 employees and contractors of the Company to purchase a total of approximately 476,760 shares of Common Stock at an exercise price per share equal to $10.78. In addition, the Company has granted options to purchase an aggregate of 42,224 shares of Common Stock to certain employees in connection with the Offering at an exercise price equal to the initial public offering price per share set forth on the cover page of this Prospectus. All such options have a term of ten years and become exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the closing date of the Offering (or, in the case of Mr. Nance, beginning on January 21, 1998).

The foregoing description summarizes the principal terms and conditions of the Incentive Plan, does not purport to be complete and is qualified in its entirety by reference to the Incentive Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

INCENTIVE BONUSES

The Company intends to grant incentive bonuses designed to provide all employees of the Company with short-term cash incentives to meet operational and financial targets. The amount of bonus paid to an individual will be based on his or her performance and contribution as well as the overall performance of the Company. In general, participation levels are related to the individual's ability to influence the Company's operational or financial results. Maximum bonus levels for executive officers will be determined by the Compensation Committee and will range from 40% to 100% of salary, and maximum bonus levels for other employees will be determined by the executive officers and will range from 10% to 40% of salary. Total funding of the incentive bonuses will be subject to approval by the Board of Directors.

OTHER COMPENSATORY ARRANGEMENTS

Overriding Royalty Interests

In the past, the Company has granted overriding royalty interests on prospects generated and developed by the Company to a pool of professional employees comprising geoscientists, land personnel and other persons, including executive officers. The percentage of overriding royalty interest assigned to the pool pursuant to this arrangement for a given lease typically has ranged from 2% to 3% of the Company's total interest in such lease. An individual employee's overriding royalty interest in a lease was contractual, and such interest was not subject to forfeiture in the event the employee left the Company.

As a result of the Combination Transaction, there are no outstanding overriding royalty interests on undrilled prospects held by executive officers or directors. In the future, the Company intends to assign or grant overriding royalty interests only to nonexecutive members of the technical team and only on undrilled prospects on which such members perform technical work. The size of the grant will be discretionary, designed to reward such employees with incentive compensation based on the results of the oil and gas drilling activities conducted by the Company. The Company currently does not expect such interests in the aggregate to exceed three percent of the Company's net revenue interest in such prospects.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company will establish a Compensation Committee consisting solely of nonemployee directors effective upon closing of the Offering. In the past, matters with respect to the compensation of executive officers of the Company were determined by the members of the Board of Directors, as a whole.

                              CERTAIN TRANSACTIONS

STRATUM

In April 1996, Araxas entered into the Stratum debt agreement pursuant to which it borrowed a total of $26 million. The Stratum debt agreement was repaid in full and terminated upon the consummation of the Combination Transaction with the proceeds from the Bridge Loan. In connection with the Stratum debt agreement, Araxas granted to Stratum an option to acquire common stock of Araxas. In connection with the Combination Transaction, XPLOR assumed Araxas's obligations under the option agreement. Stratum has an option to purchase (the "Stratum Option") 515,991 shares of Common Stock (the "Stratum Option Shares") at an exercise price of $2.42 per share. The Stratum Option is currently exercisable and expires on June 30, 1999. In addition, Stratum has certain registration rights associated with the Stratum Option Shares. See "-- Registration Rights Agreements."

The terms of the Stratum debt agreement also required Araxas to grant to Stratum overriding royalty interests in exploratory properties drilled or purchased using funds borrowed from Stratum. During the term of the Stratum debt agreement, Araxas granted to Stratum overriding royalty interests of up to 5.5% of Araxas's interest in certain of its exploratory and development properties. In connection with the termination of the Stratum debt agreement, the Company agreed to grant to Stratum overriding royalty interests of up to 4% of the Company's interests in certain additional exploratory prospects. As a result, Stratum holds overriding royalty interests on substantially all of the Company's properties acquired from Araxas. In the event that any prospects in which Stratum has an overriding royalty interest are sold by the Company prior to drilling a test well, Stratum's right to receive an overriding royalty interest will convert into a right to receive a proportionate share of the net proceeds from such a sale.

NEW WEST

In 1995, Araxas acquired certain properties in West Texas and along the Texas Gulf Coast, including the Adams-Baggett field, from New West in exchange for 580,000 shares of Araxas common stock, redeemable preferred stock with an aggregate redemption value of $1.5 million and the assumption of a note for $827,000. New West also advanced cash to Araxas pursuant to a promissory note in the principal amount of $3.7 million. In March 1996, Araxas issued to New West 122,101 additional shares of Araxas common stock to amend certain provisions of the note, including reducing the outstanding principal amount to $3.4 million. Araxas repaid the note in full from borrowings under the Stratum debt agreement. Araxas also redeemed the redeemable preferred stock held by New West for 172,469 additional shares of Araxas common stock. In the Combination Transaction, New West received 874,570 shares of Common Stock in exchange for its shares of Araxas common stock.

CREDIT LYONNAIS

In connection with the Bridge Loan, the Company issued to Credit Lyonnais a warrant (the "Warrant") to purchase a number of shares of Common Stock equal to 5% of the number of shares of Common Stock sold by the Company in this Offering, including any shares sold by the Company pursuant to the over-allotment option (a maximum of 242,250 shares), at an exercise price per share equal to 125% of the initial public offering price per share set forth on the cover page of this Prospectus. Both the number of shares of Common Stock subject to the Warrant and the exercise price thereof are subject to adjustment upon the occurrence of a subdivision or combination of outstanding shares of Common Stock or a dividend payable in shares of Common Stock. In addition, upon a reorganization, reclassification, consolidation, merger or sale with respect to the Company in which the holders of Common Stock receive stock, securities or assets in exchange for Common Stock, the Company has agreed to make appropriate provisions to ensure that the holder of the Warrant will receive in lieu of Common Stock acquirable upon exercise of the Warrant such shares of stock, securities or assets as may be payable or issued with respect to the number of shares of Common Stock immediately theretofore acquirable upon exercise of the Warrant. The Warrant is exercisable, in whole or in part, at any time after the closing of the Offering up to and including the second anniversary date thereof. Credit Lyonnais also has certain registration rights relating to the Common Stock acquired upon exercise of the Warrant. See "-- Registration Rights Agreements."

OTHER

Pursuant to the acquisition agreement for the Combination Transaction, Mr. Rowsey, Mr. Nance, New West, Stratum (only in the event that Stratum exercises the Stratum Option) and the other former shareholders of Araxas have certain rights to acquire additional shares of Common Stock upon payment of par value (or, in certain cases, additional consideration). The acquisition agreement for the Combination Transaction provides that, in the event (i) any shares of restricted Common Stock issued to Mr. Nance are forfeited or otherwise reacquired by the Company or (ii) the Stratum Option expires without being exercised, then the former shareholders of Araxas who became shareholders of Araxas prior to the issuance of the forfeited or reacquired stock or the granting of the Stratum Option, as applicable, who are holders of Common Stock at the time of such forfeiture or reacquistion shall be entitled, as a group, to acquire for the aggregate par value thereof (plus any additional consideration paid by the Company for such reacquisition or the exercise price of the Stratum Option) such reacquired shares of Common Stock.

Under the terms of the agreement by which Araxas acquired Main Pass 35 and Gulfland Industries, the Company has the right, upon the payment of $500,000, to repurchase from GR, Inc. 137,599 shares of Common Stock issued to GR, Inc. in connection with such acquisition. The Company has assigned the right to repurchase such Common Stock to Mr. Rowsey and New West, the shareholders of Araxas at the time of the original transaction.

In connection with the Combination Transaction, the Company issued a $1.0 million promissory note to each of Messrs. Krenzke, Davis and Duggan, which notes are secured by a lien on all of the capital stock of INEXS. See "The Combination Transaction."

Effective September 30, 1997, the Company acquired the capital stock and certain assets of FO&G from Mr. Faulkinberry for $750,000 in cash and the $2.2 million FO&G Note. The assets acquired included, among other things, the working interests and overriding royalty interests held by Mr. Faulkinberry that were granted by the Company in prospects generated and developed by the Company. In addition, the Company entered into a severance agreement with Mr. Faulkinberry pursuant to which the Company paid him $50,000, less taxes.

In 1995, South Coast paid to Weisser, Johnson & Co. Capital Corporation (collectively with Weisser, Johnson & Co., "Weisser Johnson") $150,000 for financial advisory services. In connection with the Combination Transaction, the Company paid to Weisser Johnson a financial advisory fee of $150,000. The Company also has paid to Weisser Johnson a total of $100,000 in retainer fees in 1997, and has agreed to pay a quarterly retainer of $25,000 until the closing of the Offering. Mr. Frank M. Weisser, the Managing Director, President and Treasurer of Weisser Johnson, will become a director of the Company upon the closing of the Offering.

At the beginning of 1994, the Company owed Mr. Rowsey approximately $455,000 from advances he had made to the Company in 1993. This amount was repaid during 1994, primarily in the form of an allocation for tax purposes of property costs to Mr. Rowsey, together with some cash. In connection with Mr. Rowsey's becoming a nonemployee director of the Company, the Company issued to Mr. Rowsey the $1.0 million Rowsey Note, which bears no interest and will mature upon the closing of the Offering.

REGISTRATION RIGHTS AGREEMENTS

The following is a description of registration rights agreements entered into with certain of the Company's stockholders. All of such stockholders have agreed to certain restrictions relating to the sale of their Common Stock for a period of 180 days following the date of this Prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

Stratum

In connection with the Stratum debt agreement, the Company has agreed that, upon the request of Stratum, it will file a registration statement under the Securities Act to register all or a portion of the Stratum Option Shares. The Company is obligated to effect one such registration. The Company is entitled to postpone any such registration for up to three months in order to complete any merger, consolidation, transfer or similar transaction that is in process at the time such demand is made. In addition, subject to certain conditions and limitations, Stratum may participate in any registration by the Company (including any registration effected by the Company for stockholders other than Stratum and including any shelf registration) of any of its Common Stock. The Company is not obligated to effect any such registration unless Stratum has exercised its option with respect to the Stratum Option Shares. The Company is not obligated to register any Stratum Option Shares if all of the Stratum Option Shares proposed to be registered may be sold without restriction to the public without registration under the Securities Act. Stratum's registration rights are not assignable without the consent of the Company.

Equitable

In connection with the Combination Transaction, the Company entered into a registration rights agreement with Equitable. The agreement provides that, upon the request of Equitable or any transferee stockholder (collectively, the "Equitable Holders") holding an aggregate of a majority of the Common Stock subject to the agreement (the "Registrable Securities"), the Company will file a shelf registration statement under the Securities Act to register the Registrable Securities held by any Equitable Holder that desires to sell Registrable Securities pursuant to such registration statement. The Company is obligated to effect one such registration. Such request may be made only after the closing of the Offering. The Company will not be required to effect such a registration if, among other things, during a reasonable period of time not to exceed six months following the closing of the Offering, the representatives of the Underwriters advise the Company that such a registration would adversely affect the market for the Common Stock. In addition, subject to certain conditions and limitations, the agreement provides that any Equitable Holder may participate in any registration by the Company (including any registration effected by the Company for stockholders other than Equitable Holders) of any of its Common Stock. The registration rights covered by the agreement may be assigned without the consent of the Company. A Registrable Security ceases to be subject to the agreement when (i) it has been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering it, (ii) it is sold pursuant to Rule 144 or Rule 145 under the Securities Act or (iii) it is eligible for sale pursuant to Rule 144 or Rule 145 without volume limitations. An aggregate of 714,166 outstanding shares of Common Stock are subject to the agreement.

Credit Lyonnais

In connection with the Bridge Loan, the Company entered into a registration rights agreement with Credit Lyonnais. The agreement provides that, if Credit Lyonnais requests the Company to file a registration statement under the Securities Act registering all or part, but not less than 75%, of the total number of shares of Common Stock that may be acquired through the exercise of the Warrant (the "Warrant Securities"), the Company will file a shelf registration statement to register all Warrant Securities that Credit Lyonnais desires to sell pursuant to such registration statement. The Company is obligated to effect one such registration. Such request may be made only after the closing of the Offering. The Company will not be required to effect such a registration if, among other things, during a reasonable period of time not to exceed six months following the closing of the Offering, the representatives of the Underwriters advise the Company that such a registration would adversely affect the market for the Common Stock. In addition, subject to certain conditions and limitations, the agreement provides that Credit Lyonnais may participate in any registration by the Company (including any registration effected by the Company for stockholders other than Credit Lyonnais) of any of its Common Stock. The registration rights covered by the agreement may be assigned without the consent of the Company. A Warrant Security ceases to be subject to the agreement when (i) it has been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering it, (ii) it is sold pursuant to Rule 144 or Rule 145 under the Securities Act or (iii) it is eligible for sale pursuant to Rule 144 or Rule 145 without volume limitations. An aggregate of 215,000 outstanding shares of Common Stock (or 242,250 shares if the Underwriters' over-allotment option is exercised in full) are subject to the agreement.

Weisser Johnson

Prior to the Combination Transaction, South Coast entered into a registration rights agreement with Equitable, Messrs. Krenzke, Davis and Duggan, and Weisser Johnson. In the Combination Transaction, the registration rights of Equitable and Messrs. Krenzke, Davis and Duggan granted pursuant to this agreement were terminated. Weisser Johnson's registration rights relate to 200,866 shares of Common Stock that may be acquired by Weisser Johnson from Messrs. Krenzke, Davis and Duggan upon exercise of an option granted to Weisser Johnson by such persons (when so acquired, the "Weisser Johnson Option Shares"). The agreement provides that, upon the request of the holders of a majority of the Weisser Johnson Option Shares (collectively, the "Weisser Johnson Holders"), the Company will file a registration statement under the Securities Act to register the Weisser Johnson Option Shares held by any Weisser Johnson Holder that desires to sell Registrable Securities pursuant to such registration statement. The Weisser Johnson Holders may make unlimited requests for registration provided that such registration include at least 25% of the Weisser Johnson Option Shares. The first such request may not be made for a period beginning six months following the closing of the Offering and ending on the earliest to occur of, among other things, (x) the second anniversary of the beginning of the period and (y) the date on which Equitable ceases to own at least 238,056 shares of Common Stock. In addition, subject to certain conditions and limitations, the agreement provides that a Weisser Johnson Holder may participate in any registration by the Company of any of its Common Stock. A Weisser Johnson Option Share ceases to be subject to the agreement when it has been (i) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering it or (ii) sold pursuant to Rule 144 under the Securities Act.

New West

In connection with the Offering, the Company plans to enter into a registration rights agreement with New West, providing that, upon the request of New West or any transferee stockholder (collectively the "New West Holders") holding an aggregate of 75% of the Common Stock subject to the agreement (the "New West Securities"), the Company will file a shelf registration statement under the Securities Act to register the Common Stock held by any New West Holder that desires to sell New West Securities pursuant to such registration statement. The Company is obligated to effect one such registration. In addition, subject to certain conditions and limitations, the agreement provides that any New West Holder may participate in any registration by the Company (including any registration effected by the Company for holders other than New West Holders) of any of its Common Stock. The registration rights covered by the agreement may be assigned without the consent of the Company. A New West Security ceases to be subject to the agreement when (i) it has been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering it, (ii) it is sold pursuant to Rule 144 or Rule 145 under the Securities Act or (iii) it is eligible for sale pursuant to Rule 144 or Rule 145 without volume limitations. An aggregate of 874,570 outstanding shares of Common Stock (774,570 shares if the Underwriters' over-allotment option is exercised in full) are subject to the agreement.

Officers and Directors

In connection with the Offering, the Company will enter into a registration rights agreement among the Company and Messrs. Rowsey, Nance, Krenzke, Davis and Duggan, whereby such persons may participate in any registration by the Company (including any registration effected by the Company for stockholders other than Messrs. Rowsey, Nance, Krenzke, Davis and Duggan). In addition, upon the request of Mr. Rowsey, the Company will file a registration statement under the Securities Act to register the Common Stock owned by him. The Company is obligated to effect one such registration. The registration rights covered by the agreement may be assigned without the consent of the Company. The Common Stock covered by the agreement ceases to be subject to the agreement when (i) it has been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering it, (ii) it is sold pursuant to Rule 144 or Rule 145 under the Securities Act or (iii) it is eligible for sale pursuant to Rule 144 or Rule 145 without volume limitations. An aggregate of 2,754,768 outstanding shares of Common Stock are subject to the agreement.

                    PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to beneficial ownership of the Common Stock of the Company as of November 30, 1997, and as adjusted to reflect the sale of shares of Common Stock in the Offering by (i) all persons who will be the beneficial owner of 5% or more of the outstanding Common Stock,
(ii) each director and named executive officer, (iii) all officers and directors of the Company as a group and (iv) New West, the Selling Stockholder.

                                 ----------------------------------------------

                           SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                  OWNED BEFORE   NUMBER               OWNED AFTER
                                   OFFERING(1)       OF               OFFERING(1)
                          --------------------   SHARES     ----------------------
                             NUMBER PERCENTAGE  OFFERED         NUMBER  PERCENTAGE
                          --------- ---------- --------     ----------  ----------
Steven W. Nance(2)(3)...     77,008     1.6%         --         77,008      0.9%
Ron A. Krenzke(2).......    365,539     7.8%         --        365,539      4.1%
Stephen M. Clark(2)(3)..         --      --          --             --       --
W.E. Rowsey,
 III(2)(3)(4)...........  1,877,599    39.9%         --      1,877,599     20.8%
Jack Gregory(2).........         --      --          --             --       --
Frank M. Weisser(2)(5)..    200,866     4.3%         --        200,866      2.2%
New West Resources,
 Inc.(6)................    874,570    18.6%    100,000(7)     774,570      9.7%(7)
Equitable Resources,
 Inc.(8)................    714,166    15.2%         --        714,166      7.9%
Stratum Group, L.P.(9)..    515,991    11.0%         --        515,991      5.4%
Craig S. Davis(2).......    359,438     7.6%         --        359,438      4.0%
Philip V. Duggan(2).....    256,012     5.4%         --        256,012      2.8%
All directors and
 executive officers as a
 group (seven
 persons)(2)............  2,679,584    56.9%         --      2,679,584     29.7%

--------
* Less than one percent.
(1) Except as otherwise noted and pursuant to applicable community property laws, each stockholder has sole voting and investment power with respect to the shares beneficially owned.

(2) The business address of each director and executive officer and Mr. Duggan is c/o XPLOR Energy, Inc., 10200 Grogans Mill Road, Suite 500, The Woodlands, Texas 77380.

(3) Does not include options granted to such persons under the Incentive Plan and the Director Plan that are not yet exercisable. Mr. Nance's holdings include 43,229 shares of Common Stock issuable upon exercise of options that become exercisable on January 28, 1998.

(4) Includes (a) 1,740,000 shares owned of record by Rowsey Holdings, L.L.C., an Oklahoma limited liability company of which Mr. Rowsey is the Manager, and with respect to which Mr. Rowsey exercises voting and investment powers and (b) 137,599 shares of Common Stock owned of record by GR, Inc., with respect to which Mr. Rowsey exercises voting power pursuant to an irrevocable proxy.

(5) Consists of the Weisser Johnson Option Shares.

(6) The address of New West is 500 W. Wall, Suite 400, Midland, Texas 79701. Pursuant to a registration rights agreement with New West, the Company is paying the expenses of the Offering, other than underwriting discounts and commissions attributable to the shares that may be sold by New West. See "Certain Transactions--Registration Rights Agreements."

(7) Assumes the Underwriters' over-allotment option is exercised in full.

(8) Consists of 459,105 shares of Common Stock held by ERI Investments, Inc. and 255,061 shares of Common Stock held by 420 Energy Investments, Inc. The address of Equitable is 420 Boulevard of the Allies, Pittsburgh, Pennsylvania 15219.

(9) The address of Stratum is 650 Fifth Avenue, New York, New York 10022. Shares shown are the shares issuable upon exercise of the Stratum Option.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon consummation of the Offering, approximately 9,009,413 shares of Common Stock will be outstanding. The 4,300,000 shares of Common Stock sold in the Offering will be registered under the Securities Act and will be freely tradeable without restriction or further registration under the Securities Act, except for certain manner of sale, volume limitations and other restrictions with respect to any shares purchased in the Offering by an affiliate of the Company (a "Company Affiliate"), which will be subject to the resale limitations of Rule 144 (not including the holding period requirement). Under Rule 144 a person is an affiliate of an entity if such person directly or indirectly controls or is controlled by or is under common control with such entity and may include certain officers and directors, principal stockholders and certain other stockholders with special relationships. All of the remaining 4,709,413 shares that will be outstanding following the Offering will be owned by officers and directors of the Company and other persons receiving shares in the Combination Transaction. In addition, 515,991 shares of Common Stock are issuable upon exercise of an option granted to Stratum and 215,000 shares of Common Stock (242,250 shares if the Underwriters' over-allotment option is exercised in full) are issuable upon exercise of a warrant granted to Credit Lyonnais. Such shares will constitute "restricted securities" within the meaning of Rule 144 and may not be resold in a public distribution except pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration, including pursuant to Rule 144. The Company has entered into registration rights agreements with certain of the Company's current stockholders who own approximately 4,343,504 shares of Common Stock, and Stratum and Credit Lyonnais, who have options and warrants to purchase 730,991 shares of Common Stock (758,241 shares if the Underwriters' over-allotment option is exercised in full), pursuant to which such persons have received demand and piggyback registration rights that provide for the registration of the resale of such shares at the Company's expense. See "Certain Transactions." This Prospectus, however, may not be used in connection with any resale of shares of Common Stock acquired in the Offering by Company Affiliates or in the Combination Transaction.

In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of Common Stock are aggregated), including persons who may be deemed Company Affiliates, would be entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock (i.e., approximately 90,094 shares immediately after consummation of the Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions as to the manner of sale (which provision is proposed to be eliminated), notice requirements and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from the Company or the date they were acquired from a Company Affiliate, a shareholder who is not a Company Affiliate at the time of sale and who has not been a Company Affiliate for at least three months prior to the sale would be entitled to sell shares of Common Stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved or to be available for issuance pursuant to the Incentive Plan and the Director Plan. Shares of Common Stock issued pursuant to such plans generally will be available for sale in the open market by holders who are not Company Affiliates and, subject to the volume and other limitations of Rule 144, by holders who are Company Affiliates.

The Company, substantially all of its existing stockholders, Stratum, Credit Lyonnais and each of the Company's officers and directors have agreed, with certain limited exceptions, that they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, any options for the sale of Common Stock, or any securities convertible into or exercisable or exchangeable for

Common Stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of J.P. Morgan Securities Inc. See "Underwriting."

Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made of the effect, if any, that sales of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Following the Offering, sales of substantial amounts of Common Stock in the public market or otherwise, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

The Company's authorized capital stock consists of 30,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"). Following consummation of the Offering, there will be approximately 9,009,413 shares of Common Stock outstanding (assuming the over-allotment option is not exercised), and no shares of Preferred Stock will be outstanding. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws, which are filed as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK

The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy" for information regarding dividend policy.

PREFERRED STOCK

The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine the powers, designations, preferences and relative, participating, optional or other rights (including, without limitation, voting powers, full or limited, preferential rights to receive dividends or assets upon liquidation, rights of conversion or exchange into Common Stock, Preferred Stock of any series or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights.

The Company has no present intention to issue shares of Preferred Stock after consummation of the Offering. Nevertheless, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock may impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or even a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

OTHER MATTERS

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors providing for indemnification with respect to certain matters.

The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Bylaws provide that special meetings of the stockholders can be called only by a majority of the Board of Directors of the Company.

Pursuant to the Certificate of Incorporation, certain transactions involving, among other persons, any person who is a beneficial owner of 10% or more of the aggregate voting power of all outstanding stock of the Company (a "related person") require either the affirmative vote of the holders of both (i) at least 80% of the outstanding voting stock and (ii) at least 66 2/3% of the outstanding voting stock not beneficially owned by the related person, unless a majority of the directors unaffiliated with such related person approve such transaction, or the consideration paid by such related person in such transaction meets certain requirements. Transactions subject to such approval include certain mergers or consolidations of the Company or sales or transfers of assets and properties having an aggregate fair market value of $10.0 million or more.

The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest. See "Management."

The Certificate of Incorporation provides that the number of directors will be no greater than 12 nor less than three. The Certificate of Incorporation further provides that directors may be removed only for cause (as defined in the Certificate of Incorporation), and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees. In addition, the Bylaws provide that the Compensation Committee will consist solely of members who are not employees of the Company and the Audit Committee will include at least a majority of members who are not employees of the Company.

The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

STOCKHOLDER PROPOSALS

The Company's Bylaws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders, and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc.

                                  UNDERWRITING

Under the terms and subject to the conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to the Underwriters named below, and each of such Underwriters, for whom J.P. Morgan Securities Inc., Prudential Securities Incorporated, Raymond James & Associates, Inc. and Credit Lyonnais Securities (USA) Inc. are acting as representatives, has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:

                                                                ---------------

UNDERWRITERS                                                    NUMBER OF SHARES
------------                                                    ----------------
J.P. Morgan Securities Inc.....................................
Prudential Securities Incorporated.............................
Raymond James & Associates, Inc................................
Credit Lyonnais Securities (USA) Inc...........................
                                                                   ---------
  Total........................................................    4,300,000
                                                                   =========

The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and certain other conditions. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Underwriting Agreement.

The Underwriters propose initially to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $    per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to certain other dealers. After the
initial public offering of the Common Stock, the public offering price and such concession may be changed.

The Company and the Selling Stockholder have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase, in the aggregate, up to 645,000 additional shares of Common Stock, at the initial public offering price, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. To the extent that the Underwriters exercise their option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock initially offered hereby.

The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

The Company, substantially all of its existing stockholders, Stratum, Credit Lyonnais and each of the Company's officers and directors have agreed that they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, any options for the sale of

Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of J.P. Morgan Securities Inc., other than the Common Stock to be sold in the Offering and any options granted or shares of Common Stock issued upon the exercise of options granted under existing employee stock option plans. J.P. Morgan Securities Inc. may provide such written consent without notice to the Company's stockholders or the Nasdaq National Market.

The Company intends to pay Credit Lyonnais approximately $34.0 million of the net proceeds from the Offering to repay the Bridge Loan. See "Use of Proceeds." Credit Lyonnais is an affiliate of Credit Lyonnais Securities (USA) Inc., a member of the National Association of Securities Dealers, Inc. ("NASD"), participating in the distribution of the Offering. The Offering is therefore being conducted in accordance with Rule 2710(c)(8) of the NASD's Conduct Rules, and the price at which the Common Stock will be distributed to the public will be established pursuant to Rule 2720(c)(3) of the Conduct Rules. J.P. Morgan Securities Inc. is acting as a "qualified independent underwriter" within the meaning of such rules and is assuming the responsibilities of acting as such in pricing the Offering and conducting due diligence. J.P. Morgan Securities Inc. will receive no separate fee for its services as qualified independent underwriter.

Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby has been determined by agreement between the Company and the Underwriters. Among the factors considered in making such determination were the history of and the prospects for the industry in which the Company competes, current and historical oil and gas prices, an assessment of the Company's management, the present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering and the prices of similar securities of generally comparable companies.

To facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "XPLR." There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

At the Company's request, the Underwriters have reserved 215,000 shares of Common Stock for sale at the initial public offering price to the Company's employees and other persons having business relationships with the Company.

The Representatives have informed the Company that the Underwriters do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

                                 LEGAL MATTERS

Certain legal matters in connection with the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas, and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

The respective Consolidated Financial Statements of XPLOR and its subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, and of the South Coast Companies as of December 31, 1996 and 1995, and for the years then ended, have been included herein and in the registration statement of which this Prospectus is a part (the "Registration Statement") in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Statements of Revenues and Direct Operating Expenses and notes of Main Pass 35 included in the Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The letter report of Netherland, Sewell & Associates, Inc. included as Appendix A to this Prospectus and certain information with respect to the Company's oil and gas reserves derived therefrom have been included herein in reliance upon such firm as experts with respect to such matters.

                             ADDITIONAL INFORMATION

The Company has not previously been subject to the reporting requirements of the Exchange Act. Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will be required to file periodic reports and other information with the Commission. Such information can be inspected without charge after the Offering at the public reference facilities of the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

The Company has filed the Registration Statement on Form S-1 with the Commission under the Securities Act with respect to the Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, including the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected and copies thereof may be obtained as described in the preceding paragraph with respect to periodic reports and other information to be filed by the Company under the Exchange Act.

                       GLOSSARY OF CERTAIN INDUSTRY TERMS

The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.


"Bbl" One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

"Bcf"                    Billion cubic feet.

"Bcfe" Billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

"BOE" Barrels of oil equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

"Btu" or "British
 Thermal Unit"           The quantity of heat required to raise the
                         temperature of one pound of water by one degree
                         Fahrenheit.

"Development well"       A well drilled within the proved area of an oil or
                         gas reservoir to the depth of a stratigraphic horizon known to be productive.

"Exploratory well"       A well drilled to find and produce oil or gas
                         reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

"Farm-in" or "farm-out"  An agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

"Field" An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

"Finding costs"          Costs associated with acquiring and developing proved
                         oil and gas reserves which are capitalized by the Company pursuant to generally accepted accounting principles, including all costs involved in acquiring acreage, geological and geophysical work and the cost of drilling and completing wells.

"Gross acres" or
 "gross wells"           The total acres or wells, as the case may be, in
                         which a working interest is owned.

"MBbls" One thousand barrels of crude oil or other liquid hydrocarbons.

"Mcf"                    One thousand cubic feet.

"Mcfe" One thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

"MMBtus"                 One million British Thermal Units.

"MMcf"                   One million cubic feet.

"MMcfe" One million cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids, which approximates the relative energy content of crude oil, condensate and gas liquids as compared to gas. Prices have historically been higher or substantially higher for crude oil than gas on an energy equivalent basis.

"Overriding royalty
 interest"               A royalty interest that is carved out of a lessee's
                         working interest under an oil and gas lease.

"Productive well"
 or "producing well"     A well that is found to be capable of producing
                         hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

"Project"                A defined geographic area in which one or more
                         prospects have been identified and selected for data acquisition, evaluation or drilling.

"Prospect"               A hydrocarbon-bearing or potentially hydrocarbon-
                         bearing feature identified through analysis of engineering, geological and geophysical data.

"Proved developed
 nonproducing reserves"  Proved developed reserves expected to be recovered from zones behind casing in existing wells.

"Proved developed
 producing reserves"     Proved developed reserves that are expected to be
                         recovered from completion intervals currently open in existing wells and able to produce to market.

"Proved developed
 reserves"               Proved reserves that can be expected to be recovered
                         from existing wells with existing equipment and operating methods.

"Proved reserves"        The estimated quantities of crude oil, gas and gas
                         liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

"Proved undeveloped
 reserves"               Proved reserves that are expected to be recovered
                         from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

"PV-10 Value"            When used with respect to oil and gas reserves, the
                         estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to nonproperty-related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

"Reservoir"              A porous and permeable underground formation
                         containing an accumulation or producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

"Royalty interest"       An interest in an oil and gas property entitling the
                         owner to a share of oil or gas production free of costs of production.

"3-D seismic"            Advanced technology method used in the detection of
                         structural features and potential accumulations of hydrocarbons identified through a three-dimensional picture of the subsurface created by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

"Undeveloped acreage"    Lease acreage on which wells have not been drilled or
                         completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

"Working interest"       The operating interest that gives the owner the right
                         to drill, produce and conduct operating activities on the property and a share of production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
XPLOR ENERGY, INC.
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and as of
 September 30, 1997 (unaudited)...........................................  F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1994, 1995 and 1996 and for the Nine Months Ended September 30, 1996 and
 1997 (unaudited).........................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1994, 1995 and 1996 and for the Nine Months Ended September
 30, 1997 (unaudited).....................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1994, 1995 and 1996 and for the Nine Months Ended September 30, 1996 and
 1997 (unaudited).........................................................  F-6
Notes to Consolidated Financial Statements................................  F-7
SOUTH COAST EXPLORATION COMPANY, SOCO EXPLORATION, L.P. AND INTERACTIVE
 EXPLORATION SOLUTIONS, INC.
Independent Auditors' Report.............................................. F-24
Combined Balance Sheets as of December 31, 1995 and 1996 and as of
 September 30, 1997 (unaudited)........................................... F-25
Combined Statements of Earnings for the Years Ended December 31, 1995 and
 1996 and for the Nine Months Ended September 30, 1996 and 1997
 (unaudited).............................................................. F-26
Combined Statements of Stockholders'/Partners' Equity for the Years Ended
 December 31, 1995 and 1996 and for the Nine Months Ended September 30,
 1997 (unaudited)......................................................... F-27
Combined Statements of Cash Flows for the Years Ended December 31, 1995
 and 1996 and for the Nine Months Ended September 30, 1996 and 1997
 (unaudited).............................................................. F-28
Notes to Combined Financial Statements.................................... F-29
MAIN PASS 35
Independent Auditors' Report.............................................. F-38
Statement of Revenues and Direct Operating Expenses for the Year Ended
 December 31, 1995 and for the Eight Months Ended August 31, 1996......... F-39
Notes to Financial Statements............................................. F-40

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

XPLOR Energy, Inc.:

We have audited the accompanying consolidated balance sheets of XPLOR Energy, Inc. (successor to Araxas Energy Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of XPLOR Energy, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Houston, Texas

September 24, 1997, except as to note 2

which is as of November 20, 1997

                            XPLOR ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                         -------------------------------------
                                              DECEMBER 31,         SEPTEMBER 30,
                                                1995         1996           1997
ASSETS                                   -----------  -----------  -------------
                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents............  $   418,947  $   917,619   $   667,009
  Investment in marketable securities--
   pledged.............................           --    2,624,119            --
  Accounts receivable..................      461,625    3,213,284     4,282,718
  Prepaid expenses and other...........       79,656       29,516       144,380
  Account receivable, stockholder......           --           --       413,540
                                         -----------  -----------   -----------
    Total current assets...............      960,228    6,784,538     5,507,647
Property and equipment, at cost:
  Oil and gas properties, full cost
   method..............................   13,876,290   24,188,415    43,713,685
  Pipeline and equipment...............           --    1,529,943     1,529,943
  Furniture and fixtures and other.....      328,264      495,659       954,149
                                         -----------  -----------   -----------
                                          14,204,554   26,214,017    46,197,777
  Less accumulated depreciation,
   depletion and amortization..........     (874,045)  (2,524,542)   (4,764,043)
                                         -----------  -----------   -----------
    Net property and equipment.........   13,330,509   23,689,475    41,433,734
Other assets:
  Account receivable, stockholder......           --      620,000       206,460
  Restricted cash--escrow agreements...           --    1,016,109     1,198,309
  Goodwill.............................           --           --     1,375,555
  Deferred charges.....................           --           --     3,567,209
  Debt financing costs, net............           --      721,810     1,207,226
                                         -----------  -----------   -----------
                                                  --    2,357,919     7,554,759
                                         -----------  -----------   -----------
                                         $14,290,737  $32,831,932   $54,496,140
                                         ===========  ===========   ===========
LIABILITIES, REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.  $ 2,733,333  $   576,449   $39,210,550
  Accounts payable.....................    1,548,473    4,537,509     3,677,494
  Prepayments received from joint
   owners..............................      652,053      288,793       245,582
  Other payables and accrued
   liabilities.........................      344,256      775,854     1,452,233
                                         -----------  -----------   -----------
    Total current liabilities..........    5,278,115    6,178,605    44,585,859
Long-term debt, net of current maturi-
 ties..................................    2,943,667   20,845,893     1,556,667
Deferred taxes.........................       35,957           --            --
Redeemable preferred stock, $.01 par
 value, $150 per share liquidation
 preference, 100,000 shares authorized;
 8.5% Redeemable Preferred Stock,
 10,000 shares issued and outstanding
 at December 31, 1995 and none issued
 and outstanding at December 31, 1996
 and June 30, 1997, respectively.......    1,500,000           --            --
Commitments and contingencies
Stockholders' equity
  Common stock, par $.001 per share;
   30,000,000 shares authorized;
   2,320,000, 2,752,169 and 4,709,413
   issued and outstanding at December
   31, 1995 and 1996 and September 30,
   1997, respectively..................        2,320        2,752         4,709
  Paid-in capital......................    5,659,042    8,484,472    18,935,362
  Accumulated deficit..................   (1,128,364)  (2,679,790)  (10,586,457)
                                         -----------  -----------   -----------
    Total stockholders' equity.........    4,532,998    5,807,434     8,353,614
                                         -----------  -----------   -----------
                                         $14,290,737  $32,831,932   $54,496,140
                                         ===========  ===========   ===========

          See accompanying notes to consolidated financial statements.

                            XPLOR ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          --------------------------------------------------------------
                                                                   NINE MONTHS ENDED
                               YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                 1994         1995         1996        1996         1997
                          -----------  -----------  -----------  ----------  -----------
                                                                      (UNAUDITED)
Revenues:
  Oil and gas revenues..  $   190,178  $ 1,376,281  $ 6,043,259  $4,069,444  $ 6,536,341
  Offshore services.....           --           --    1,744,664     636,221    1,580,807
                          -----------  -----------  -----------  ----------  -----------
    Total revenues......      190,178    1,376,281    7,787,923   4,705,665    8,117,148
                          -----------  -----------  -----------  ----------  -----------
Costs and expenses:
  Lease operating
   expenses.............      244,863      295,818    1,613,863     780,952    1,714,294
  Production taxes and
   gathering fees.......       12,391       98,976      555,416     324,868      487,314
  Cost of offshore
   services.............           --           --    2,193,925     774,291    1,688,775
  Depreciation,
   depletion and
   amortization.........      134,137      740,957    1,714,201   1,257,130    2,239,501
  General and
   administrative.......      919,787      867,300    1,500,920   1,004,269    1,519,748
  Stock-based
   compensation.........           --    1,313,000           --          --    1,323,722
                          -----------  -----------  -----------  ----------  -----------
    Total costs and
     expenses...........    1,311,178    3,316,051    7,578,325   4,141,510    8,973,354
                          -----------  -----------  -----------  ----------  -----------
    Income (loss) from
     operations.........   (1,121,000)  (1,939,770)     209,598     564,155     (856,206)
Other (income) expenses:
  Gain on sale of oil
   and gas properties...   (1,319,997)          --           --          --           --
  Interest expense......      117,011      500,271    2,075,591   1,191,144    2,823,108
  Interest income.......       (1,109)     (16,911)     (24,309)    (17,295)     (43,704)
  Other expense.........       17,272       95,788      658,135     241,876      362,092
                          -----------  -----------  -----------  ----------  -----------
                           (1,186,823)     579,148    2,709,417   1,415,725    3,141,496
                          -----------  -----------  -----------  ----------  -----------
Income (loss) before
 income tax benefit
 (expense) and
 extraordinary item.....       65,823   (2,518,918)  (2,499,819)   (851,570)  (3,997,702)
Income tax benefit (ex-
 pense).................      (25,684)     949,231       35,957      35,957           --
                          -----------  -----------  -----------  ----------  -----------
Income (loss) before
 extraordinary item.....       40,139   (1,569,687)  (2,463,862)   (815,613)  (3,997,702)
Extraordinary item-early
 extinguishment of debt.           --           --           --          --    3,908,965
                          -----------  -----------  -----------  ----------  -----------
Net income (loss).......       40,139   (1,569,687)  (2,463,862)   (815,613)  (7,906,667)
Preferred stock divi-
 dends..................           --           --      (67,507)    (67,507)          --
Preferred stock redemp-
 tion discount..........           --           --      979,943     979,943           --
                          -----------  -----------  -----------  ----------  -----------
Net income (loss)
 applicable to common
 stock..................  $    40,139  $(1,569,687) $(1,551,426) $   96,823  $(7,906,667)
                          ===========  ===========  ===========  ==========  ===========
Net income (loss) per
 common share before
 extraordinary item.....  $      0.02  $     (0.64) $     (0.55) $     0.04  $     (1.31)
                          ===========  ===========  ===========  ==========  ===========
Net income (loss) per
 common share...........  $      0.02  $     (0.64) $     (0.55) $     0.04  $     (2.60)
                          ===========  ===========  ===========  ==========  ===========
Weighted average common
 and dilutive common
 equivalent shares
 outstanding............    2,021,474    2,437,803    2,829,019   2,760,109    3,040,183

          See accompanying notes to consolidated financial statements.

                            XPLOR ENERGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1994, 1995, 1996 AND

             NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                          -------------------------------------------------------
                                                            RETAINED
                                                           EARNINGS/
                            COMMON STOCK       PAID-IN  (ACCUMULATED
                             SHARES AMOUNT     CAPITAL      DEFICIT)        TOTAL
                          --------- ------ -----------  ------------  -----------
Balance at January 1,
 1994...................  1,740,000 $1,740 $       760  $    535,739  $   538,239
Other...................         --     --          --        (1,108)      (1,108)
Net income..............         --     --          --        40,139       40,139
                          --------- ------ -----------  ------------  -----------
Balance at December 31,
 1994...................  1,740,000  1,740         760       574,770      577,270
Dividend of property to
 stockholder............         --     --          --      (133,447)    (133,447)
Stock issued for
 acquisition of
 properties.............    580,000    580   4,345,282            --    4,345,862
Employee stock option...         --     --   1,313,000            --    1,313,000
Net loss................         --     --          --    (1,569,687)  (1,569,687)
                          --------- ------ -----------  ------------  -----------
Balance at December 31,
 1995...................  2,320,000  2,320   5,659,042    (1,128,364)   4,532,998
Preferred stock divi-
 dend...................         --     --          --       (67,507)     (67,507)
Stock issued for release
 of collateral..........    122,101    122     220,661            --      220,783
Stock option issued to
 lender.................         --     --   1,258,256            --    1,258,256
Stock issued for
 redemption of preferred
 stock, accrued
 dividends and interest.    172,469    172     846,651       979,943    1,826,766
Stock issued for
 acquisition of
 properties and assets
 of Gulfland Resources..    137,599    138     499,862            --      500,000
Net loss................         --     --          --    (2,463,862)  (2,463,862)
                          --------- ------ -----------  ------------  -----------
Balance at December 31,
 1996...................  2,752,169  2,752   8,484,472    (2,679,790)   5,807,434
Stock issued pursuant to
 employment contracts...    171,819    172   1,501,177            --    1,501,349
Cancellation of stock
 option.................         --     --    (671,743)           --     (671,743)
Stock issued for South
 Coast acquisition......  1,785,425  1,785   9,621,456            --    9,623,241
Net loss................         --     --          --    (7,906,667)  (7,906,667)
                          --------- ------ -----------  ------------  -----------
Balance at September 30,
 1997 (unaudited).......  4,709,413 $4,709 $18,935,362  $(10,586,457) $ 8,353,614
                          ========= ====== ===========  ============  ===========


          See accompanying notes to consolidated financial statements.

                            XPLOR ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           ------------------------------------------------------------------
                                                                       NINE MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                  1994         1995          1996          1996          1997
                           -----------  -----------  ------------  ------------  ------------
                                                                          (UNAUDITED)
 Cash flows from
  operating activities:
 Net income (loss).......  $    40,139  $(1,569,687) $ (2,463,862) $   (815,613) $ (7,906,667)
 Adjustments to
  reconcile net income
  (loss) to net cash
  (used in) provided by
  operating activities:
  Depreciation,
   depletion and
   amortization..........      134,137      740,957     1,714,201     1,257,130     2,239,501
  Extraordinary item-
   debt extinguishment...           --           --            --            --     3,908,965
  Compensation exchanged
   for stock.............           --           --            --            --     1,323,722
  Employee stock option
   compensation..........           --    1,313,000            --            --            --
  Deferred income tax
   expense (benefit).....       27,952     (949,231)      (35,957)      (35,957)           --
  Net gain on sale of
   oil and gas
   properties............   (1,319,997)          --            --            --            --
  Common stock issued
   for collateral
   release and interest
   expense...............           --           --       376,750       376,750            --
  Net unrealized gains
   on securities.........           --           --            --        34,043      (462,999)
  Net realized loss on
   securities............           --           --            --            --       578,452
  Amortization of debt
   discount..............           --           --       368,598            --       420,000
  Amortization of
   deferred costs........           --           --            --            --       148,553
  Loss on disposal of
   leaseholds............           --       52,098         9,064         9,064            --
  Unrealized loss on
   marketable
   securities............           --           --       462,999            --            --
  Imputed interest.......           --           --        21,202         8,030        24,565
  Changes in assets and
   liabilities:
    Accounts receivable..     (127,968)    (370,969)   (2,635,401)   (3,082,114)     (843,515)
    Prepaid expenses and
     other...............       69,794      (20,986)       50,140      (623,855)     (108,142)
    Prepayments from
     joint interest
     owners..............           --      652,053      (363,260)           --       (43,211)
    Other payable and
     accrued
     liabilities.........    1,072,189      566,894     3,110,740     3,330,962    (1,427,162)
                           -----------  -----------  ------------  ------------  ------------
     Net cash provided by
      (used in) operating
      activities.........     (103,754)     414,129       615,214      (458,440)   (2,147,938)
                           -----------  -----------  ------------  ------------  ------------
 Cash flows from
  investing activities:
 Capital expenditures
  and acquisition of
  properties.............   (2,382,160)  (5,515,976)  (19,075,204)  (15,105,493)   (7,655,112)
 Payments on escrow
  agreements.............           --           --      (206,000)           --      (182,200)
 Deferred costs..........           --           --            --            --      (485,996)
 Proceeds from sales of
  oil and gas
  properties.............    2,230,534    2,166,025     1,136,363       998,396       124,109
 Proceeds from sales of
  securities.............           --           --            --            --     2,508,666
                           -----------  -----------  ------------  ------------  ------------
     Net cash used in
      investing
      activities.........     (151,626)  (3,349,951)  (18,144,841)  (14,107,097)   (5,690,533)
                           -----------  -----------  ------------  ------------  ------------
 Cash flows from
  financing activities:
 Proceeds from
  borrowings.............    1,337,615    5,000,000    25,463,023    21,705,152    41,128,396
 Debt issuance costs.....           --           --      (769,300)     (665,361)   (1,329,941)
 Payments of long-term
  debt...................   (1,031,868)  (1,755,748)   (6,665,424)   (5,446,398)  (29,425,494)
 Deferred hedge
  settlement.............           --           --            --            --    (2,785,115)
 Other...................       (1,108)          --            --            --            15
                           -----------  -----------  ------------  ------------  ------------
     Net cash provided by
      financing
      activities.........      304,639    3,244,252    18,028,299    15,593,393     7,587,861
                           -----------  -----------  ------------  ------------  ------------
     Net increase
      (decrease) in cash
      and cash
      equivalents........       49,259      308,430       498,672     1,944,736      (250,610)
 Cash and cash
  equivalents at
  beginning of period....       61,258      110,517       418,947       418,947       917,619
                           -----------  -----------  ------------  ------------  ------------
 Cash and cash
  equivalents at end of
  period.................  $   110,517  $   418,947  $    917,619  $  2,363,683  $    667,009
                           ===========  ===========  ============  ============  ============
 Supplemental disclosures
  of cash flow
  information:
 Cash paid during the
  year for interest......  $   113,574  $   194,215  $  1,659,503  $    539,233  $         --
 Noncash investing and
  financing activities:
  Stock issued for
   acquired companies....           --           --            --            --     9,623,241
  Liabilities incurred
   in acquisitions.......           --           --            --            --     4,730,000
  Stock issued pursuant
   to employment
   contracts.............           --           --            --            --     1,501,334
  Cancellation of stock
   options...............           --           --            --            --      (671,743)
  Deferred costs
   incurred in
   acquisition...........           --           --            --            --       344,220
  Net liabilities
   assumed in
   acquisition...........           --           --            --            --       288,982
  Property received in
   acquisition...........           --           --            --            --   (11,560,887)
  Goodwill recorded in
   acquisition...........           --           --            --            --    (1,375,555)
  Property received in
   exchange for debt.....           --           --            --            --      (891,870)
  Other deferred costs...           --           --            --            --      (664,000)
  Acquisition of oil and
   gas properties with
   common and redeemable
   preferred stock.......           --    7,435,077            --            --            --
  Dividend of property
   to stockholder........           --      133,447            --            --            --
  Stock issued for
   release of
   collateral............           --           --       220,783       220,783            --
  Stock option issued
   for debt account......           --           --     1,258,256     1,258,256            --
  Stock issued for
   redemption of
   preferred stock,
   accrued dividends and
   interest payable......           --           --     1,826,766     1,826,766            --
  Sale of properties in
   exchange for
   marketable
   securities............           --           --     3,087,118     3,087,118            --
  Acquisition of
   properties............           --           --       119,232       119,232            --

          See accompanying notes to consolidated financial statements.

                            XPLOR ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

             DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Organization

The consolidated financial statements include the accounts of XPLOR Energy, Inc. (XPLOR) and its wholly-owned subsidiaries (collectively, the Company). Effective in September 1997, XPLOR succeeded to the operations of Araxas Energy Corporation (AEC) and its wholly-owned subsidiaries, Araxas Exploration, Inc.
(AEI), Araxas SPV-1 (SPV) and Gulfland Industries, Inc. (GII). The unaudited balance sheet as of September 30, 1997 also includes the accounts of South Coast Exploration Company (South Coast), SOCO Exploration, L.P. (SOCO) and Interactive Exploration Solutions, Inc. (INEXS) (collectively, the South Coast entities), following the acquisition of the South Coast entities by the Company as of September 30, 1997 for accounting purposes. Such acquisition was accounted for as a purchase. See Note (12) for a description of other transactions consummated in connection with such transaction. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company conducts oil and gas exploration, drilling and development operations along the Texas and Louisiana Gulf Coasts and in Alabama. Prior to its divestiture in April 1997, GII provided contract operating services to the Company and third parties in the Gulf of Mexico.

Revenue Recognition

Owners of oil and gas properties often take more or less production from a property than entitled to based on their ownership percentages in the property, which results in a condition known in the industry as a production imbalance. The Company follows the sales method of accounting for production imbalances. Under this method, the Company recognizes revenues on production as it is taken and delivered to its purchasers. The Company's oil and gas imbalances were not significant at December 31, 1995 and 1996.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of less than ninety days to be cash and cash equivalents.

Investment Securities

The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold until maturity. All other securities not included in the trading or held-to-maturity categories are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED) earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Property and Equipment

The Company follows the full cost method of accounting for oil and gas properties, whereby all productive and nonproductive property acquisition, exploration and development costs are capitalized. Such capitalized costs include lease acquisition costs, delay rentals, geophysical, geological and other costs, drilling, completion and other related costs and direct general and administrative expenses associated with property acquisition, exploration and development activities. Capitalized general and administrative costs include internal costs such as salaries and related benefits paid to employees to the extent that they are directly engaged in such activities, as well as all other directly identifiable general and administrative costs associated with such activities, and do not include any costs related to production, general corporate overhead, or similar activities. Capitalized internal general and administrative costs were $462,000 in 1994, $187,000 in 1995 and $857,000 in
1996.

All capitalized costs of oil and gas properties and estimated future development and dismantlement costs are amortized using the unit-of-production method based on the ratio of current production to total proved recoverable oil and natural gas reserves. Investment in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. Unevaluated costs of $58,000 and $933,000 were excluded from amortization at December 31, 1995 and 1996, respectively. Unevaluated properties are assessed quarterly to determine whether any impairment has occurred. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized cost to be amortized. Abandonments of properties are accounted for as adjustments to capitalized costs with no loss recognized.

Depreciation, depletion and amortization expense per equivalent thousand cubic feet of production was $0.79 in 1994, $0.78 in 1995 and $0.65 in 1996.

In accordance with the full cost method of accounting, the net capitalized costs of oil and gas properties less related deferred income taxes for each cost center are limited to the sum of the estimated future net revenues from the properties at current prices less estimated future expenditures, discounted at 10%, and unevaluated costs not being amortized, less income tax effects related to differences between the financial and tax bases of the properties, computed on a quarterly basis.

Depletion expense and limits to capitalized costs are based on estimates of oil and gas reserves which are inherently imprecise and assume current prices for future net revenues. Accordingly, it is reasonably possible that the estimates of reserves quantities and future net revenues could differ materially in the near term from amounts currently estimated.

Gains and losses on sales of oil and gas properties are not recognized in income unless the sale involves a significant portion of the reserves. A gain of $1,319,997 was recorded in 1994.

All other property and equipment are stated at original cost. Depreciation on other property and equipment is calculated on the straight-line method over the estimated useful lives of the assets which range from 5 to 15 years.

Dismantlement, Restoration and Environmental Costs

The estimated costs, net of salvage value, of dismantling facilities and site remediation on projects with limited lives or facilities that are required to be dismantled by contract, regulation or law, and the estimated costs of

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED) restoration and reclamation of land associated with such projects are accrued on a unit-of-production basis during operations. Such costs are included in depreciation, depletion and amortization charges in the current period.

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release or petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Impairment of Long-Lived Asset and Long-Lived Assets to Be Disposed Of

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets, other than oil and gas properties under the full cost method, and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have any impact on the Company's financial position or results of operations.

Capitalized Interest

The Company capitalizes interest on expenditures made in connection with major exploration and development projects that are not subject to current amortization. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use. There was no interest capitalized in the three years ended December 31, 1996.

Restricted Cash--Escrow Agreements

The Company is contractually obligated by the terms of purchase agreements to contribute funds to escrow accounts amounting to $1,556,000 for the future dismantlement and abandonment of certain oil and gas properties over the reserve life of these properties. The restricted cash is recorded as an other asset.

Debt Financing Costs

Costs incurred in obtaining debt financing have been capitalized and are being amortized over the term of the respective loan.

Derivative Financial Instruments

The Company applies hedge accounting for those derivative financial instruments that are designated as a hedge. In order to qualify as a hedge, price movements in the underlying commodity derivative must be highly correlated with the hedged commodity. Monthly cash settlements of oil and gas price swaps are reported as a component of revenue and cash flows from operations. The settlements are based on the difference between the fixed swap price and the New York Mercantile Exchange closing prices for each month during the life of the swaps. Gains or losses attributable to the termination of a swap contract are deferred on the balance sheet and recognized in revenue

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED) when the hedged crude oil and natural gas is sold. There were no terminations during 1996, 1995 or 1994. When a derivative financial instrument ceases to qualify as a hedge, or is not so designated, the change in fair value of the derivative financial instrument is recognized in earnings currently.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Options

Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provision of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Earnings Per Share

The weighted average number of common shares outstanding for the computation of earnings per share reflects the assumed exercise of dilutive stock awards, options and warrants. In accordance with SEC accounting requirements, stock awards, options and warrants issued at a discount to the expected offering price and within the preceding year of the filing of the Company's registration statement for its public offering are reflected as outstanding common shares for all periods presented.

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 regarding earnings per share. SFAS No. 128 replaces the presentation of primary earnings per share (EPS) with the presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. SFAS No. 128 also requires dual

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED) presentation of basic EPS and diluted EPS on the face of the income statement and requires a reconciliation of the numerators and denominators of basic EPS and diluted EPS. The Company will adopt SFAS No. 128 for the quarter ended December 31, 1997.

In June 1997, FASB issued SFAS No. 130 regarding reporting comprehensive income, which establishes standards for reporting and display of comprehensive income and its components. The components of comprehensive income refer to revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS No. 130 requires that all items recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed in equal prominence with the other financial statements; the total of other comprehensive income for a period is required to be transferred to a component of equity that is separately displayed in a statement of financial condition at the end of an accounting period. SFAS No. 130 is effective for both interim and annual periods beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt SFAS No. 130 for the fiscal year ending December 31, 1998.

In June 1997, FASB issued SFAS No. 131 regarding disclosures about segments of an enterprise and related information. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for periods beginning after December 15, 1997. The Company will adopt SFAS No. 131 for the fiscal year ending December 31, 1998.

The Company believes that adoption of these financial accounting standards will not have a material effect on its financial condition or results of operations.

Interim Financial Statements

The interim financial statements of the Company included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

In the opinion of the Company, all adjustments, consisting of normal recurring accruals, necessary to present fairly the information in the accompanying interim financial statement have been included. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

(2) STOCK SPLIT

In November 1997, XPLOR paid a stock dividend to effect a 23.2-for-one split of its common stock. As a result of the stock split, the number of outstanding shares of common stock was increased to 4,709,413 shares outstanding from 202,992 shares outstanding immediately prior to the stock split. The stockholders' equity accounts on the accompanying balance sheets have been restated to give retroactive recognition to the stock split for all periods presented. In addition, all references to number of shares of common stock and per share amounts have been restated throughout these financial statements.

(3) INVESTMENT IN MARKETABLE SECURITIES

In connection with the sale of certain oil and gas properties in 1996, the Company received $3,087,118 in marketable equity securities as proceeds from the sale.

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

The carrying value and estimated market value of securities at December 31, 1996 are as follows:

                                                     --------------------------

                                                                GROSS
                                                           UNREALIZED
                                                      COST     LOSSES FAIR VALUE
Corporate equity securities held for trading... $3,087,118  $462,999  $2,624,119
                                                ==========  ========  ==========

The gross unrealized loss of $462,999 was included in other expense at December 31, 1996.

These securities were subsequently sold in 1997 for a realized loss of $578,452.

(4) ACQUISITION OF OIL AND GAS PROPERTIES

During 1996, the Company acquired the interest in the Main Pass 35 field and related pipeline assets held by Gulfland Resources, Inc. (GRI) and all of the stock of GII for approximately $7,700,000 cash, a non-interest-bearing note for $620,000 and 137,599 shares of the stock of the Company, then valued at $3.63 per share (the Gulfland Acquisition). The Company has also agreed to form a limited liability company, AXEX, LLC (AXEX) that would be assigned the right to receive revenues from a certain production handling and operating agreement, with AXEX owned 99% by GRI and 1% by the Company, until approximately $2,000,000 is received by GRI, at which time the ownership of AXEX reverts entirely to the Company (The AXEX Obligation). The AXEX Obligation has been accounted for as a contingent liability, with payments to GRI recorded as additional costs of the Gulfland Acquisition as incurred. Pursuant to terms of the Gulfland Acquisition agreements, the Company has the right, under certain conditions, to reacquire the 137,599 shares of the Company's stock for the sum of $500,000 through July 6, 1999.

On the same day as the Gulfland Acquisition was closed, the Company acquired, for $1,383,000 cash, additional interests in the Main Pass 35 field from another party. These two acquisitions (collectively, the Main Pass 35 Acquisition) resulted in the purchase of approximately 18.8 Bcfe in proved reserves. Further, the Company also made another purchase of approximately 1.0 Bcfe for cash of $882,000.

During 1995, the Company acquired oil and gas properties representing 4.5 Bcfe of proved reserves from New West Resources, Inc. (NWR). The purchase price of approximately $7,400,000 consisted of 580,000 shares of common stock, $1,500,000 in redeemable preferred stock and an $827,000 notes payable to the seller (the NWR Acquisition). The acquisition was accounted for as a purchase effective as of May 1995.

The following summarized pro forma (unaudited) information assumes the South Coast merger (see Note 13) and the Main Pass 35 Acquisition had occurred on January 1, 1995 and January 1, 1996, respectively.

                                                                         ----------------
                                                                          DECEMBER 31,
                                                                            1995     1996
                                                                         -------  -------
Revenues................................................................ $ 7,009  $12,917
Net loss................................................................  (2,986)  (3,445)
Net loss per share...................................................... $ (0.69) $ (0.54)
                                                                         =======  =======

The pro forma results are not necessarily indicative of those that would have occurred had the acquisitions taken place at the beginning of 1995 or 1996, respectively. The above amounts reflect adjustments for interest on the incremental debt financing and the notes payable issued as part of the purchase price and depreciation on revalued property and equipment and do not reflect the April 1997 disposition of GII.

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(5) LONG-TERM DEBT

The Company's long-term debt is as follows:

                                          -----------------------------------
                                               DECEMBER 31,
                                          ----------------------  SEPTEMBER 30,
                                                1995        1996           1997
                                          ---------- -----------  -------------
                                                                    (UNAUDITED)
$35,000,000 bridge loan facility with
 Credit Lyonnais, New York Branch
 (Credit Lyonnais), interest based on
 the short-term London Interbank Offered
 Rates (LIBOR) plus a margin of 4.3%
 (10% at September 30, 1997) payable at
 the underlying LIBOR maturity(a).......                           $30,750,000
Note payable due July 31, 1998, to ERI
 Investments, Inc. (ERI Note), an
 affiliate of an owner of the Company,
 unsecured, interest at 9% payable at
 maturity...............................                             5,000,000
Employee Note, payable at the earlier of
 December 31, 1998 or $2,200,000 payable
 at the date of the IPO or upon merger
 or sale of a significant portion of the
 Company's assets or stock, unsecured,
 bears interest at 5.81%, payable at
 maturity...............................                             1,350,000
Shareholder notes, payable on September
 24, 1998, discounted at 12%, payable at
 maturity...............................                             2,680,000
$42,500,000 revolving line of credit
 with Stratum Group Energy Partners,
 L.P., a private financing company
 (Stratum), with interest at prime plus
 2.5% (10.75% at December 31, 1996)
 resulting in an 18% effective rate net
 of discount. Repayment is based on the
 cash flow of the Company, and is
 collateralized by all oil and gas
 properties and equipment, accounts
 receivable and marketable securities;
 due in dates ranging from August 2002
 to August 2003.........................          -- $23,647,598
Less discount for override and options
 (b)....................................          --  (3,587,408)
Note payable to stockholder due in
 annual installments of principal and
 interest beginning July 1997;
 discounted at 10%; due July 1999.......          --     535,152       559,717
Note payable to stockholder due in
 twelve quarterly installments beginning
 December 31, 1995 at prime plus 9%
 (17.5%); secured by certain oil and gas
 properties (c).........................  $3,350,000          --
Note payable due May 1, 1996, with
 interest payable monthly at 15%;
 secured by certain oil and gas
 properties.............................   1,500,000          --
Note payable due in two installments:
 $400,000 on February 1, 1997 and
 $427,000 on February 1, 1998; interest
 at prime (8.5%) with interest payable
 annually on February 1; note guaranteed
 by NWR.................................     827,000     827,000       427,500
                                          ---------- -----------   -----------
                                           5,677,000  21,422,342    40,767,217
Less current maturities.................   2,733,333     576,449    39,210,550
                                          ---------- -----------   -----------
                                          $2,943,667 $20,845,893    $1,556,667
                                          ========== ===========   ===========

--------

(a)See Note 13 for certain information regarding the Credit Agreement with Credit Lyonnais.

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(b)As an inducement to Stratum, the Company provided Stratum with a 5.5% overriding royalty interest on its existing oil and gas properties. Similarly, the Company granted Stratum an option to purchase 15% of the common stock of the Company at such date for $1,250,000. This option is exercisable at any time beginning January 1, 1997 through the expiration of the option on June 30, 1999. The estimated fair value of the override and the option was recorded as a discount to the debt and is being amortized over the life of the loan.

(c) This note was retired in 1996 with the proceeds from the revolving line of credit.

The Company was not in compliance with certain restrictive covenants of the revolving line of credit at December 31, 1996. The Company obtained waivers to such covenants at December 31, 1996 and through August 31, 1997. In September 1997, this indebtedness was refinanced with Credit Lyonnais through May 1998 and accordingly is reflected as long-term debt at December 31, 1996.

Estimated aggregate maturities of long-term debt (prior to the Credit Lyonnais refinancing) for the four years following December 31, 1996 are as follows:

                                                                     -----------
YEAR ENDED                                                                AMOUNT
DECEMBER 31,                                                         -----------
  1997.............................................................. $   576,449
  1998..............................................................   5,118,409
  1999..............................................................  11,790,614
  2000..............................................................   3,936,870
                                                                     -----------
                                                                     $21,422,342
                                                                     ===========

(6) REDEEMABLE PREFERRED STOCK

In conjunction with the NWR Acquisition in May 1995, AEC issued 10,000 shares of redeemable preferred stock with a redemption value of $150 a share, redeemable at the option of the stockholder in lots of 2,500 shares annually from December 31, 1997 through December 31, 2002. The preferred stock began accruing dividends January 1, 1996 at an amount equal to the prime rate and was payable upon redemption of the stock. In July 1996, the Company negotiated the settlement of the redeemable preferred shares of $1,500,000 and related accrued dividends of $67,000 and accrued interest payable of $259,000 on a note payable to the preferred stockholder in exchange for the issuance of 172,469 common shares which represents 4.7% of the total outstanding shares of the Company.

(7) INCOME TAXES

Income tax expense (benefit) represents deferred income taxes for each of the three years ended December 31, 1996.

Total income taxes were different than the amounts computed by applying the statutory income tax rate to income (loss) before income taxes. The sources of these differences are as follows:

                                                  ----------------------------
                                                     1994      1995       1996
                                                  ------- ---------  ---------
Income tax computed at statutory rate............ $23,038 $(881,621) $(874,937)
Adjustments resulting from:
  State income taxes (net of federal income tax
   effect).......................................   1,975   (75,568)   (74,995)
  Change in valuation allowance..................      --        --    824,653
  Other, net.....................................     671     7,958     89,322
                                                  ------- ---------  ---------
Total income tax expense (benefit)............... $25,684 $(949,231) $ (35,957)
                                                  ======= =========  =========

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities (assets) at December 31, 1995 and 1996 are as follows:

                                                   ------------------------
                                                          1995         1996
                                                   -----------  -----------
Oil and gas exploration and development costs..... $ 2,192,226  $ 1,748,537
                                                   -----------  -----------
  Gross deferred tax liabilities..................   2,192,226    1,748,537
                                                   -----------  -----------
Net operating loss carryforward...................  (1,657,329)  (1,806,070)
Stock option compensation.........................    (498,940)    (498,940)
Unrealized losses on equity securities............          --     (175,940)
Organization costs................................          --      (92,240)
                                                   -----------  -----------
Gross deferred tax assets.........................  (2,156,269)  (2,573,190)
Less valuation allowance..........................          --      824,653
                                                   -----------  -----------
  Net deferred tax assets.........................  (2,156,269)  (1,748,537)
                                                   ===========  ===========
Net deferred tax liabilities...................... $    35,957           --
                                                   ===========  ===========

The Company recorded a valuation allowance for deferred tax assets in 1996 of $824,653. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities in making this assessment. In order to fully realize all deferred tax assets, the Company will need to generate future taxable income of approximately $4,700,000 prior to the expiration of the net operating loss carryforwards in 2012. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(8) CONTINGENCIES

The Company is involved in litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company's consolidated financial condition, results of operations or liquidity.

(9) EMPLOYEE BENEFITS

The Company has entered into employment agreements with several key employees. The agreements provide for bonuses payable to the employees based on several different factors, including employee performance, revenues of the Company and property sales. At December 31, 1996, the Company has accrued approximately $34,000 in bonuses. There were no accrued bonuses at December 31, 1995.

Based on these employment agreements, the Company also assigns overriding royalties to several key employees on certain exploration prospects. The amount of the override reserved for employees ranges from 2% to 3% of the Company's interest, and such amounts are deducted from revenue when earned.

Also pursuant to the employment agreements, three employees were granted in 1995 immediately exercisable options to purchase 248,936 shares of the outstanding stock of the Company. These options all have three year terms and are forfeited if the employee leaves the Company without having exercised them. In connection with

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED) this grant the Company recognized $1,313,000 in compensation expense in 1995, because the exercise price of the options was less than the estimated fair value at the date of grant.

(10) LEASE COMMITMENTS

The Company has entered into various noncancelable operating lease agreements, primarily for office rent and office equipment. As of December 31, 1996, future minimum payments under these lease agreements are as follows:

                                                                      ----------
YEAR ENDING
DECEMBER 31,                                                              AMOUNT
 1997................................................................ $  220,488
 1998................................................................    228,186
 1999................................................................    228,186
 2000................................................................    228,186
 2001................................................................    244,488
 Thereafter..........................................................  1,018,685
                                                                      ----------
                                                                      $2,168,219
                                                                      ==========

Rental expense for 1994, 1995 and 1996 was approximately $56,000, $84,000 and $220,000, respectively.

(11) STOCK OPTIONS

The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation. Had compensation costs been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company's pro forma net loss and loss per share would have been unchanged for the year ended December 31, 1996 and would have been as follows for the year ended December 31, 1995:

                                                                   -----------
                                                                          1995
                                                                   -----------
Net loss
  As reported..................................................... $(1,569,687)
  Pro forma.......................................................  (1,641,201)
Primary earnings per share
  As reported.....................................................       (0.64)
  Pro forma.......................................................       (0.67)

The fair value of each option grant is estimated on the date of the grant using the minimum value method and the following assumptions were used for the grants issued in 1995:

                                                                  --------------
Risk free rate................................................... 5.88% to 6.86%
Expected life of options......................................... 3 years

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

A summary of the Company's employee stock options at December 31, 1995 and 1996, and changes during the years ended on those dates, is presented below:

                               -------------------------------------------------
                                         1995                     1996
                                       WEIGHTED-AVERAGE         WEIGHTED-AVERAGE
                                SHARES   EXERCISE PRICE  SHARES   EXERCISE PRICE
                               ------- ---------------- ------- ----------------
Outstanding at beginning of
 year........................       --         --       248,936      $1.71
Granted......................  248,936      $1.71
Exercised....................       --         --            --         --
Forfeited....................       --         --            --         --
Outstanding at end of year...  248,936       1.71       248,936       1.71
Options exercisable at end of
 year........................  248,936       1.71       248,936       1.71

The following table summarizes information about employee stock options outstanding at December 31, 1996:

--------------------------------------------------------------------------------

                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
RANGE OF              WEIGHTED-AVERAGE
EXERCISE       NUMBER        REMAINING WEIGHTED-AVERAGE      NUMBER WEIGHTED-AVERAGE
  PRICES  OUTSTANDING CONTRACTUAL LIFE   EXERCISE PRICE OUTSTANDING   EXERCISE PRICE
--------  ----------- ---------------- ---------------- ----------- ----------------
$1.51-
1.90        248,936      1.4 years          $1.71         248,936        $1.71

(12) HEDGING ACTIVITIES AND FINANCIAL INSTRUMENTS

In 1996, the Company entered into commodity price swap agreements as required by the terms of its credit facility with its Lender. These agreements provide for the Company to receive or make payments to the Lender on the differential between a fixed price and variable indexed price on a monthly basis. Gains and losses related to the swap agreements are recognized as an adjustment to revenues when the transaction occurs.

The Company is receiving fixed prices of from $17.82 to $18.16 per Bbl of oil, covering a total of 1,460,000 Bbls over the life of the swaps, from May 1996 through December 2001. The Company also entered into two gas price swaps, receiving fixed prices of $2.04 and $2.0725 per MMBtu, covering a total of 3,225,000 MMBtus over the life of the swaps, from May 1996 through December 2001. As of December 31, 1996, the swapped volumes represent approximately 76% and 18%, respectively, of the estimated future oil and gas production of the Company during the remaining term of the swaps. Oil and gas revenues were decreased by $598,000 in 1996 as a result of these swaps. The price swaps were terminated in September 1997. See Note 13.

These swaps expose the Company to counterparty credit risk to the extent the counterparty is unable to meet its monthly settlement commitment to the Company. The risk is ameliorated by the credit relationship and outstanding borrowings from the lender.

Determination of Fair Values of Financial Instruments

Fair value for cash, short-term investments, receivables, payables and long-term debt approximates carrying value. The Company was exposed to an unrealized loss of $3,744,000 to terminate the oil and gas price swaps held at December 31, 1996. These swaps were terminated in connection with the debt refinancing with Credit Lyonnais as discussed below.

(13) SUBSEQUENT EVENTS

In April 1997 the Company sold all of the stock of GII to D-O-R Production Management, L.L.C. (DOR), a limited liability company in which the Company retained a 25% nonmanaging member interest. The investment in DOR is accounted for using the cost recovery method.

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

On July 7, 1997, in anticipation of the transactions contemplated by the Acquisition Agreement, the Company borrowed $5,000,000 from ERI Investments, Inc., a company affiliated with one of the owners of South Coast and SOCO, evidenced by a promissory note (the ERI Note). The ERI Note is unsecured, matures on July 31, 1998 and bears interest at 9% payable at maturity.

On August 19, 1997, an agreement was entered into by XPLOR, a Delaware corporation formed July 2, 1997 to effect the non-taxable merger, AEC, South Coast, INEXS, SOCO and certain owners of the stock of AEC, South Coast, INEXS and SOCO (the Acquisition Agreement), which provided for the acquisition by AEC and its subsidiaries of South Coast, INEXS and SOCO, with XPLOR as the new parent company. The Acquisition Agreement was closed on September 24, 1997, with XPLOR issuing stock to the previous owners of AEC, South Coast, INEXS, and SOCO. In addition, three notes of $1,000,000 each were created by XPLOR payable to the principals of INEXS and secured by the stock of INEXS (the INEXS Shareholder Notes). The INEXS Shareholder Notes are payable on or before September 24, 1998 and do not bear interest. The Acquisition Agreement has been accounted for as a purchase, effective September 30, 1997, of South Coast, INEXS and SOCO by XPLOR, as successor to AEC and 67% stockholders of XPLOR. Accordingly, the September 30, 1997 unaudited balance sheet includes amounts for the South Coast Companies. The results of operations for the South Coast Companies will be included in the Company's statement of operations from that date.

Dollars in thousands, except per share data
Issuance of 1,785,425 shares of XPLOR common stock to South
 Coast valued at an estimated fair value of $5.39 per share.   $9,623
Issuance of Combination Notes to principals of South Coast,
 net of discount of $320....................................    2,680
Negative working capital assumed............................      289
Estimated transaction costs.................................      344
                                                              -------
  Total purchase price......................................  $12,936
                                                              =======
                                                                 FAIR HISTORICAL
                                                                VALUE       COST
                                                              ------- ----------
Purchase allocation:
  Oil and gas properties ...................................   11,249    9,058
  Office equipment and other................................      312      312
  INEXS goodwill............................................    1,375       --
                                                              -------  -------
  Total.....................................................  $12,936  $ 9,370
                                                              =======  =======

Also on September 24, 1997, the Company entered into a credit agreement with Credit Lyonnais secured by all of the oil and gas properties of the Company and the stock of all significant subsidiaries (the Credit Agreement) and repaid the balance owed under its revolving line of credit with Stratum (the Stratum
Debt). The Company was required by the terms of the Stratum Debt to maintain certain oil and gas commodity price swaps. Those swaps were liquidated on September 24, 1997, resulting in losses of $2,785,000, which have been deferred and will be amortized over the life of the underlying swap agreements, through 2001 and included in the measurement of the hedged oil and gas revenues.

The Credit Agreement provides a bridge loan through May 24, 1998, as well as a revolving loan following and contingent upon the partial repayment of the bridge loan. The bridge loan is for an amount of up to $35,000,000 and bears interest at the Credit Lyonnais short-term commercial loan rate plus 2.5% per annum, payable quarterly, or, at the option of the Company, a fixed rate based on short-term London Interbank Offered Rates

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(LIBOR) plus a margin of 4.3% per annum, payable at the underlying LIBOR maturities. At September 30, 1997, the LIBOR rate, including margin, that was in effect was 10% and the outstanding amount under the Credit Agreement was $30,750,000, leaving an amount of $4,250,000 available. Interest rates for advances under the bridge loan will increase by 1% per annum at March 24, 1998 and by 2% per annum at April 24, 1998. The Credit Agreement contemplates the Company will complete an initial public offering of XPLOR's stock (the IPO), and requires that some of the IPO proceeds will be used to repay some or all of the bridge loan, so that the remaining outstanding borrowings will be not greater than the amount available under the revolving loan. In connection therewith, approximately $0.6 million of unamortized debt financing costs will be written off when the bridge loan is retired at the expected IPO date. The revolving loan is for a three-year period, to September 24, 2000, and is for an amount of up to $20,000,000, subject to a semi-annually redetermined borrowing base which is predicated on the Company's oil and gas reserves. The first borrowing base redetermination will be as of March 31, 1998. As of September 30, 1997 the borrowing base was $20,000,000. Advances under the revolving loan will bear interest at the Credit Lyonnais short-term commercial rate, payable quarterly, or, at the option of the Company, short-term LIBOR rates plus a margin of 1.0% per annum, payable at the underlying LIBOR maturities. Rates under the revolving loan are subject to an increase of 0.25% per annum if funded debt exceeds 40% of total capitalization and, under the LIBOR option, are subject to an increase of 0.25% per annum if borrowings exceed 50% of the borrowing base and 0.5% per annum if borrowings exceed 75% of the borrowing base. The Company paid an arrangement/structuring fee of $1,000,000 for the bridge loan and will pay a fee of 0.643% for draws under the bridge loan. These amounts have been capitalized at September 30, 1997, along with certain legal, engineering and consulting expenses. The Company also pays a quarterly commitment fee of 0.5% under the bridge loan and 0.375% under the revolving loan for amounts available but not borrowed. The Company is subject to certain covenants under the terms of the Credit Agreement and must meet certain financial tests. In particular, the Company must maintain a minimum tangible net worth of $5.5 million plus 75% of net income (without deduction for losses) after July 1, 1997 plus 75% of the net proceeds from the issuance of equity securities and, commencing in March 1998, must maintain a minimum current ratio of 1 and a minimum fixed charge coverage ratio of 3 to 1. The Credit Agreement prohibits mergers, dividends, dispositions of assets and changing the nature of the Company's business, and places restrictions on incurring additional indebtedness and liens and investments.

If the IPO is not consummated prior to May 1998, the Company will be required to refinance the bridge loan at that time or alternatively seek additional sources of equity or debt financing. There can be no assurance the Company will be able to successfully negotiate such equity or debt financing.

In connection with the Credit Agreement, the Company entered into a warrant agreement with Credit Lyonnais that provides for the issuance to Credit Lyonnais of a number of shares of the Company's stock equal to 5% of the number of shares issued by the Company pursuant to the IPO (the Warrant Agreement). The Warrant Agreement allows for the exercise, in whole or part, for two years from the date of the effectiveness of the IPO and requires the payment of an amount per share of 125% of the public offering price determined in the IPO. The Warrant Agreement provides for adjustment to the number of shares subject to the warrant in the event of stock splits and for corporate transactions with third parties. The fair value of the contingent option will be recognized as a discount on the bridge loan and credited to additional paid-in capital at the IPO date.

In conjunction with the Acquisition Agreement, certain former employees left the Company and related agreements were entered into to effect the termination of their employment contracts. Pursuant to those agreements, 110,200 shares of the Company's stock were issued at par value to former employees in exchange for their outstanding stock options. In addition, the Company entered into an agreement with one of the former employees to purchase the stock of a company owned by the employee, the principal assets of which are working

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

interests in properties in which AEC already owns interests, and to cancel that employee's stock options for consideration of $2,950,000. Of this amount, $750,000 was paid at closing and a note for $2,200,000 was given by the Company for the balance (the Employee Note). The Employee Note is unsecured, bears interest at 5.81%, payable at maturity, and matures at the earlier of December 31, 1998 or the date of the IPO or upon merger or sale of a significant portion of the Company's assets or stock (Other Sale). If no IPO or Other Sale has been closed by December 31, 1998, the principal amount due on the Employee Note will be $1,350,000, which shall be immediately payable. Oil and gas properties will be increased by $886,390 ($1,736,390 upon completion of the IPO) for its allocable portion of the proceeds. In addition, certain current employees were granted 61,619 shares pursuant to their contracts. In conjunction with these transactions, stock-based compensation of $1,323,722 was recognized for the nine months ended September 30, 1997.

In October 1997, in connection with a former executive officer's becoming a nonemployee director of the Company, the Company issued to such executive officer a $1.0 million note (the Rowsey Note), which bears no interest, matures upon closing of the IPO and will be expensed as compensation.

The Rowsey Note, ERI Note, the INEXS Shareholder Notes and Employee Note are subordinated to the Credit Agreement.

The Company has filed a registration statement with the SEC to register shares expected to be sold in an initial public offering. The following pro forma supplemental earnings per share information assumes that a portion of the proceeds from such offering will be used to retire the Company's outstanding indebtedness for the periods presented and excludes the costs of the extinguishment of debt in 1997.

       (UNAUDITED)
       Year ended December 31, 1996..................................... $ 0.07
                                                                         ======
       Nine months ended September 30, 1997............................. $(0.16)
                                                                         ======

(14) SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Included herein is information with respect to oil and gas acquisition, exploration, development and production activities, which is based on estimates of year-end oil and gas reserve quantities and estimates of future development costs and production schedules. The prices used in the reserve estimates are prices the Company was receiving at each year end except where fixed and determinable price escalations or oil and gas hedges are provided by contract. Reserve quantities and future production at December 31, 1996 are based upon reserve reports prepared by the independent petroleum engineering firm of Netherland, Sewell & Associates, Inc. The reserve estimates as of December 31, 1994 and 1995 were derived from the reports of certain independent engineers.

These estimates are inherently imprecise and subject to substantial revision. The Company cautions that there are many uncertainties inherent in estimating proved reserve quantities, and in projecting future production rates and the timing of future development expenditures, including many factors beyond the control of the producer. Accordingly, these estimates are subject to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of an estimate may justify revision of the estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

Estimates of future net cash flows from proved reserves of oil and gas were made in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities. The estimates are based on prices the Company was receiving at the respective date. Estimated future cash inflows are reduced by estimated future development and production costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED) future tax expense. Tax expense is calculated by applying the existing statutory tax rates, including any known future changes. The results of these disclosures should not be construed to represent the fair market value of the Company's oil and gas properties. A market value determination would include many additional factors including: (i) anticipated future increases and decreases in oil and gas prices and production and development costs; (ii) an allowance for return on investment; (iii) the value of additional reserves not considered proved at the present, which may be recovered as a result of further exploration and development activities; and (iv) other business risks.

In computing the present value of the estimated future net cash flows, a discount factor of 10% was used pursuant to SEC regulations to reflect the timing of those net cash flows. Present value, regardless of the discount rate used, is materially affected by assumptions about timing of future production, which may prove to be inaccurate. The following reserve value data represent estimates only, which are subject to uncertainty given the current energy markets.

Capitalized Costs and Oil and Gas Producing Activities

The following table sets forth the aggregate amounts of capitalized costs relating to the Company's oil and gas producing activities and the aggregate amount of related accumulated depreciation, depletion and amortization as of the dates indicated.

                                                       ------------------------
                                                            DECEMBER 31,
                                                              1995         1996
                                                       -----------  -----------
Proved properties..................................... $13,818,000  $23,255,000
Unproved properties...................................      58,000      933,000
Less accumulated depreciation and amortization........    (708,000)  (2,213,000)
                                                       -----------  -----------
Net capitalized costs................................. $13,168,000  $21,975,000
                                                       ===========  ===========

Costs incurred in Oil and Gas Producing Activities

The following table reflects the costs incurred in oil and gas property acquisition, exploration and development activities during the periods indicated.

                                              ----------------------------------
                                                   YEAR ENDED DECEMBER 31,
                                                    1994        1995        1996
                                              ---------- ----------- -----------
Property acquisition costs:
  Proved properties..........................         -- $ 7,435,000 $ 9,468,000
  Unproved properties........................ $  757,000   2,005,000   1,102,000
Exploration costs............................  1,594,000   1,448,000   2,234,000
Development costs............................         --   2,017,000   4,329,000
                                              ---------- ----------- -----------
                                              $2,351,000 $12,905,000 $17,133,000
                                              ========== =========== ===========

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

Results of Operations for Producing Activities

                                                 -------------------------------
                                                    YEAR ENDED DECEMBER 31,
                                                     1994        1995       1996
                                                 --------  ---------- ----------
Revenues from oil and gas producing activities.  $190,000  $1,376,000 $6,043,000
Production costs...............................   257,000     395,000  2,169,000
Depreciation, depletion and amortization.......    73,000     612,000  1,569,000
Income tax expense (benefit)...................   (48,000)    125,000    784,000
                                                 --------  ---------- ----------
Results of operations from producing activities
 (excluding corporate overhead and interest
 costs)........................................  $(92,000)  $ 244,000 $1,521,000
                                                 ========  ========== ==========

The following table sets forth the Company's interest in estimated total proved oil and gas reserves for years ended December 31, 1994, 1995, and 1996:

                                                           ---------------------
                                                                 OIL
                                                              (BBLS)   GAS (MCF)
                                                           ---------  ----------
  Balance, December 31, 1993..............................   550,300     748,800
  Revisions of previous estimates.........................  (215,200)    113,100
  Discoveries and extensions..............................   124,700   3,914,200
  Production..............................................    (3,700)    (74,300)
                                                           ---------  ----------
  Balance, December 31, 1994..............................   456,100   4,701,900
  Revisions of previous estimates.........................  (247,200) (2,747,400)
  Discoveries and extensions..............................   420,700   5,855,500
  Purchases of reserves...................................     6,000   4,464,000
  Production..............................................   (43,500)   (460,400)
                                                           ---------  ----------
  Balance, December 31, 1995..............................   592,100  11,813,600
  Revisions of previous estimates.........................  (167,400) (1,431,500)
  Discoveries and extensions..............................   564,000  17,038,100
  Purchases of reserves................................... 3,015,200   1,723,900
  Sales of reserves.......................................  (175,000)   (279,700)
  Production..............................................  (153,700) (1,256,500)
                                                           ---------  ----------
  Balance, December 31, 1996.............................. 3,675,200  27,607,900
                                                           =========  ==========
    Proved developed reserves, December 31, 1994 .........     5,400      87,900
    Proved developed reserves, December 31, 1995..........   197,400  10,133,500
    Proved developed reserves, December 31, 1996.......... 2,599,200  12,390,900

Proved reserves are estimated quantities of natural gas, crude oil, and condensate which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells and existing equipment and operating methods.

                            XPLOR ENERGY, INC.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

Standardized Measure of Discounted Future Net Cash Flows

The following table reflects the Standardized Measure of Discounted Future Net Cash Flows relating to the Company's interest in proved oil and gas reserves as of December 31, 1994, 1995 and 1996. As described in the notes to the financial statements, pursuant to the Stratum Debt, the Company was a party to several long-term commodity price swaps for oil and gas. As of December 31, 1996, the swaps covered 76% and 18%, respectively, of the Company's estimated future oil and gas production over the life of the swaps. The fixed prices to be received under the swaps were significantly lower than the pro forma unhedged year end prices the Company was receiving at December 31, 1996. Accordingly, the 1996 pro forma unhedged column below presents the Standardized Measure of Discounted Future Net Cash Flows, reflecting the elimination of the price swaps (See Note
12):

                              -------------------------------------------------
                                                                      PRO FORMA
                                          DECEMBER 31,                 UNHEDGED
                                     1994        1995         1996         1996
                              ----------- ----------- ------------ ------------
Future cash inflows.......... $17,360,000 $39,788,000 $188,233,000 $202,332,000
Future production costs......   2,040,000   8,138,000   49,480,000   50,591,000
Future development costs.....   1,383,000   1,522,000   14,853,000   14,535,000
                              ----------- ----------- ------------ ------------
Future net cash inflows
 before income taxes.........  13,937,000  30,128,000  123,900,000  137,206,000
Future income taxes..........   4,457,000   7,216,000   37,268,000   42,458,000
                              ----------- ----------- ------------ ------------
Future net cash flows........   9,480,000  22,912,000   86,632,000   94,748,000
10% discount.................   3,177,000   7,837,000   34,040,000   35,593,000
                              ----------- ----------- ------------ ------------
Standardized measure of
 discounted future net cash
 inflows..................... $ 6,303,000 $15,075,000  $52,592,000 $ 59,155,000
                              =========== =========== ============ ============

Principal changes in the Standardized Measure of Discounted Future Net Cash Flows attributable to the Company's proved oil and gas reserves for the periods indicated are as follows. The 1996 pro forma unhedged column below includes the elimination of the price swaps:

                              -------------------------------------------------
                                                                      PRO FORMA
                                                                       UNHEDGED
                                    1994         1995         1996         1996
                              ----------  -----------  -----------  -----------
Balances at beginning of
 year.......................  $3,523,000   $6,303,000  $15,075,000  $15,075,000
Sales of oil and gas, net of
 production costs...........      67,000     (981,000)  (3,874,000)  (3,874,000)
Net change in sales and
 transfer prices, net of
 production costs...........   2,282,000      496,000   (1,735,000)   7,548,000
Discoveries and extensions,
 net of future production
 and development costs......   3,985,000   10,996,000   35,744,000   40,621,000
Changes in estimated future
 development costs..........    (372,000)  (2,321,000)  (2,310,000)  (2,310,000)
Development costs incurred
 that reduced future
 development costs..........     848,000    3,365,000    3,774,000    3,774,000
Revisions of quantity esti-
 mates......................  (1,835,000)  (6,629,000)  (2,671,000)  (4,654,000)
Accretion of discount.......     352,000      881,000    1,748,000    1,748,000
Net change in income taxes..  (1,640,000)      97,000  (13,998,000) (18,230,000)
Purchase of reserves in
 place......................          --    2,609,000   22,143,000   29,531,000
Sale of reserves in place...          --           --    1,507,000    1,506,000
Changes in production rates
 (timing) and other.........    (907,000)     259,000   (2,811,000) (11,580,000)
                              ----------  -----------  -----------  -----------
  Net increase (decrease)...   2,780,000    8,772,000   37,517,000   44,080,000
                              ----------  -----------  -----------  -----------
    Balances at end of year.  $6,303,000  $15,075,000  $52,592,000  $59,155,000
                              ==========  ===========  ===========  ===========

                          INDEPENDENT AUDITORS' REPORT

The Boards of Directors and Partners
South Coast Exploration Company, SOCO
 Exploration, L.P. and Interactive
 Exploration Solutions, Inc.:

We have audited the accompanying combined balance sheets of South Coast Exploration Company, SOCO Exploration, L.P. and Interactive Exploration Solutions, Inc. (collectively, the South Coast Companies) as of December 31, 1996 and 1995, and the related combined statements of earnings, shareholders'/partners' equity, and cash flows, for the years then ended. These combined financial statements are the responsibility of the South Coast Entities management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the South Coast Companies as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                        KPMG PEAT MARWICK LLP

Houston, Texas
September 24, 1997

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

                            COMBINED BALANCE SHEETS


                                                    ----------------------
                                                        DECEMBER 31,
                                                          1995        1996
                                                    ----------  ----------
ASSETS
Current assets:
  Cash............................................. $4,278,378  $2,245,368
  Accounts receivable..............................    314,281     650,058
  Prepaid expenses.................................         --       6,722
                                                    ----------  ----------
    Total current assets...........................  4,592,659   2,902,148
Property and equipment:
  Oil and gas properties (full-cost method)........  2,054,463   7,238,972
  Office equipment and other.......................     80,009     205,947
                                                    ----------  ----------
                                                     2,134,472   7,444,919
  Less: accumulated depreciation, depletion and
   amortization....................................   (236,815)   (492,764)
                                                    ----------  ----------
    Net property and equipment.....................  1,897,657   6,952,155
Other assets.......................................     13,615      19,567
                                                    ----------  ----------
                                                    $6,503,931  $9,873,870
                                                    ==========  ==========
LIABILITIES AND SHAREHOLDERS'/PARTNERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities......... $  840,946  $1,017,057
  Credit line payable..............................     26,000          --
                                                    ----------  ----------
    Total current liabilities......................    866,946   1,017,057
Deferred income taxes..............................     40,554     135,629
                                                    ----------  ----------
    Total liabilities..............................    907,500   1,152,686
Commitments and contingencies
Shareholders'/partners' equity:
  Partners' equity.................................    279,884   3,225,547
  Common stock, $.01 par value; 1,000,000 and
   100,000 shares of SCEC and INEXS authorized, re-
   spectively; 100,000 and 10,000 shares of SCEC
   and INEXS, respectively, issued and outstanding
   at December 31, 1996 and 1995, respectively.....      1,100       1,100
  Additional paid-in capital.......................  4,711,311   4,711,311
  Retained earnings................................    604,136     783,226
                                                    ----------  ----------
    Total shareholders'/partners' equity...........  5,596,431   8,721,184
                                                    ----------  ----------
                                                    $6,503,931  $9,873,870
                                                    ==========  ==========

            See accompanying notes to combined financial statements.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

                        COMBINED STATEMENTS OF EARNINGS


                                     -----------------------------------------
                                         YEAR ENDED        NINE MONTHS ENDED
                                        DECEMBER 31,         SEPTEMBER 30,
                                       1995       1996      1996       1997
                                     ---------  --------- ---------  ---------
                                                              (UNAUDITED)
Operating revenues:
  Oil and gas revenues.............. $ 263,590  $ 686,221 $ 442,184  $ 564,260
  Consulting revenues...............   878,452  1,395,503   999,693  1,281,488
                                     ---------  --------- ---------  ---------
    Total operating revenues........ 1,142,042  2,081,724 1,441,877  1,845,748
Operating expenses:
  Lease operating expenses..........    34,149     68,558    54,699     42,153
  Production taxes and gathering
   fees.............................    15,315     28,915    17,870     49,090
  Consulting and workstation fees...   332,493    606,961   366,308    380,412
  Depreciation, depletion and
   amortization.....................   176,329    256,238   184,390    262,398
  General and administrative
   expenses.........................   983,525  1,089,754   695,304  1,797,303
                                     ---------  --------- ---------  ---------
    Total operating expenses........ 1,541,811  2,050,426 1,318,571  2,531,356
                                     ---------  --------- ---------  ---------
    Operating income (loss).........  (399,769)    31,298   123,306   (685,608)
Other income (expenses):
  Interest income (expense).........   513,836    234,766  (108,598)    43,742
  Other income (expense)............    (6,097)     5,954   (17,095)    27,919
                                     ---------  --------- ---------  ---------
    Total other income..............   507,739    240,720  (125,693)    71,661
                                     ---------  --------- ---------  ---------
    Net income (loss) before income
     taxes..........................   107,970    272,018   248,999   (613,947)
Income tax expense (benefit)........    40,554     95,075    78,589   (122,132)
                                     ---------  --------- ---------  ---------
    Net income (loss)............... $  67,416  $ 176,943 $ 170,410  $(491,815)
                                     =========  ========= =========  =========


            See accompanying notes to combined financial statements.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             COMBINED STATEMENTS OF SHAREHOLDERS'/PARTNERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

           AND NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                         ------------------------------------------------------------------
                          PARTNERS'
                           EQUITY               SHAREHOLDERS' EQUITY
                          EQUITABLE                     ADDITIONAL                    TOTAL
                           CAPITAL     COMMON STOCK       PAID-IN      RETAINED   SHAREHOLDERS'/
                         CORPORATION  SHARES  AMOUNT CAPITAL/(DEFICIT) EARNINGS  PARTNERS' EQUITY
                         -----------  ------- ------ ----------------- --------  ----------------
Balances at January 1,
 1995................... $       --    80,000 $  800    $  (62,467)    $535,265     $  473,598
Issuance of common
 stock..................         --    30,000    300     4,773,778           --      4,774,078
Contributions...........    281,339        --     --            --           --        281,339
Net earnings (loss).....     (1,455)       --     --            --       68,871         67,416
                         ----------   ------- ------    ----------     --------     ----------
Balances
 at December 31, 1995...    279,884   110,000  1,100     4,711,311      604,136      5,596,431
Contributions...........  2,947,810        --     --            --           --      2,947,810
Net earnings (loss).....     (2,147)       --     --            --      179,090        176,943
                         ----------   ------- ------    ----------     --------     ----------
Balances
 at December 31, 1996...  3,225,547   110,000  1,100     4,711,311      783,226      8,721,184
Contributions...........    213,977        --     --            --           --        213,977
Net earnings (loss).....    (12,042)       --     --            --     (491,815)      (503,453)
                         ----------   ------- ------    ----------     --------     ----------
Balances at September
 30, 1997 (unaudited)... $3,427,482   110,000 $1,100    $4,711,311     $291,411     $8,431,304
                         ==========   ======= ======    ==========     ========     ==========


            See accompanying notes to combined financial statements.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                            --------------------------------------------------
                                  YEARS ENDED            NINE MONTHS ENDED
                                 DECEMBER 31,              SEPTEMBER 30,
                               1995         1996         1996         1997
                            -----------  -----------  -----------  -----------
                                                            (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss).......  $    67,416  $   176,943  $   170,410  $  (491,815)
  Adjustments to reconcile
   net earnings to net
   cash provided by
   operating activities:
   Depreciation, depletion
    and amortization......      176,329      256,238      184,390      262,398
   Other income...........           --           --           --      (27,919)
   Deferred income taxes..       40,554       95,075       66,022     (135,629)
   Changes in assets and
    liabilities:
    (Increase) decrease in
     accounts receivable..     (116,358)    (390,576)       8,320      424,138
    Decrease (increase) in
     prepaid expenses and
     other assets.........      439,148       42,125       (6,722)          --
    Increase (decrease) in
     accounts payable and
     accrued liabilities..      685,186      176,111      424,570     (218,738)
                            -----------  -----------  -----------  -----------
      Net cash provided by
       (used in) operating
       activities.........    1,292,275      355,916      846,990     (187,565)
                            -----------  -----------  -----------  -----------
Cash flows from investing
 activities:
  Capital expenditures....   (2,048,979)  (5,801,371)  (3,825,083)  (2,830,797)
  Proceeds from sale of
   oil and gas properties.           --      490,635           --           --
                            -----------  -----------  -----------  -----------
      Net cash used in
       investing
       activities.........   (2,048,979)  (5,310,736)  (3,825,083)  (2,830,797)
                            -----------  -----------  -----------  -----------
Cash flows from financing
 activities:
  Partner contributions...      281,339    2,947,810    1,776,484      747,411
  Distribution received
   from partnership.......           --           --           --       47,486
  Proceeds from issuance
   of common stock........    4,774,078           --           --           --
  Principal payments on
   notes payable..........      (19,080)          --           --           --
  Principal payments on
   credit line............       (9,000)     (26,000)     (26,000)          --
                            -----------  -----------  -----------  -----------
      Net cash provided by
       financing
       activities.........    5,027,337    2,921,810    1,750,484      794,897
                            -----------  -----------  -----------  -----------
      Net increase
       (decrease) in cash
       and cash
       equivalents........    4,270,633   (2,033,010)  (1,227,609)  (2,223,465)
Cash and cash equivalents
 balance at beginning of
 year.....................        7,745    4,278,378    4,278,378    2,245,368
                            -----------  -----------  -----------  -----------
Cash and cash equivalents
 balance at end of year...  $ 4,278,378  $ 2,245,368  $ 3,050,769  $    21,903
                            ===========  ===========  ===========  ===========
Supplemental disclosures
 of cash flow information:
  Cash paid for interest..  $     3,217  $       101  $       101  $        --


            See accompanying notes to combined financial statements.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

             DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Purpose

South Coast Exploration Company, SOCO Exploration, L.P. and Interactive Exploration Solutions, Inc. (collectively, the Company) are three business entities with common ownership.

South Coast Exploration Company (SCEC) was formed in 1990 for exploration and production of hydrocarbon reserves throughout the Gulf Coast areas of Texas and Louisiana and the Permian Basin in West Texas. SCEC was wholly-owned by Ron A. Krenzke, Philip V. Duggan and Craig S. Davis until July 1995, when Equitable Capital Corporation (Equitable) purchased a 30% interest in SCEC for $5,000,000.

Interactive Exploration Solutions, Inc. (INEXS) was also formed in 1990 by Ron
A. Krenzke, Philip V. Duggan and Craig S. Davis. INEXS provides geophysical and geological interpretation consulting services to exploration and production companies. INEXS is wholly-owned by the founders.

SOCO Exploration, L.P. (SOCO) was formed in 1995 as a limited partnership to acquire interests in oil and gas properties. SCEC is the general partner of SOCO with a 1% interest and Equitable owns the remaining 99% limited partner interest.

In September 1997, SCEC, INEXS and SOCO became wholly owned subsidiaries of XPLOR Energy, Inc., a Delaware corporation formed July 2, 1997 (XPLOR). See
Note 9.

Principles of Combination

The combined financial statements include the accounts of SCEC, SOCO and INEXS. The stockholders' equity of SCEC and INEXS and partners' capital of SOCO are presented together due to the commonality of the stockholders and partners of SCEC, SOCO and INEXS. All material intercompany accounts and transactions have been eliminated in the combination.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of less than ninety days to be cash and cash equivalents.

Investments

Investments where the Company has ownership interest of less than 50% are accounted for on the equity method; all investments with an ownership interest of less the 20% are accounted for on the cost method.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related internal costs and geological and geophysical costs, are capitalized.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)
All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investment in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate the properties are impaired, the amount of the impairment is added to the capitalized cost to be amortized.

In addition, capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value" discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Other Property and Equipment

Other property and equipment consists of furniture, office equipment and computer hardware and software. The computer hardware and software are depreciated on a straight-line basis over the estimated useful life of five years and all other assets are depreciated on a double-declining basis over the estimated useful life of the assets ranging from five to seven years. Assets are grouped and evaluated for potential impairment based on the ability to identify separate cash flows generated therefrom.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SOCO is a limited partnership. As a result, SOCO's net income or loss for federal income tax purposes is included in the tax return of the individual partners, and may vary substantially from income or loss reported for financial purposes. Accordingly, no recognition has been given to federal income taxes for SOCO's operations.

The tax basis of the SOCO partnership net assets is approximately $2,655,000 at December 31, 1996.

Revenue Recognition

Owners of oil and gas properties often take more or less production from a property than entitled to based on their ownership percentages in the property. This results in a condition known in the industry as a production imbalance. The Company follows the sales method of accounting for production imbalances. Under this method, the Company recognizes revenues on production as it is taken and delivered to its purchasers. The Company's oil and gas imbalances are not significant at December 31, 1995 and 1996.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

Segment Information

The total identifiable assets of INEXS were $279,000 and $474,000 at December 31, 1995 and 1996, respectively. Depreciation was $10,000 and $15,000 for the years ended December 31, 1995 and 1996, respectively. There were no capital expenditures in 1995, and capital expenditures were $122,000 for the year ended December 31, 1996.

The Company recognizes consulting revenue as service is provided.

Fair Value of Financial Instruments

Fair value estimates of the Company's financial instruments are made at discrete points in time based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The Company believes that the carrying amounts of its current assets and liabilities approximate the fair value of such items.

The carrying value of cash and cash equivalents approximates its fair value because of the short-term maturity of these instruments.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as well as reserve information which affects the depletion calculation and the computation of the full cost ceiling limitation to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Earnings Per Share

Earnings per common share computations are not included because the information is not meaningful.

Interim Financial Statements

The interim financial statements of the Company included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

In the opinion of the Company, all adjustments, consisting of normal recurring accruals, necessary to present fairly the information in the accompanying interim financial statements have been included. The results of operations for such interim periods are not indicative of the results for the full year.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(2) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130 regarding reporting comprehensive income, which establishes standards for reporting and display of comprehensive income and its components. The components of comprehensive income refer to revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS No. 130 requires that all items recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed in equal prominence with the other financial statements; the total of other comprehensive income for a period is required to be transferred to a component of equity that is separately displayed in a statement of financial condition at the end of an accounting period. SFAS No. 130 is effective for both interim and annual periods beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt SFAS No. 130 for the fiscal year ending December 31, 1998.

In June 1997, FASB issued SFAS No. 131 regarding disclosures about segments of an enterprise and related information. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for periods beginning after December 15, 1997. The Company will adopt SFAS No. 131 for the fiscal year ending December 31, 1998.

The Company believes that adoption of these financial accounting standards will not have a material effect on its financial condition or results of operations.

(3) INVESTMENTS

Through INEXS, the Company has a 25% percent investment in INEXS One Limited Partnership (INEXS LP1) that is accounted for using the equity method. INEXS serves as the general partner of this partnership. INEXS LP1 rents time to INEXS on the 3-D seismic workstations owned by the partnership. This investment includes undistributed earnings (losses) of approximately $(6,100) and $5,900 in 1995 and 1996, respectively. Subsequent to December 31, 1996, INEXS entered into an agreement with the partners of INEXS LP1 to purchase all of the workstations from this partnership for approximately $165,000. Upon execution of the purchase agreement, the partnership will be dissolved.

Summarized financial data for the years ended and as of December 31, 1995 and 1996 is not presented as the Company's ownership interest in INEXS LP1 is not material to its current operations.

(4) CREDIT FACILITY

In 1995, the Company obtained a revolving credit facility from Southwest Bank of Texas totaling $75,000. The outstanding principal balance accrues interest at a varying rate per annum that is 1.5% above the prime lending rate. Under the debt agreement, all amounts outstanding at any year end are due in January. The Company had $26,000 and no amount outstanding under the facility at December 31, 1995 and 1996, respectively.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(5) RELATED PARTY TRANSACTIONS

INEXS LP1, an affiliate of INEXS, charges rent for the time spent by INEXS consultants on the 3D seismic workstations owned by the partnership. For the years ended December 31, 1995 and 1996, INEXS LP1 charged $101,555 and $165,156, respectively in workstation fees to INEXS. There were no amounts payable to INEXS LP1 as of December 31, 1995. As of December 31, 1996, $44,685 is payable to INEXS LP1 for December workstation fees.

(6) INCOME TAXES

Total income taxes were different than the amounts computed by applying the statutory income tax rate (34%) to earnings before income taxes. The reasons for this difference are as follows:

                                                                ---------------
                                                                   1995    1996
                                                                ------- -------
Tax computed at statutory rate................................. $36,710 $92,486
Adjustments resulting from:
  Non-deductible expenses and other............................   3,844   2,589
                                                                ------- -------
    Total income taxes......................................... $40,554 $95,075
                                                                ======= =======

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996 are presented below:

                                                          --------------------
                                                               1995       1996
                                                          ---------  ---------
Net operating loss carry forwards........................ $ 167,988  $ 457,153
                                                          ---------  ---------
  Gross deferred tax assets..............................   167,988    457,153
                                                          ---------  ---------
Basis differences in property and equipment..............  (208,542)  (592,782)
                                                          ---------  ---------
  Gross deferred tax liabilities.........................  (208,542)  (592,782)
                                                          ---------  ---------
  Net deferred tax liability............................. $ (40,554) $(135,629)
                                                          =========  =========

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. No such valuation allowance was established at December 31, 1995 and 1996. The net deferred tax assets relate to net operating loss carryforwards which will begin to expire in 2010 if not previously utilized.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(7) COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a noncancelable operating lease for its office space which will expire in September 2001. The Company will be required to make future payments in connection with the lease agreement as follows for the years ending:

                                                                       --------

DECEMBER 31,
 1997.................................................................. $ 95,178
 1998..................................................................  108,444
 1999..................................................................  108,672
 2000..................................................................  108,900
 Thereafter............................................................   72,600
                                                                        --------
                                                                        $493,794
                                                                        ========

Rent expense under operating leases was $88,868 and $78,700 in 1995 and 1996, respectively.

Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(8) STOCK OPTIONS

Weisser, Johnson & Co., a third-party financial advisor (Weisser), holds options to acquire from certain principals of the Company 18.75% of the shares of common stock or any other interest in SCEC which such principals obtained after Equitable purchased a 30% interest in SCEC in July of 1995, plus 18.75% of any options, warrants or other rights to acquire securities in SCEC which management received at the time of the Equitable stock purchase (13,125 shares of SCEC's common stock in total). These options have a term of seven years from the date of closing (expiring September 8, 2002) and an exercise price of 95% of the implicit valuation of the equity or other interest in the context of such financing. This represents a right to purchase 13,125 shares of the common stock of SCEC, subject to adjustment, from the principals for $2,078,125. SCEC management holds a proxy under certain circumstances to exercise voting rights on any securities in SCEC received by Weisser under these options until the earlier of five years or until SCEC securities are publicly traded. The options issued to Weisser were accounted for as a capital transaction of the Company.

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(9) SUBSEQUENT EVENTS

On August 19, 1997, an agreement was entered into by XPLOR Energy, Inc., a Delaware corporation formed July 2, 1997 (XPLOR), Araxas Energy Corporation
(AEC), SCEC, INEXS, SOCO and certain owners of the stock of AEC, SCEC, INEXS and SOCO (the Acquisition Agreement), which provided for the combination of AEC and its subsidiaries with SCEC, INEXS and SOCO, with XPLOR as the parent company. The Acquisition Agreement was closed on September 24, 1997, with XPLOR issuing stock to the previous owners of AEC, SCEC, INEXS and SOCO. In addition, three notes of $1,000,000 each were created by XPLOR, payable to the principals of INEXS and secured by the stock of INEXS (the INEXS Shareholder Notes). The INEXS Shareholder Notes are payable on or before September 24, 1998 and do not bear interest. The Acquisition Agreement has been accounted for as a purchase, effective September 30, 1997, of SCEC, INEXS and SOCO by XPLOR, as successor to AEC. In connection with the Acquisition Agreement, Weisser's option to purchase common stock of SCEC was converted into the right to purchase common stock of XPLOR.

(10) SUPPLEMENTAL OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)


Reserve Quantity Information

Total proved and proved developed oil and gas reserves of the Company at December 31, 1996 have been estimated by an independent petroleum engineer in accordance with guidelines established by the Securities and Exchange Commission (SEC). No comparable estimates were available for subsequent or prior periods. Therefore, reserves for December 31, 1995 have been calculated by adjusting the December 31, 1996 amounts for the respective period's activities and consequently, no revisions of previous estimates have been reflected. All reserve estimates are based on economic and operating conditions existing at December 31, 1996. The future net cash flows from the production of these proved reserve quantities were computed by applying current prices of oil and gas, at year end (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves less the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. All of the Company's properties are located in the Gulf Coast areas of Texas and Louisiana and the Permian Basin in West Texas.

Capitalized Costs Relating to Oil and Gas Producing Activities

                                                         ----------------------
                                                             DECEMBER 31,
                                                               1995        1996
                                                         ----------  ----------
Proved properties....................................... $1,425,230  $5,787,978
Unproved properties.....................................    629,233   1,450,994
                                                         ----------  ----------
                                                          2,054,463   7,238,972
Accumulated depreciation, depletion and amortization....   (168,428)   (405,602)
                                                         ----------  ----------
                                                         $1,886,035  $6,833,370
                                                         ==========  ==========

Costs Incurred in Oil and Gas Property, Acquisition, Exploration and Development Activities

                                                           ---------------------
                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                                 1995       1996
                                                           ---------- ----------
Exploration costs......................................... $1,875,587 $5,045,149
Development costs.........................................    178,876    139,360
                                                           ---------- ----------
                                                           $2,054,463 $5,184,509
                                                           ========== ==========

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

Results of Operations for Gas and Oil Producing Activities

                                                           -------------------
                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                                1995      1996
                                                           ---------  --------
Revenues.................................................. $ 263,590  $686,221
Lifting costs--lease operating expense and production
 taxes....................................................   (49,464)  (97,473)
General operating expense.................................  (385,452) (396,370)
Depreciation, depletion and amortization..................  (168,428) (237,174)
                                                           ---------  --------
Results of operations from producing activities........... $(339,754) $(44,796)
                                                           =========  ========

Reserve Quantity Information

                                                            -------------------
                                                                OIL         GAS
                                                             (BBLS)       (MCF)
                                                            -------  ----------
Year ended December 31, 1995:
  Proved Developed and Undeveloped Reserves:
    Beginning of year......................................  28,500      77,300
    Extensions and discoveries.............................  20,800       4,500
    Production............................................. (12,100)    (25,700)
                                                            -------  ----------
    End of year............................................  37,200      56,100
                                                            =======  ==========
Year ended December 31, 1996:
  Proved Developed and Undeveloped Reserves:
    Beginning of year......................................  37,200      56,100
    Extensions and discoveries............................. 306,300  10,899,800
    Production............................................. (23,600)    (46,100)
                                                            -------  ----------
    End of year............................................ 307,300  10,909,800
                                                            =======  ==========

Standardized Measures of Discounted Future Net Cash Flows

                                                       -----------------------
                                                            DECEMBER 31,
                                                             1995         1996
                                                       ----------  -----------
Future cash inflows................................... $3,373,721  $48,474,800
Future development costs..............................   (237,184)  (9,287,200)
Future production costs...............................   (569,473)  (4,355,600)
                                                       ----------  -----------
Future net cash inflows before income taxes...........  2,567,064   34,832,000
Future income taxes...................................   (475,558) (10,619,702)
                                                       ----------  -----------
Future net cash inflows...............................  2,091,506   24,212,298
10% annual discount...................................   (229,218) (11,670,252)
                                                       ----------  -----------
Standardized measure of discounted future net cash
 inflows.............................................. $1,862,288  $12,542,046
                                                       ==========  ===========

                        SOUTH COAST EXPLORATION COMPANY,
                           SOCO EXPLORATION, L.P. AND
                    INTERACTIVE EXPLORATION SOLUTIONS, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED) Principles Sources of Changes in the Standardized Measure of Discounted Future Net Cash Flows

                                                      ------------------------
                                                            YEARS ENDED
                                                           DECEMBER 31,
                                                             1995         1996
                                                      -----------  -----------
Standardized measure of discounted future net cash
 flows:
  Beginning of year.................................. $ 1,601,535  $ 1,862,288
  Extensions and discoveries less related cost.......     832,355   15,608,000
  Revisions of previous quantity estimates less
   related costs.....................................          --       32,097
  Net change in income taxes.........................    (357,476)  (4,250,278)
  Net changes in prices and production costs.........          --      180,761
  Acquisition/development costs incurred during
   period and changes in estimated future development
   costs.............................................          --      (43,926)
  Sales of oil and gas produced during period, net of
   lifting costs.....................................    (214,126)    (588,748)
  Accretion of discount..............................          --      186,229
  Other..............................................          --     (444,377)
                                                      -----------  -----------
                                                      $ 1,862,288  $12,542,046
                                                      ===========  ===========

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
XPLOR Energy, Inc.

We have audited the accompanying statement of revenues and direct operating expenses of the property acquired by XPLOR Energy, Inc. (Main Pass 35) for the eight month period ended August 31, 1996 and the year ended December 31, 1995. This statement is the responsibility of XPLOR Energy, Inc. Our responsibility is to express an opinion on the statement based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement was prepared as described in Note 1 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in certain SEC regulatory reports and filings of XPLOR Energy, Inc. and are not intended to be a complete presentation of the revenues and direct operating expenses of the property.

In our opinion, the statement referred to in the first paragraph of this report presents fairly, in all material respects, the revenues and direct operating expenses of the property as described in Note 1 for the eight month period ended August 31, 1996 and year ended December 31, 1995, in conformity with generally accepted accounting principles.


                                        BDO SEIDMAN, LLP

Grand Rapids, Michigan
October 2, 1997

                                  MAIN PASS 35

              STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES


                                                            -------------------

                                                                     EIGHT MONTH
                                                         YEAR ENDED PERIOD ENDED
                                                       DECEMBER 31,   AUGUST 31,
                                                               1995         1996
                                                       ------------ ------------
Dollars in thousands
Oil, gas and facilities revenues......................    $4,752       $3,548
Lease operating expenses..............................     3,567        2,736
                                                          ------       ------
Revenues in excess of direct operating expenses.......    $1,185       $  812
                                                          ======       ======




                See accompanying notes to financial statements.

                                  MAIN PASS 35

                          NOTES TO FINANCIAL STATEMENT

(1) BASIS OF PRESENTATION

The accompanying statements of revenues and direct operating expenses (Statement) were prepared from the historical accounting records of an oil and gas consulting service and an oil and gas partnership (accrual basis, successful efforts method of accounting for oil and gas activities, in accordance with generally accepted accounting principles). The Statement represents 70% of the operations of Main Pass 35, consistent with the ownership interests of the property for the eight month period ended August 31, 1996.

Gross revenues and direct operating expenses included herein are not necessarily representative of future operations. Additionally, the Statement does not include depreciation, depletion and amortization, administrative and general expenses, interest expense, or federal and state income taxes.

Complete financial statements, including a balance sheet, are not presented as Main Pass 35 was not maintained as a separate business unit, and assets, liabilities or indirect operating costs applicable to Main Pass 35 were not segregated. It is not practicable to identify all assets, liabilities or indirect operating costs applicable to Main Pass 35.

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES

Estimated Quantities of Proved Oil and Gas Reserves (unaudited)

Reserve information presented below is based on the January 1, 1997 reserve report prepared by an independent petroleum engineer. The year ended December 31, 1995 and the eight month period ended August 31, 1996 information has been computed by adjusting the January 1, 1997 reserve report for production and known purchases.

Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods.

Below are the net quantities of proved reserves and proved developed reserves for the Main Pass 35 property:

                                                                 -------------
                                                                     OIL    GAS
                                                                 (MBBLS) (MMCF)
                                                                 ------- ------
Proved reserves, December 31, 1994..............................  3,379  2,030
Production......................................................   (232)  (300)
                                                                  -----  -----
Proved reserves, December 31, 1995..............................  3,147  1,730
Production......................................................   (157)   (74)
                                                                  -----  -----
Proved reserves, August 31, 1996................................  2,990  1,656
                                                                  =====  =====

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards (SFAS) No. 69. The Standardized Measure does not purport to present the fair market value of the proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

                                  MAIN PASS 35

Under the Standardized Measure, the year ended December 31, 1995 and the eight month period ended August 31, 1996 future cash flows were estimated by applying December 31, 1995 and August 31, 1996 prices, respectively, adjusted for fixed and determinable escalations, to the estimated future production of proved reserves. Future cash inflows for the year ended December 31, 1995 and the eight month period ended August 31, 1996 were reduced by estimated future production, development and dismantlement costs based on the year ended December 31, 1995 and the eight month period ended August 31, 1996 costs, respectively, to determine pre-tax cash inflows. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure. No deduction has been made for general and administrative expenses, interest or provisions for depreciation, depletion or amortization, or for taxes on income.

The following Standardized Measure and changes in the Standardized Measure are based on the reserve estimate performed as of December 31, 1996, using the appropriate year-end prices and costs.

Set forth below is the Standardized Measure (before income taxes) relating to proved oil and gas reserves:

                                                      --------------------
                                                                    EIGHT MONTH
                                                        YEAR ENDED PERIOD ENDED
                                                      DECEMBER 31,   AUGUST 31,
                                                              1995         1996
                                                      ------------ ------------
Dollars in thousands
Future cash inflows..................................      $62,860      $65,855
Future production and development costs..............       36,394       36,468
                                                           -------      -------
Future net cash inflows..............................       26,466       29,387
10% annual discount for estimated timing of cash
 flows...............................................       10,454       11,995
                                                           -------      -------
Standardized Measure (before income taxes) of
 discounted future net cash flows....................      $16,012      $17,392
                                                           =======      =======

The Standardized Measure of discounted future net cash flows is based on the following oil and gas prices:

                                                       -------------------
                                                                     EIGHT MONTH
                                                         YEAR ENDED PERIOD ENDED
                                                       DECEMBER 31,   AUGUST 31,
                                                               1995         1996
                                                       ------------ ------------
Oil (per Bbl).........................................       $18.15       $20.51
Gas (per Mcf).........................................         2.98         2.43
                                                             ======       ======

The following is an analysis of the changes in the Standardized Measure (before income taxes):

                                                     ---------------------
                                                                    EIGHT MONTH
                                                       YEAR ENDED  PERIOD ENDED
                                                     DECEMBER 31,    AUGUST 31,
                                                             1995          1996
                                                     ------------  ------------
Dollars in thousands
Standardized Measure (before income taxes),
 beginning of year.................................       $12,972       $16,012
Sales and transfers of oil and gas produced, net of
 production costs..................................          (857)         (564)
Net change in sales and transfer prices, net of
 production costs..................................         4,388         1,275
Accretion of discount..............................         1,297         1,066
Changes in timing of production and other..........        (1,788)         (397)
                                                          -------       -------
Standardized Measure (before income taxes), end of
 year..............................................       $16,012       $17,392
                                                          =======       =======

                                                                      EXHIBIT A

       [LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES APPEARS HERE]

                               October 13, 1997

Mr. S. W. Nance
XPLOR Energy, Inc.
10200 Grogans Mill Road, Suite 500
The Woodlands, Texas 77380

Dear Mr. Nance:

In accordance with your request, we have estimated the proved reserves and future revenue, as of September 30, 1997, to the XPLOR Energy Inc. (XPLOR) interest in certain oil and gas properties located in Alabama, Louisiana, and Texas as listed in the accompanying tabulations. The XPLOR interest is the result of the combined interests of Araxas Energy Corporation and South Coast Exploration Company. This is an update of our report which sets forth our estimates of reserves and future revenue to the XPLOR interest as of December 31, 1996. For the purposes of this report, projections for the top 90 percent of the properties based on present worth have been reviewed and updated. The remainder of the projections have been "rolled forward" from our estimates as of December 31, 1996. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission
(SEC).

We estimate the net reserves and future net revenue to the XPLOR interest, as of September 30, 1997, to be:

                                     NET RESERVES         FUTURE NET REVENUE
                                 -------------------- --------------------------
                                    OIL       GAS                  PRESENT WORTH
CATEGORY                         (BARRELS)   (MCF)       TOTAL        AT 10%
--------                         --------- ---------- ------------ -------------
Proved Developed
  Producing..................... 1,814,729 10,659,118 $ 32,030,800  $22,117,300
  Non-Producing.................   557,899  4,319,916   15,844,000    8,220,400
Proved Undeveloped.............. 1,197,231 21,592,460   52,193,000   26,330,600
                                 --------- ---------- ------------  -----------
    Total Proved................ 3,569,859 36,571,494 $100,067,800  $56,668,300

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Future gross revenue to the XPLOR interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes; future net revenue for the offshore properties is also after deducting abandonment costs. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment nor the cost of abandoning the onshore properties. Future revenue estimates for offshore properties also do not include any salvage value for the lease and well equipment, but do include XPLOR's estimates of the costs to abandon the wells, platforms, and production facilities at Main Pass Block 35 Field. These abandonment costs are included in the operating expenses as a monthly payment to an escrow account for the Main Pass Block 35 Field. No payment to an escrow account is included for the High Island 30L Field as the abandonment escrow account is fully funded.

Oil prices used in this report were provided by XPLOR and are the actual prices received for each field as of September 30, 1997. Where actual oil prices were not available, a September 30, 1997 South Louisiana Sweet index price of $20.35 per barrel or a West Texas Intermediate index price of $19.75 per barrel was used, adjusted by field for regional price differentials. Gas prices used in this report were provided by XPLOR and are the September 1997 prices received for each field. Where actual gas prices were not available, September 1997 regional spot prices were used, adjusted for transportation fees. Oil and gas prices for all properties are held constant in accordance with SEC guidelines.

Lease and well operating costs are based on operating expense records of XPLOR. These costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, this report includes the income XPLOR is currently receiving for transporting oil and gas for other operators and is shown as negative operating costs. Headquarters general and administrative overhead expenses of XPLOR are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the XPLOR interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on XPLOR receiving its net revenue interest share of estimated future gross gas production.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates up or down in the future as additional performance data become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from XPLOR Energy, Inc. and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                   Very truly yours,

                                   [SIGNATURE APPEARS HERE]

                      [LOGO OF XPLOR ENERGY APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following are the estimated expenses (other than underwriting discounts and commission) of the issuance and distribution of the securities being registered, all of which shall be paid by the Company:

                                                                      ------

     Securities and Exchange Commission Registration Fee.......... $  22,478
     NASD Filing Fee..............................................  7,917.50
     Nasdaq National Market Fees..................................         *
     Printing Expenses............................................         *
     Legal Fees and Expenses......................................         *
     Engineering Fees and Expenses................................         *
     Accountants' Fees and Expenses...............................         *
     Blue Sky Fees and Expenses...................................     5,000
     Transfer Agent and Registrar Fees............................         *
     Miscellaneous Expenses.......................................         *
                                                                   ---------
         Total.................................................... 1,300,000
                                                                   =========

 *  To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware General Corporation Law

Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 145(d) of the DGCL states that any indemnification under subsections
(a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (2) if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (3) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in this official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation

The Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Restated Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

Bylaws

The Bylaws of the Company provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder, and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. The Bylaws further provide that the right to indemnification conferred thereby shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a current, former or proposed director or officer in his or her capacity as a director or officer or proposed director or officer (and not in any other capacity in which service was or is or has been agreed to be rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnified person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under the Bylaws or otherwise. In addition, the Bylaws provide that the Company may, by action of its board of directors, provide indemnification to employees and agents of the Company, individually or as a group, with the same scope and effect as the indemnification of directors and officers provided for in the Bylaws.

The Bylaws include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined therein).

Indemnification Agreements

The Company has entered into Indemnification Agreements with each of its directors. The Indemnification Agreements provide that the Company shall indemnify the director and hold him harmless from any losses and expenses which, in type or amount, are not insured under the directors and officers' liability insurance maintained by the Company, and generally indemnify the director against losses and expenses as a result of a claim or claims made against him for any breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted by the director or any of the foregoing alleged by any claimant or any claim against the director solely by reason of his being a director or officer of the Company, subject to certain exclusions. The Indemnification Agreements also provide certain procedures regarding the right to indemnification and for the advancement of expenses.

Underwriting Agreement

The Underwriting Agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

Insurance

The Company expects to obtain a policy of liability insurance to insure its officers and directors against losses resulting from certain acts committed by them in their capacities as officers and directors of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In March 1995, Araxas, the Company's predecessor, acquired oil and gas properties from New West for consideration that included 25,000 shares of Araxas common stock, redeemable preferred stock with an aggregate redemption value of $1.5 million and the assumption of a note for $827,000. New West also advanced cash to Araxas pursuant to a promissory note in the principal amount of $3.7 million. The preferred stock was subsequently redeemed by Araxas in exchange for an additional 7,434 shares of Araxas common stock. Araxas also issued to New West an additional 5,263 shares of Araxas common stock to amend certain provisions of the promissory note. In April 1996, Araxas granted to Stratum an option to purchase 22,241 shares of Araxas common stock in connection with a debt agreement entered into by the Company and Stratum. In July 1996, Araxas acquired the interest in the Main Pass 35 field and related assets held by Gulfland Resources, Inc. for consideration that included 5,931 shares of Araxas common stock, $7.7 million in cash and a promissory note in principal amount of $620,000. The issuances of common stock by Araxas in these transactions were exempt from the registration requirements under the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering.

In September 1995, South Coast entered into a stock purchase agreement with Equitable pursuant to which Equitable acquired 30,000 shares of South Coast common stock. The issuance of common stock by South Coast in this transaction was exempt from the registration requirements under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving any public offering.

In connection with the Combination Transaction, the Company (i) acquired all of the outstanding capital stock of Araxas, South Coast and INEXS, and all of the outstanding limited partnership interests of SOCO, (ii) issued to the owners of the outstanding capital stock of Araxas 2,785,948 shares of Common Stock and
(iii) issued to the owners of the outstanding capital stock and limited partnership interests of the South Coast Companies 1,785,425 shares of Common Stock and $3.0 million principal amount of Combination Notes. The issuance of the Company's Common Stock in the Combination Transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as a transaction not involving any public offering.

Prior to the consummation of this Offering, the Company declared a dividend of
22.2 shares of Common Stock for each share of Common Stock (the "Stock Split"). All share amounts set forth in the preceding paragraph have been adjusted to reflect the Stock Split. The Stock Split is exempt from the registration requirements of the Securities Act as it will not involve a "sale" as defined in Section 2(3) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 +1.1    --Form of Underwriting Agreement.
 *2.1    --Acquisition Agreement and Plan of Organization, dated as of August
          19, 1997, by and among Araxas, XPLOR (formerly Araxas Holdings, Inc.),
          South Coast, INEXS, SOCO, ERI Investments, Inc., 420 Energy
          Investments, Inc., and W.E. Rowsey, III, R.A. Krenzke, Craig Davis,
          Phil Duggan and the trusts identified therein. Pursuant to Item
          601(b)(2) of Regulation S-K, the Company agrees to furnish supplementally to the Commission upon request a copy of any omitted schedule to this agreement.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  +3.1   --Restated Certificate of Incorporation of the Company.
  +3.2   --Bylaws of the Company.
  +4.1   --Form of certificate representing Common Stock.
  +5.1   --Opinion of Baker & Botts, L.L.P.
 *10.1   --Credit Agreement, dated as of September 24, 1997, between Araxas
          SPV-I, Inc. and Credit Lyonnais, as agent.
  10.2   --Guaranty dated as of September 24, 1997 executed by XPLOR, Araxas,
          Araxas Exploration, Inc., South Coast, INEXS and SOCO for the benefit of Credit Lyonnais.
  10.3   --Subordination Agreement dated as of September 24, 1997 by and between Craig S. Davis, Philip V. Duggan, Ron A. Krenzke, Credit
          Lyonnais and the Company.
  10.4   --Subordination Agreement dated as of September 24, 1997 by and between Equitable, Credit Lyonnais, XPLOR and Araxas.
 *10.5   --XPLOR Energy, Inc. Long-Term Incentive Plan.
 *10.6   --First Amendment to XPLOR Energy, Inc. Long-Term Incentive Plan.
  10.7   --Stock Option Agreement, dated as of August 6, 1996, between Araxas and Stratum.
  10.8   --Letter Agreement, dated as of September 24, 1997, between Araxas and
          Stratum, amending the Stock Option Agreement.
  10.9   --Stock Purchase Warrant issued as of September 24, 1997 by the
         Company to Credit Lyonnais.
  10.10  --Release and Termination Agreement, dated as of September 24, 1997, among South Coast, Weisser Johnson and Ron A. Krenzke, Craig S. Davis
          and Philip V. Duggan.
  10.11  --Registration Rights Agreement, dated as of September 24, 1997, between the Company and Credit Lyonnais.
  10.12  --Registration Rights Agreement, dated as of September 24, 1997, between the Company and Equitable.
  10.13  --Registration Agreement, dated as of September 1, 1995, between South
          Coast, Ron A. Krenzke, Craig S. Davis and Philip V. Duggan, Equitable
          and Weisser Johnson.
  10.14  --Promissory Note dated July 7, 1997 between the Company and
         Equitable.
  10.15  --Promissory Note dated September 24, 1997 between the Company and Ron
          A. Krenzke.
  10.16  --Promissory Note dated September 24, 1997 between the Company and
          Philip V. Duggan.
  10.17  --Promissory Note dated September 24, 1997 between the Company and
          Craig S. Davis.
 *10.18  --Employment Agreement, dated as of June 18, 1997, between the Company and Steven W. Nance.
 *10.19  --Employment Agreement, dated as of September 24, 1997, between the
          Company and Ron A. Krenzke.
 *10.20  --Employment Agreement, dated as of July 22, 1997, between the Company and Stephen M. Clark.
 *10.21  --Employment Agreement, dated as of September 24, 1997, between the
          Company and Philip V. Duggan.
 *10.22  --Employment Agreement, dated as of September 24, 1997, between the
          Company and Craig S. Davis.
  10.23  --Severance Agreement, dated as of September 24, 1997, between the
          Company and John L. Faulkinberry.
  10.24  --Stock Acquisition Agreement, dated as of September 24, 1997, between the Company and John L. Faulkinberry.
  10.25  --Promissory Note dated September 24, 1997 between the Company and
          John L. Faulkinberry and Greta G. Faulkinberry.
 +10.26  --Form of Indemnification Agreement between the Company and each of its officers and directors.

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
 +10.27  --Amendment No. 1 dated     , 1997 to Credit Agreement between Araxas
          SPV-I, Inc. and Credit Lyonnais, as Agent.
 +10.28  --Registration Rights Agreement, dated as of     , 1997, between the
          Company and New West.
 +10.29  --Registration Rights Agreement, dated as of     , 1997, among the
          Company and Messrs. Rowsey, Nance, Krenzke, Davis and Duggan.
 +10.30  --XPLOR Energy, Inc. Non-Employee Director Stock Option Plan.
 *21.1   --Subsidiaries of the Company.
  23.1   --Consent of KPMG Peat Marwick LLP.
 *23.2   --Consent of BDO Seidman LLP.
 *23.3   --Consent of Netherland, Sewell & Associates, Inc.
 +23.4   --Consent of Baker & Botts, L.L.P. (included in Exhibit 5.1).
  23.5   --Consent of Frank M. Weisser.
  23.6   --Consent of Jack L. Gregory.
 *24.1   --Powers of Attorney (included on signature page).
  27.1   --Financial Data Schedule.

 *  Previously filed.

 +  To be filed by amendment.

(b) Financial Statement Schedules.

All schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto included in this Registration Statement.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates representing the shares of Common Stock offered hereby in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 1ST DAY OF DECEMBER, 1997.

                                          XPLOR ENERGY, INC.



                                                  /s/ Steven W. Nance
                                          By:__________________________________
                                                      Steven W. Nance
                                               President and Chief Executive
                                                          Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON DECEMBER 1, 1997.

              SIGNATURE                                TITLE
              ---------                                -----

        /s/ Steven W. Nance           President, Chief Executive Officer and
 ____________________________________ Director
           Steven W. Nance            (Principal Executive Officer)

       /s/  Stephen M. Clark          Vice President and Chief Financial
 ____________________________________ Officer
           Stephen M. Clark           (Principal Financial and Accounting
                                      Officer)

                  *                   Director
 ____________________________________
            Ron A. Krenzke

                  *                   Director
 ____________________________________
           W.E. Rowsey, III

   /s/ Steven W. Nance

*By:______________________

     Steven W. Nance

     Attorney in Fact

                               INDEX OF EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                            PAGES
 -------                       -----------                         ------------
  +1.1   --Form of Underwriting Agreement.
  *2.1   --Acquisition Agreement and Plan of Organization, dated
          as of August 19, 1997, by and among Araxas, XPLOR
          (formerly Araxas Holdings, Inc.), South Coast, INEXS,
          SOCO, ERI Investments, Inc., 420 Energy Investments,
          Inc., and W.E. Rowsey, III, R.A. Krenzke, Craig Davis,
          Phil Duggan and the trusts identified therein.
          Pursuant to Item 601(b)(2) of Regulation S-K, the
          Company agrees to furnish supplementally to the
          Commission upon request a copy of any omitted schedule
          to this agreement.
  +3.1   --Restated Certificate of Incorporation of the Company.
  +3.2   --Bylaws of the Company.
  +4.1   --Form of certificate representing Common Stock.
  +5.1   --Opinion of Baker & Botts, L.L.P.
 *10.1   --Credit Agreement, dated as of September 24, 1997,
          between Araxas SPV-I, Inc. and Credit Lyonnais, as
          agent.
  10.2   --Guaranty dated as of September 24, 1997 executed by
          XPLOR, Araxas, Araxas Exploration, Inc., South Coast,
          INEXS and SOCO for the benefit of Credit Lyonnais.
  10.3   --Subordination Agreement dated as of September 24,
          1997 by and between Craig S. Davis, Philip V. Duggan,
          Ron A. Krenzke, Credit Lyonnais and the Company.
  10.4   --Subordination Agreement dated as of September 24,
          1997 by and between Equitable, Credit Lyonnais, XPLOR
          and Araxas.
 *10.5   --XPLOR Energy, Inc. Long-Term Incentive Plan.
 *10.6   --First Amendment to XPLOR Energy, Inc. Long-Term
          Incentive Plan.
  10.7   --Stock Option Agreement, dated as of August 6, 1996,
          between Araxas and Stratum.
  10.8   --Letter Agreement, dated as of September 24, 1997,
          between Araxas and Stratum, amending the Stock Option
          Agreement.
  10.9   --Stock Purchase Warrant issued as of September 24,
          1997 by the Company to Credit Lyonnais.
  10.10  --Release and Termination Agreement, dated as of
          September 24, 1997, among South Coast, Weisser Johnson
          and Ron A. Krenzke, Craig S. Davis and Philip V.
          Duggan.
  10.11  --Registration Rights Agreement, dated as of September
          24, 1997, between the Company and Credit Lyonnais.
  10.12  --Registration Rights Agreement, dated as of September
          24, 1997, between the Company and Equitable.
  10.13  --Registration Agreement, dated as of September 1,
          1995, between South Coast, Ron A. Krenzke, Craig S.
          Davis and Philip V. Duggan, Equitable and Weisser
          Johnson.
  10.14  --Promissory Note dated July 7, 1997 between the
          Company and Equitable.
  10.15  --Promissory Note dated September 24, 1997 between the
          Company and Ron A. Krenzke.
  10.16  --Promissory Note dated September 24, 1997 between the
          Company and Philip V. Duggan.
  10.17  --Promissory Note dated September 24, 1997 between the
          Company and Craig S. Davis.
 *10.18  --Employment Agreement, dated as of June 18, 1997,
          between the Company and Steven W. Nance.

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                            PAGES
 -------                       -----------                         ------------
 *10.19  --Employment Agreement, dated as of September 24, 1997, between the Company and Ron A. Krenzke.
 *10.20  --Employment Agreement, dated as of July 22, 1997,
          between the Company and Stephen M. Clark.
 *10.21  --Employment Agreement, dated as of September 24, 1997, between the Company and Philip V. Duggan.
 *10.22  --Employment Agreement, dated as of September 24, 1997, between the Company and Craig S. Davis.
  10.23  --Severance Agreement, dated as of September 24, 1997, between the Company and John L. Faulkinberry.
  10.24  --Stock Acquisition Agreement, dated as of September
          24, 1997, between the Company and John L.
          Faulkinberry.
  10.25  --Promissory Note dated September 24, 1997 between the
          Company and John L. Faulkinberry and Greta G.
          Faulkinberry.
 +10.26  --Form of Indemnification Agreement between the Company and each of its officers and directors.
 +10.27  --Amendment No. 1 dated     , 1997 to Credit Agreement
          between Araxas SPV-I, Inc. and Credit Lyonnais, as
          Agent.
 +10.28  --Registration Rights Agreement, dated as of     ,
          1997, between the Company and New West.
 +10.29  --Registration Rights Agreement, dated as of     ,
          1997, among the Company and Messrs. Rowsey, Nance,
          Krenzke, Davis and Duggan.
 +10.30  --XPLOR Energy, Inc. Non-Employee Director Stock Option
          Plan.
 *21.1   --Subsidiaries of the Company.
  23.1   --Consent of KPMG Peat Marwick LLP.
 *23.2   --Consent of BDO Seidman LLP.
 *23.3   --Consent of Netherland, Sewell & Associates, Inc.
 +23.4   --Consent of Baker & Botts, L.L.P. (included in Exhibit
          5.1).
  23.5   --Consent of Frank M. Weisser.
  23.6   --Consent of Jack L. Gregory.
 *24.1   --Powers of Attorney (included on signature page).
  27.1   --Financial Data Schedule.

 *  Previously filed.

 +  To be filed by amendment.